    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 9, 1999


                                                      REGISTRATION NO. 333-87019
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 4

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                          SILICON ENTERTAINMENT, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                             7999                            77-0389433
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)         CLASSIFICATION NUMBER)              IDENTIFICATION NO.)

                              210 HACIENDA AVENUE
                           CAMPBELL, CALIFORNIA 95008
   (ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                 DAVID S. MORSE
                           CHAIRMAN, CEO & PRESIDENT
                              210 HACIENDA AVENUE
                           CAMPBELL, CALIFORNIA 95008
                                 (408) 364-6710
(NAME, ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                               AGENT FOR SERVICE)

                                   COPIES TO:

              JAMES M. KOSHLAND, ESQ.                              NORA L. GIBSON, ESQ.
              NICOLE D. ALSTON, ESQ.                            RICHARD R. PLUMRIDGE, ESQ.
              LYNN E. FULLERTON, ESQ.                               JOHN E. HAYES, ESQ.
         GRAY CARY WARE & FREIDENRICH LLP                     BROBECK, PHLEGER & HARRISON LLP
                400 HAMILTON AVENUE                           SPEAR STREET TOWER, ONE MARKET
         PALO ALTO, CALIFORNIA, 94301-1825                    SAN FRANCISCO, CALIFORNIA 94105
                  (650) 833-2000                                      (415) 442-0900

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act") check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE


------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
       TITLE OF EACH CLASS                 AMOUNT            PROPOSED MAXIMUM       PROPOSED MAXIMUM          AMOUNT OF
         OF SECURITIES TO                  TO BE              OFFERING PRICE       AGGREGATE OFFERING        REGISTRATION
          BE REGISTERED                REGISTERED(1)           PER SHARE(2)             PRICE(2)                 FEE
------------------------------------------------------------------------------------------------------------------------------
  Common stock, $0.001 par value         5,175,000                $10.00              $51,750,000              $14,387
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------


(1) Includes 675,000 shares which the underwriters have the option to purchase to cover over-allotments, if any.

(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933.


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

        THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                 SUBJECT TO COMPLETION, DATED NOVEMBER 9, 1999


PROSPECTUS

                                4,500,000 SHARES

                                 [SILICON LOGO]

                                  COMMON STOCK

     This is an initial public offering of 4,500,000 shares of common stock of Silicon Entertainment, Inc. We expect that the public offering price will be between $8.00 and $10.00 per share.

     An application has been submitted for trading and quotation of our common stock on the Nasdaq National Market under the symbol "SENT."


     OUR BUSINESS INVOLVES SIGNIFICANT RISKS. THESE RISKS ARE DESCRIBED UNDER THE CAPTION "RISK FACTORS" BEGINNING ON PAGE 9.


     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                           -------------------------

                                                              PER SHARE   TOTAL
                                                              ---------   -----
Public offering price.......................................      $         $
Underwriting discounts and commissions......................      $         $
Proceeds, before expenses, to Silicon Entertainment.........      $         $

     The underwriters may also purchase up to an additional 675,000 shares of common stock at the public offering price, less the underwriting discounts and commissions, to cover over-allotments.

     The underwriters expect to deliver the shares against payment in New York,
New York on              , 1999.

                           -------------------------
SG COWEN
      CIBC WORLD MARKETS
                                                      J.C. BRADFORD & CO.
                                                                      E*OFFERING
             , 1999

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary....................    4
Risk Factors..........................    9
Forward-Looking Statements............   20
Other Information About this
  Prospectus..........................   20
Use of Proceeds.......................   21
Dividend Policy.......................   21
Capitalization........................   22
Dilution..............................   23
Selected Financial Data...............   24
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   26



                                        PAGE
                                        ----
Business..............................   37
Management............................   51
Transactions with Related Parties.....   60
Principal Stockholders................   62
Description of Capital Stock..........   64
Shares Eligible for Future Sale.......   68
Underwriting..........................   70
Legal Matters.........................   71
Experts...............................   72
Where to Find Additional
  Information.........................   72
Index to Financial Statements.........  F-1


                           -------------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. WE ARE OFFERING TO SELL AND SEEKING OFFERS TO BUY SHARES OF OUR COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK.
                           -------------------------

     UNTIL           , 1999 (25 DAYS AFTER COMMENCEMENT OF THIS OFFERING), ALL
DEALERS THAT BUY, SELL OR TRADE OUR COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                      (THIS PAGE INTENTIONALLY LEFT BLANK)

                               PROSPECTUS SUMMARY

     The following is only a summary. You should carefully read the more detailed information contained in this prospectus, including our financial statements and related notes. Our business involves significant risks. You should carefully consider the information under the heading "Risk Factors."

                          SILICON ENTERTAINMENT, INC.

     We own and operate NASCAR Silicon Motor Speedway racing centers. Through strategic relationships and our proprietary technology, we provide a realistic racing experience that simulates the motion, sights and sounds of an actual NASCAR race. Located in high profile, high traffic retail locations, our racing centers currently have eight, ten, twelve or fourteen race car simulators per location and sell a variety of premium motorsports merchandise. Under a licensing agreement with NASCAR, we have the exclusive right to use the NASCAR name in our simulated racing experience. In addition to our licensing agreement with NASCAR, we have licensing agreements with several NASCAR drivers including Dale Earnhardt, Jeff Gordon, Dale Jarrett, Rusty Wallace and others. To extend our racing experience into the home or office, our Web site, SMSonline.com, currently provides a range of information and services including reservations, race results, standings and other racing center information. As of August 1, 1999, our customers had completed over one million races at our racing centers. In addition we generated revenues of approximately $5.4 million for the fiscal year ended January 31, 1999 and revenues of approximately $4.2 million for the twenty-six week period ended August 1, 1999. We also had a net loss of approximately $11.5 million for the fiscal year ended January 31, 1999 and a net loss of approximately $6.5 million for the twenty-six week period ended August 1, 1999.

     We design our racing centers to provide a fun, interactive entertainment experience in an environment that is both social and competitive. Each race car simulator is 80% of the size of an actual NASCAR race car with the same colors, sponsor logos and numbers. Our race car simulators have motion platforms that move in a variety of directions, as well as several video screens and speakers surrounding each driver, all of which simulate the experience of driving an actual race car. Our racing centers encourage competition by allowing our customers to race against each other in individual races, leagues and competitions. Our racing centers also include pit areas and grandstands that offer drivers and spectators an opportunity to socialize with each other. We believe the authentic "look and feel" of our race car simulators combined with the competitive and social aspects of our racing experience create one of the most realistic and entertaining simulated racing experiences.

     Our racing centers typically require 4,000 to 8,000 square feet of space and are located in high profile retail locations. These locations currently include Mall of America in Bloomington (Minneapolis), Minnesota; Dallas Galleria in Dallas, Texas; Woodfield in Schaumburg (Chicago), Illinois; Irvine Spectrum in Irvine, California; Palisades Center in West Nyack, New York; Concord Mills in Charlotte, North Carolina; Arbor Place and Mall of Georgia, both near Atlanta, Georgia; Katy Mills in Katy (Houston), Texas; and Rivertown Crossings in Grand Rapids, Michigan. We expect to open 20 to 30 additional racing centers over the next 24 months, and have already signed leases for six of these locations including Universal CityWalk near Los Angeles, California and Opry Mills in Nashville, Tennessee.

     Motorsports is currently one of the largest and fastest growing spectator sports in the United States, with more than 80 million people interested in auto racing according to ESPN. One of the most popular motorsports formats in the United States is NASCAR, whose televised events reached over 126 million estimated households in 1998 and are covered by major broadcast and cable television networks. In addition, more than 80 Fortune 500 companies are NASCAR sponsors and total motorsports sponsorship is expected to reach $1.2 billion in 1999, or 24% of all sports sponsorship. The popularity of motorsports and NASCAR has also resulted in a large market for motorsports-related merchandise. Retail sales of NASCAR-licensed merchandise are expected to increase from $950 million in 1998 to more than $1.1 billion in 1999. Based on the growing popularity of motorsports and NASCAR, we believe a significant opportunity exists to provide simulated NASCAR racing and NASCAR-licensed merchandise throughout retail locations in the United States.

     Our objective is to be the leading provider of simulated NASCAR racing. We intend to achieve this by:

     - Expanding the Number of Our Racing Centers -- We plan to accelerate the roll-out of our racing centers, opening 20 to 30 additional racing centers over the next 24 months. We expect to open primarily 8-, 10- and 12-simulator racing centers based on customer traffic and the retail space available at each location. We intend to locate most of our future racing centers in metropolitan markets that have shown a substantial interest in NASCAR racing.

     - Continuing to Develop SMSonline.com -- We intend to enhance SMSonline.com and build upon the community of our racing customers by providing online opportunities to discuss our competitions and racing experiences, and by offering NASCAR driver testimonials and customer endorsements of our racing experience. We also intend to offer our customers who purchase our proprietary software and subscribe to our online services, the ability, from a personal computer, to: download replays of races, customize their car set-up, view live racing at our racing centers and race against customers at the racing centers.

     - Continuing to Enhance Our Racing Experience -- We intend to continue to develop our racing experience by offering additional race tracks, customized car set-up, real-time racing among our customers who are located in different racing centers, video recording and sale of individual races and improved communication during a race between drivers and racing center spectators.

     - Leveraging Strategic and Working Relationships -- We intend to leverage key relationships with NASCAR, mall developers and others to enhance our racing experience, enter into sponsorship agreements with selected NASCAR sponsors, gain entrance into new geographic markets and high profile retail locations and further promote our racing centers.

     We were incorporated in California in November 1994 as LBE Technologies, Inc. In June 1998, we changed our name to Silicon Entertainment, Inc. We intend to reincorporate in Delaware prior to the consummation of this offering. Our principal offices are located at 210 Hacienda Avenue, Campbell, California 95008. Our telephone number is (408) 364-6710. Our Web site address is www.SMSonline.com. Information contained on our Web site does not constitute part of this prospectus.

                                  THE OFFERING

Common stock we are offering..............    4,500,000 shares

Common stock to be outstanding after this
offering..................................    15,203,355 shares (see
                                              "Capitalization")

Underwriters' over-allotment option.......    675,000 shares

Use of proceeds...........................    For the expansion of the number of
                                              our racing centers, the
                                              enhancement of our hardware and
                                              software technology and basic
                                              infrastructure, the promotion of
                                              our racing centers, the addition
                                              of online content and services to
                                              our Web site, the repayment of
                                              loans to certain investors and
                                              working capital and general
                                              corporate purposes. See "Use of
                                              Proceeds."

Proposed Nasdaq National Market symbol....    SENT

     The number of shares of our common stock to be outstanding immediately after the offering is based on the number of shares outstanding on August 1, 1999 and includes 7,887,799 shares of common stock assuming the conversion of convertible preferred stock outstanding on that date. This number excludes:

     - 1,105,598 shares of our common stock issuable upon the exercise of options outstanding at a weighted average exercise price of approximately $1.92 per share;

     - warrants to purchase 822,826 shares of our common stock at a weighted average exercise price of $4.30 per share;

     - 369,444 shares of our common stock assuming the conversion of $5.7 million of subordinated convertible promissory notes issued in June 1999; and

     - 550,000 shares of our common stock assuming the conversion of $5.5 million of subordinated convertible promissory notes issued in September 1999 and warrants issued concurrently to purchase 68,750 shares of our common stock at an exercise price of $10.80 per share.

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The tables below summarize our financial data set forth in more detail in the Financial Statements included in this prospectus. The financial data below is based on the following assumptions:

     - The Pro Forma As Adjusted balance sheet data as of August 1, 1999 has been adjusted to reflect:

      - the conversion of mandatorily redeemable convertible preferred stock into common stock at the closing of this offering;

      - the issuance of $5.5 million of subordinated convertible promissory notes in September 1999; and

      - the sale of 4,500,000 shares of our common stock at an assumed initial public offering price of $9.00 per share and the application of the net proceeds from such sale. See "Use of Proceeds."

     - See Note 2 of Notes to Financial Statements for an explanation of the determination of the number of shares used in computing basic and diluted net loss per common share.

                                                                                  TWENTY-SIX WEEK
                                                       FISCAL YEAR ENDED           PERIOD ENDED
                                                  ----------------------------   -----------------
                                                  FEB. 2,   FEB. 1,   JAN. 31,   AUG. 2,   AUG. 1,
                                                   1997      1998       1999      1998      1999
                                                  -------   -------   --------   -------   -------
                                                                                    (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Total revenues..................................  $    47   $ 1,052   $  5,382   $ 1,541   $ 4,169
Total operating expenses........................    2,664     6,021     16,711     6,888     9,509
Operating loss..................................   (2,617)   (4,969)   (11,329)   (5,347)   (5,340)
Net loss........................................   (2,642)   (5,192)   (11,488)   (5,370)   (6,512)
Net loss attributable to common stockholders....  $(2,642)  $(5,200)  $(11,543)  $(5,391)  $(6,553)
Basic and diluted net loss per share
  attributable to common stockholders...........  $ (1.65)  $ (3.67)  $  (5.85)  $ (2.95)  $ (2.63)
Shares used in computing basic and diluted net
  loss per share attributable to common
  stockholders..................................    1,605     1,417      1,973     1,830     2,489

                                                                AS OF AUGUST 1, 1999
                                                              ------------------------
                                                                           PRO FORMA
                                                               ACTUAL     AS ADJUSTED
                                                              --------    ------------
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $  2,778      $41,943
Total assets................................................    16,210       55,375
Long-term portion of capital leases and long-term debt......     7,023       12,523
Total liabilities...........................................    14,363       16,863
Mandatorily redeemable convertible preferred stock..........    24,370           --
Total stockholders' equity (deficit)........................  $(22,523)     $38,512

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. You should also refer to the other information in this prospectus, including our financial statements and the related notes.

     If any of the following risks actually occur, our business, results of operations and financial condition could suffer. In that event, the trading price of our common stock could decline and you may lose all or part of your investment in our common stock. The risks discussed below also include those associated with forward-looking statements, as our actual results may differ substantially from those discussed in these forward-looking statements.

                         RISKS RELATED TO THE BUSINESS

OUR BUSINESS IS DIFFICULT TO EVALUATE BECAUSE WE HAVE A LIMITED OPERATING
HISTORY

     We opened our first racing center in August 1997. We have recognized limited revenues since our inception. In addition, our senior management team and other employees have worked together at our company for only a short period of time. Consequently, we have a limited operating history upon which you can evaluate our business.

WE HAVE NOT GENERATED SIGNIFICANT REVENUES, WE HAVE A HISTORY OF LOSSES AND WE MAY NOT BE ABLE TO ACHIEVE PROFITABILITY

     Our ability to generate significant revenues is uncertain. We have incurred substantial costs to develop our technology, open and operate our racing centers, build brand awareness and expand our marketing efforts through the Internet. We had a net loss of approximately $11.5 million for the fiscal year ended January 31, 1999 and a net loss of approximately $6.5 million for the twenty-six week period ended August 1, 1999. We expect to continue to incur losses from operations and generate negative cash flows due to significant expenses that we plan to incur. These plans include:

     - increasing the number of our racing centers;

     - enhancing our hardware and software technology and basic infrastructure;

     - expanding our marketing efforts;

     - expanding our online offerings; and

     - hiring additional management and other personnel.

     If our revenues do not increase to a level sufficient to meet our substantial costs, we will not be able to achieve profitability. Even if we do achieve profitability, we may not sustain or increase profitability on a quarterly or annual basis in the future.

WE RELY ON SIMULATED AUTO RACING FOR SUBSTANTIALLY ALL OF OUR REVENUE, AND IF DEMAND FOR SIMULATED AUTO RACING DECREASES, OUR BUSINESS WILL SUFFER

     Substantially all of our revenues are derived from the sale of tickets for our race car simulators. The market for retail entertainment like our race car simulators is characterized by rapidly changing customer preferences and accordingly, may have a limited life. Among the factors that may influence the demand for our racing centers are:

     - the popularity of motorsports, NASCAR, NASCAR drivers, team owners and other licensors;

     - technological advancements in arcade games and in at-home racing experiences;

     - cultural and demographic trends; and

     - general economic conditions, which may have a disproportionate effect on consumer entertainment spending.

     These factors are neither quantifiable nor predictable. Consequently, although we believe we offer a realistic and entertaining racing experience, we cannot predict whether demand will continue. Moreover, even if we experience great demand when we open a new racing center, we may not be able to sustain the long-term interest of our customers.

WE RECENTLY REDUCED THE NUMBER OF RACE CAR SIMULATORS IN TWO OF OUR TEN RACING CENTERS DUE TO WEAKER THAN ANTICIPATED DEMAND AND IF WE ARE NOT SUCCESSFUL IN SELECTING SITES FOR OUR RACING CENTERS, WE MAY NEED TO EFFECT SIMILAR REDUCTIONS IN OTHER RACING CENTERS

     In identifying sites for our racing centers, we analyze many factors such as mall and area population demographics and retail traffic patterns. Nevertheless, it is impossible for us to identify and quantify all of the factors that may determine the suitability of a site; therefore, it is impossible for us to determine whether a site ultimately will be successful. For example, we recently reduced the number of race car simulators from fourteen to eight at our Dallas Galleria racing center and from twelve to eight at our Irvine Spectrum racing center. Moreover, because we have only ten racing centers currently in operation, we have limited experience in selecting sites for our racing centers and there is a limited basis to evaluate our prospects for future success. If the sites we choose do not generate significant revenue and cash flow, our business will not be able to grow. If we choose to close or relocate a racing center, we would incur substantial costs, including costs relating to the long-term, non-cancelable lease obligations that generally cover our sites. In addition, closing or downsizing racing centers could damage our brand image and our relationship with NASCAR, which could affect our future profitability and our ability to negotiate favorable terms for future leases.

IF WE FAIL TO MAINTAIN OUR LICENSING AGREEMENT WITH NASCAR, WHICH IS EXCLUSIVE ONLY FOR OUR SIMULATED RACING EXPERIENCE AND WHICH MAY BE TERMINATED IF WE DEFAULT, OUR ABILITY TO PROVIDE AND ENHANCE OUR RACING EXPERIENCE WILL BE IMPAIRED

     We believe that our licensing agreement with NASCAR is vital to the success of our business and is crucial to the development and enhancement of the racing experience offered by our racing centers. Our license agreement with NASCAR for the use of its image and trademarks extends to December 31, 2005 and is exclusive for a designated category until December 31, 2002, when NASCAR can choose to renew the exclusive portion of the agreement. The exclusive category of the NASCAR license is "operator assisted, location based interactive stockcar or stock-truck entertainment experiences that consist of no less than five linked simulator units, with each on a motion-based platform and each allowing a maximum of two people to participate in each individual simulator unit." Additionally, under the license each location must be permanent in nature and in a retail environment. There can be no assurance that NASCAR will not grant non-exclusive or exclusive licenses for other categories of simulated racing outside of the category to which our exclusivity applies.

     The term of the agreement runs through December 31, 2005 and may be terminated at the option of NASCAR upon the occurrence of certain events, such as:

     - the closing of five or more of our racing centers;

     - the departure of three or more of our current directors;

     - the failure by us to operate a total of nine racing centers by January 31, 2000 and a total of thirteen racing centers by August 31, 2000;

     - the temporary cessation of operations at any of our racing centers for reasons other than renovation or repairs; and

     - the breach by us of any term in our agreement with NASCAR.

     In addition, under our agreement with NASCAR, we must obtain NASCAR's prior approval for all advertising and promotional activities as well as Web site activities utilizing NASCAR's name and for each racing center location. Our agreement also restricts the types of merchandise and food we may sell, as well as the layout of our racing centers, and requires that we locate our race car simulators only in our racing centers. These restrictions may keep us from adapting to market conditions and taking advantage of other opportunities that may arise. Also, we may inadvertently breach one or more of the terms of our agreement with NASCAR and face the possibility that NASCAR would terminate our agreement.

THE EXCLUSIVE PORTION OF OUR NASCAR LICENSING AGREEMENT TERMINATES ON DECEMBER 31, 2002 AND IF WE ARE UNABLE TO RENEW OR EXTEND IT, WE COULD BE SUBJECT TO INCREASED COMPETITION AND THE POWER OF OUR USE OF THE NASCAR NAME IN OUR BRANDING CAMPAIGN COULD BE LESSENED

     Our licensing agreement with NASCAR is exclusive for our designated category until December 31, 2002, at which time NASCAR has the sole option to renew the exclusive portion of the license. There is no assurance that NASCAR will elect to renew the exclusive portion of our license. If NASCAR elects not to renew our exclusivity, we could face additional competition if others were also granted the right to use the NASCAR name in a simulated racing experience comparable to ours.

OUR BUSINESS WILL SUFFER IF WE ARE UNABLE TO EXTEND OUR LICENSING AGREEMENTS WITH NASCAR DRIVERS, TEAM OWNERS AND RACE TRACK OWNERS, AND THE MAJORITY OF OUR LICENSES WITH TEAM OWNERS WILL EXPIRE BY MAY 2000

     We depend on our licensing arrangements with NASCAR drivers, team owners and race track owners which vary in scope and duration, but generally authorize us to incorporate their images and designs into our race car simulators and to use their names and logos in our marketing. The success of these licensing arrangements depends on many factors, including the popularity, performance and public image of the NASCAR drivers and the team owners. Some of these licensing agreements contain provisions that allow the licensor to terminate the agreement upon the occurrence of certain events. The majority of our licenses with team owners will expire before May 31, 2000, unless extended by mutual agreement. For these reasons, we cannot predict whether we will be able to realize the benefits of these licensing agreements in the future. Our business could be materially and adversely affected if our rights under the licensing agreements were diminished or lost.

OUR QUARTERLY OPERATING RESULTS ARE LIKELY TO FLUCTUATE SIGNIFICANTLY WHICH MAY RESULT IN VOLATILITY OR A DECLINE IN THE PRICE OF OUR STOCK

     Our quarterly revenues, expenses and operating results have varied in the past and may fluctuate significantly in the future due to a variety of factors, many of which are outside of our control. These factors include, among others:

     - the pace of the roll-out of our racing centers;

     - the demand for racing simulation and merchandise at our racing centers;

     - seasonal fluctuations, particularly those associated with retail shopping patterns and with the NASCAR racing season;

     - our ability to enter into new and maintain existing strategic and working relationships;

     - capital expenditures and costs related to our expansion;

     - changes in our operating expenses including, in particular, expenses related to increased personnel at our headquarters in the areas of human resources, marketing, finance and information systems, seasonal hiring at our racing centers and manufacturing support related to the expansion of our racing center operations;

     - the introduction of competitive retail entertainment products;

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

     - unfavorable changes in the prices of components and merchandise we purchase; and

     - equipment and software-related failures at our sites.

     Additionally, because we currently have only ten racing centers in operation, our operating results are particularly susceptible to fluctuations in the results from any store. You should not rely on quarter-to-quarter comparisons of our results of operations as an indication of future performance. It is possible that in some future periods our results of operations may be below the expectations of public market analysts and investors.

IF WE FAIL TO EXPAND THE NUMBER OF OUR RACING CENTERS OR TO PROPERLY MANAGE EXPANSION, OUR REVENUES WILL NOT GROW AND OUR PROFITS MAY SUFFER

     Our future growth depends primarily on our ability to increase the number of our racing centers. We plan to open 20 to 30 racing centers over the next 24 months. To execute our growth plan we must:

     - identify appropriate locations;

     - negotiate leases on acceptable terms;

     - design each racing center;

     - build race car simulators according to our expansion schedule, while maintaining quality;

     - depend upon contractors to construct our new racing centers in a timely manner while controlling costs;

     - obtain and install the necessary equipment on a timely basis;

     - obtain the timely approval of local regulatory authorities; and

     - hire, train, motivate and retain qualified employees to assist in our expansion, as well as to staff our racing centers.

     We have limited experience in building racing centers, particularly in building multiple racing centers concurrently. Our planned expansion will place a significant strain on our limited financial and management resources. Our resources may not be sufficient to adequately manage the opening of the planned number of racing centers cost effectively and under a compressed time schedule. Consequently, it may be difficult for us to meet this growth plan on our short time schedule while controlling costs. In addition, the delay of rolling out our racing centers from one quarter to the next could slow the anticipated growth of our revenues.

WE MAY NEED TO OBTAIN ADDITIONAL FUNDS TO EXECUTE OUR BUSINESS PLAN AND IF WE ARE UNABLE TO OBTAIN THESE FUNDS, WE WILL NOT BE ABLE TO EXPAND OUR BUSINESS AS PLANNED

     The capital resources required to develop each new racing center are significant. The average initial cost of opening our existing 12-simulator racing centers, including our Irvine Spectrum racing center which was initially built as a 12-simulator racing center, was approximately $2.0 million, including development costs, pre-opening costs and start-up merchandise inventory. We plan to open 20 to 30 new racing centers over the next 24 months with an estimated aggregate cost to us of approximately $30.0 to $45.0 million. To date, our cash flow from operations has been insufficient to cover our expenses and capital needs. Although we believe our existing capital resources, together with the proceeds from this offering, will be sufficient to meet our needs for the foreseeable future, including our planned expansion, the rate at which we use our available funds will depend on factors which are difficult to predict, such as our ability to control costs in designing and building our racing centers. In the future, we may require additional capital and there is no assurance that additional financing will be available at that time on terms favorable to us, or at all. If adequate funds are not available on acceptable terms, we may be forced to curtail or cease our operations. Moreover, even if we are able to continue our operations, our failure to obtain additional financing could have a negative impact on our business and financial results and may delay our expansion.

For a more detailed discussion of cash used by us in our business, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

WE ARE SUBJECT TO LONG-TERM LEASES FOR OUR FACILITIES, MANY OF WHICH ARE NON-CANCELABLE AND OTHERS OF WHICH WE MAY CANCEL ONLY UNDER LIMITED CIRCUMSTANCES, WHICH MAY CAUSE OUR BUSINESS TO SUFFER IF WE ARE UNABLE TO TERMINATE OR RENEGOTIATE A LEASE FOR A RACING CENTER THAT DOES NOT GENERATE ADEQUATE REVENUES

     The leases we enter into for our racing centers typically have terms ranging from five to ten years. Approximately half of our existing leases have limited termination options which generally may only be exercised after a number of years if our gross receipts do not meet stated thresholds, if no default exists under the lease, and a cancellation fee is paid. The leases have minimum annual rents ranging from approximately $180,000 to $395,000, which include charges for operating expenses, common area maintenance, taxes and utilities, plus an additional charge if we achieve sales in excess of certain levels. Our future facilities are likely to be subject to similar non-cancelable long-term leases or may be subject to limited termination options. In many of our leases, the landlord agrees to provide an allowance for construction of improvements, but typically we also make large investments of our own funds to finance tenant improvements. If an existing or future facility does not perform at a profitable level, and the decision is made to close that facility without exercising an option to terminate the lease, we may still be committed to perform our obligations under the applicable lease. These obligations would include, among other things, payment of the rent and additional charges as they would have become due for the balance of the respective lease term. The leases related to five of our sites are cancelable by the landlord after various dates if we have not achieved specified sales. If such a termination were to occur at these locations, we could lose the facility before we are able to receive a return on our investment.

IF WE FAIL TO RESPOND TO RAPID MARKET CHANGES, WE MAY GENERATE LOWER THAN ANTICIPATED REVENUES AND EXPERIENCE FLUCTUATIONS IN OUR OPERATING RESULTS

     The market for retail entertainment is subject to rapidly changing customer tastes, a high level of competition, market seasonality and an ongoing need to identify trends and offer new or enhanced products. Because these factors can change rapidly, the success of our business may depend on our ability to react to these factors, to enhance our simulated racing experience or offer new products at our racing centers. Product development can be time consuming and expensive and we may not be successful. Our business, operating results and financial condition could be negatively impacted if we are unable to respond quickly to market changes.

OUR RESULTS OF OPERATIONS DEPEND ON DISCRETIONARY CONSUMER SPENDING, AND A DOWNTURN IN CONSUMER SPENDING COULD RESULT IN DECREASED DEMAND FOR OUR SIMULATED AUTO RACING AND MERCHANDISE

     The success of our operations depends to a significant extent upon factors relating to discretionary consumer spending, including economic conditions affecting disposable consumer income. These factors include employment, business conditions, interest rates and taxation. These factors, which may have a particularly significant impact on the entertainment industry, can impact attendance at our racing centers. There can be no assurance that consumer spending will not be adversely affected by economic conditions, thereby impacting our growth, revenues and profitability.

WE DEPEND ON THIRD-PARTY MANUFACTURERS FOR SIGNIFICANT COMPONENTS OF OUR RACE CAR SIMULATORS AND THE INABILITY TO PROCURE THESE COMPONENTS WOULD RESULT IN DELAYS IN THE OPENING OF OUR RACING CENTERS AND INCREASED COSTS

     We do not manufacture many of the significant components of our race car simulators or the merchandise that we sell at our racing centers. Any difficulties encountered by the third-party manufacturers that result in product defects, production delays, cost overruns or the inability to fulfill orders on a timely basis could materially and adversely affect us.

     Our suppliers generally do not have long-term contracts with their third-party manufacturers. We may not meet the demands and expectations of our customers and our operations may be adversely affected by:

     - the loss of these relationships;

     - significant damage to the facilities of one or more of our suppliers or their third-party manufacturers;

     - the disruption or termination of the operations of one or more of our suppliers or their third-party manufacturers; or

     - the disruption or termination of transportation of products from one or more of our suppliers or their manufacturers.

     Neither we, nor any of our suppliers, maintain an inventory of sufficient size to protect us against any material interruption of supply of merchandise or of components for our race car simulators. We also may be subject to variations in the prices that we or our suppliers pay to third-party manufacturers for merchandise and race car simulator components if raw materials, labor and other costs increase. We may not be able to pass along price increases to our customers.

EQUIPMENT AND SERVICE FAILURES OR INTERRUPTIONS COULD REDUCE THE APPEAL OF OUR SIMULATED RACING EXPERIENCE AND RESULT IN LOWER THAN ANTICIPATED REVENUES

     Any sustained or repeated failure or interruption in our equipment, our simulators or our computer systems could reduce the appeal of our racing centers to our customers. Unanticipated problems affecting our equipment and systems would cause us to lose revenues at our racing centers. Interruptions or failures could result if we fail to maintain our equipment or our computer systems in effective working order.

     Our race car simulators are subject to extensive wear and tear. We expect to allocate a significant amount of resources to maintaining the equipment and computer systems at our racing centers. To the extent we are unable to adequately maintain our equipment and computer systems and interruptions or failures result, customers may stop visiting our racing centers. Additionally, if maintenance is more costly than we predict, our profitability will suffer.

IF WE CANNOT ESTABLISH AND MAINTAIN A HIGH-QUALITY INTERACTIVE WEB SITE, THE SUCCESS OF OUR MARKETING CAMPAIGN AND OUR BRAND IMAGE COULD BE NEGATIVELY IMPACTED

     We believe that the marketing of our product and our brand image will be substantially enhanced if we are able to provide an interactive Web community for our customers. We intend to enhance SMSonline.com and build upon the community of our racing customers by providing online opportunities to discuss our competitions and racing experiences and by offering NASCAR driver testimonials and customer endorsements of our racing experience. We also intend to offer our customers who purchase our proprietary software and subscribe to our online services, the ability, from a personal computer, to:

     - download replays of races;

     - customize their car set-up;

     - view live racing at the racing centers; and

     - race against customers at the racing centers.

     Our failure to develop, introduce and maintain these online products could diminish the effectiveness of our Web site and possibly reflect negatively on our racing centers. Additionally, we may use new technologies ineffectively and may incur substantial costs if we need to modify our services or infrastructure. Also, growth in the number of users accessing our Web site may strain or exceed the capacity of our computer systems and lead to impaired performance or system failures. If this occurs, customer service and satisfaction may suffer, which could lead to dissatisfied users, reduced traffic and a decline in any business we generate over the Internet.

IF WE LOSE MANAGEMENT OR OTHER KEY PERSONNEL, OUR BUSINESS MAY NOT BE SUCCESSFUL

     The development of our operations depends upon the efforts and abilities of our senior management, particularly David Morse, Rick Moncrief and Christopher Morse. The loss of services of one or more of our key employees could have a material adverse effect on our business. To date, we have not entered into employment agreements with any of these key personnel and we have not purchased insurance to protect us against the loss of the life of any of these or other key personnel.

     Our success also depends on our ability to continue to attract, retain and motivate skilled employees. We may be unable to retain our key employees or attract, motivate or retain other qualified employees in the future. Any failure to attract and retain key employees could make it difficult for us to manage our business and meet key objectives, such as timely openings of racing centers.

WE HAVE LIMITED PROTECTION FOR OUR INTELLECTUAL PROPERTY AND ANY INFRINGEMENT OR MISAPPROPRIATION OF OUR RIGHTS COULD ADVERSELY IMPACT OUR BUSINESS

     Although we believe that our success is more dependent upon our technical expertise than our proprietary rights, our future success and ability to compete is dependent in part upon our proprietary technology. We rely on a combination of contractual rights and copyright, patent, trademarks and trade secret laws to establish and protect our proprietary technology. Currently, we have two U.S. patent applications pending. We generally enter into confidentiality agreements with our employees and consultants. We also strictly limit access to and distribution of the language in which our computer programs are written and further limit the disclosure and use of other proprietary information. We cannot assure you that the steps taken by us in this regard will be adequate to prevent misappropriation of our technology or that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain or use our products or technology. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States.

     We are also subject to the risk of adverse claims and litigation alleging infringement of the intellectual property rights of others. Third parties may assert infringement claims in the future with respect to our current or future products. Any assertion, regardless of its merit, could require us to pay damages or settlement amounts and could require us to develop non-infringing technology or pay for a license to the technology that is the subject of asserted infringement.


     For example, we have been served with a civil summons and complaint for the alleged infringement of a third party's patents in connection with our reservation method. The complaint sought an injunction, damages in an unspecified amount and treble damages. We have also received notice from a different third party of a recently issued patent relating to an interactive race car simulator system. Based upon our initial review of the patent, we believe the concerns raised in this notice are unfounded. This litigation and claim, or any other potential litigation, could result in product delays, increased costs or both. In addition, the cost of any litigation and the resulting distraction of our management resources could adversely affect our results of operations. We also cannot assure you that any licenses of technology necessary for our business will be available or that, if available, such licenses can be obtained on commercially reasonably terms. Our failure to obtain such licenses, or to protect our proprietary technology, could harm our business and cause our results of operations to fluctuate. For more information regarding our legal proceedings, see "Business -- Legal Proceedings."


     We have filed U.S. trademark and service mark applications for "RACING SO REAL YOU CAN FEEL IT," SILICON ENTERTAINMENT, INC., SILICON MOTOR SPEEDWAY and our SILICON MOTOR SPEEDWAY logo in the United States. We have also filed trademark and service mark applications in Canada and the European Union for SILICON ENTERTAINMENT, INC. However, we cannot assure you we will be successful in obtaining registrations for the above marks. Our inability to obtain trademark protection for our marks could allow others to use our trade or service marks and dilute our brand identity.

     We also have licensed from third parties portions of our hardware and software technology related to our mathematical formula used to simulate our race car handling characteristics and the electromechanical device that creates variable amounts of steering wheel resistance and force to simulate actual race car steering wheel performance in our race car simulators. We believe that there are alternative sources for each of the material components of technology we license from these third parties. However, the termination of any of these licenses could have a material adverse effect on our business. None of our license agreements currently provides exclusive rights to these technologies. Therefore we cannot prohibit competitors or potential competitors from obtaining licenses to these technologies and incorporating them into products that may be used to compete with us.

IF WE, OR THIRD PARTIES ON WHICH WE RELY, FAIL TO ACHIEVE YEAR 2000 COMPLIANCE, OUR BUSINESS COULD BE HARMED

     We depend upon complex computer software and systems for certain aspects of our operations. The failure of any of our software or systems to be Year 2000 compliant could disrupt the operation of our racing centers, our financial and management controls and reporting systems.

     In addition to the systems and software that we use directly, our operations also depend on the performance of software and systems of our third-party vendors and service providers. These include providers of the components for our race car simulators, financial, telecommunications and parcel delivery services. We cannot assure you that our service providers have, or will have, operating software and systems that are Year 2000 compliant.

     We have begun conducting an analysis of our material operating software and systems to assess and assure Year 2000 compliance. We also have been communicating with our third-party vendors and service providers and others with whom we do business to coordinate Year 2000 readiness. The responses we have received to date have indicated that steps are currently being undertaken by our third-party vendors and service providers to address this concern. However, any failure of our computer software and systems or the software and systems of third parties to achieve timely Year 2000 compliance could harm our business, operating results and financial position. For more detail regarding our Year 2000 compliance, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Compliance."

                         RISKS RELATED TO OUR INDUSTRY

A SUBSTANTIAL DECLINE IN THE POPULARITY OF MOTORSPORTS IN GENERAL, AND IN NASCAR RACING IN PARTICULAR, COULD HARM OUR BUSINESS

     Substantially all of our revenues are derived from the sale of tickets for our race car simulators. Although motorsports and NASCAR racing have enjoyed substantial growth in popularity during the 1990s, we cannot predict whether this growth will continue, particularly in light of the substantial competition for consumer spending in the sports, entertainment and recreation industries. A downturn in the popularity of motorsports or NASCAR racing could reduce interest in simulated racing at our racing centers, as well as diminish sales of motorsports merchandise, and hamper our ability to enter into strategic relationships, all of which could materially harm our business and financial results.

SEASONAL FLUCTUATIONS IN SALES MAY AFFECT OUR EARNINGS, MAKING IT DIFFICULT TO PREDICT OUR QUARTERLY RESULTS, WHICH COULD CAUSE OUR EARNINGS TO BE UNPREDICTABLE AND THE TRADING PRICE OF OUR COMMON STOCK TO VARY SIGNIFICANTLY

     We are subject to seasonal fluctuations in our revenues associated with the retail shopping season, which affects the level of mall traffic near our racing centers. We may also be subject to seasonal fluctuations in our revenues due to the effect of the auto racing season on the demand for tickets for our race car simulators or merchandise sold at our racing centers. Seasonal and cyclical patterns that emerge in the number of visitors to our racing centers or consumer purchasing could result in unfavorable quarterly earnings comparisons. As a result, it is difficult to predict our future revenues. Any shortfall in revenues may materially and adversely affect our business and stock price. You should not rely on quarter-to-quarter comparisons of our operating results as an indication of future performance. It is possible that our operating results in some future periods may fall below the expectations of analysts and investors. In that event, the price of our common stock may decline.

WE FACE DIRECT AND INDIRECT COMPETITION WHICH COULD REDUCE OUR ABILITY TO RETAIN EXISTING CUSTOMERS, OBTAIN NEW ONES AND EXPAND OUR BUSINESS

     Competition among providers of other types of simulated racing and providers of retail entertainment is significant. Illusion, Inc. and Penske Racing Centers each operates or provides equipment to one racing facility using simulated "open wheel" (Formula One or Indy type race cars) racing. While neither of these competitors has expanded beyond a single facility, if they do expand in the future we could face direct competition from them. Additionally, we may experience competition from others who enter the simulated racing market. We also face indirect competition from other providers of retail entertainment, such as movie theaters, video arcades, interactive games and theme restaurants. Although we believe that our entertainment experience competes favorably with respect to the quality of the simulated racing experience, strong appeal, price and facility location, many of these competitors have greater resources and greater name recognition than we do and they may appeal to a broader demographic. For more detail regarding our competition, see
"Business -- Competition."

INCREASING GOVERNMENT REGULATION OF CORPORATE SPONSORSHIP COULD NEGATIVELY IMPACT THE MOTORSPORTS INDUSTRY, REDUCE EXPOSURE TO THE NASCAR BRAND NAME AND LIMIT THE DEMAND FOR OUR RACING EXPERIENCE

     Tobacco and alcohol companies provide a significant amount of advertising and promotional support to racing events, race car drivers and race car owners. In 1996, the U.S. Food and Drug Administration published regulations that would substantially restrict tobacco industry sponsorship of sporting events, including motorsports. The FDA regulations, if ever approved, and any other legislation, regulations or other initiatives that limit or prohibit advertisements of tobacco or alcohol products at racing events could adversely affect the popularity of motorsports, which could reduce exposure to the NASCAR brand name, decrease demand for our racing experience and negatively affect our operating results.

     The terms of a November 1998 settlement between certain major manufacturers of cigarettes and smokeless tobacco products and the attorneys general of 46 states, among other things, limit sponsorship of racing events by the participating manufacturers and substantially eliminate outdoor advertising of tobacco products and any marketing or distribution of tobacco brand name merchandise. Domestic and international tobacco advertisers heavily subsidize certain NASCAR and other racing series and teams and those series and teams may not find similar sponsorships. The limitations on tobacco company sponsorship imposed by the settlement and any further limitations imposed on tobacco or alcohol sponsorship of racing events also could ultimately affect the popularity of motorsports and the prominence of the NASCAR brand name, which could decrease demand for our racing experience and negatively affect our operating results.

                         RISKS RELATED TO THE OFFERING

VOLATILITY IN THE MARKET PRICE OF OUR COMMON STOCK MAY LEAD TO LOSSES BY INVESTORS AND SECURITIES LITIGATION

     There has been no public market for our shares prior to this offering, and after the offering, an active public market for our shares may not develop. The trading price of our common stock could be subject to wide fluctuations in response to a number of factors, including the following:

     - quarterly variations in our operating results;

     - actual or anticipated announcements of new openings of locations, products or services by us or other business partners or competitors;

     - announcements of technological and other innovations by us or our competitors;

     - investor perception of our business prospects or the motorsports and retail entertainment industries in general;

     - changes in analysts' estimates of our financial performance;

     - general conditions in the retail entertainment and other markets in which we compete; and

     - worldwide economic and financial conditions.

     The stock market also has experienced extreme price and volume fluctuations that have affected the market prices for many rapidly expanding companies. These fluctuations often have been unrelated to the operating performance of those companies. Broad market fluctuations and other factors may adversely affect the market price of our common stock. If the market price of our common stock experiences significant market volatility, some stockholders may file a class action lawsuit. We could incur substantial legal costs and our management's attention could be diverted to defend this type of litigation, even if we are ultimately successful in our defense. Declines in the market price of our common stock also could adversely affect employee morale, our ability to attract and retain qualified employees and our access to additional capital. All of these factors could negatively impact our business, operating results and financial condition.

ABSENCE OF DIVIDENDS COULD REDUCE OUR ATTRACTIVENESS TO INVESTORS

     Some investors favor companies that pay dividends, particularly in market downturns. For the foreseeable future, we intend to retain future earnings, if any, to finance our business operations and do not anticipate paying any cash dividends with respect to our common stock. Because we may not pay dividends, a return on this investment likely depends on your ability to sell our stock at a profit.

INVESTORS WILL SUFFER IMMEDIATE DILUTION

     The initial public offering price per share will exceed our net tangible book value per share. Accordingly, investors purchasing shares in this offering will incur immediate and substantial dilution of approximately $6.47 in the book value per share of the common stock from the assumed offering price of $9.00 per share. Any exercises of outstanding options to purchase common stock will further dilute existing stockholders.

OUR MANAGEMENT HAS BROAD DISCRETION AS TO THE NET PROCEEDS WE RECEIVE FROM THIS OFFERING AND, IF WE DO NOT USE THESE PROCEEDS WISELY, INVESTORS IN OUR STOCK COULD EXPERIENCE A DECREASED RETURN

     We intend to use the net proceeds as indicated in "Use of Proceeds." However, we have not yet determined the actual expenditures and may not be able to accurately estimate the amounts we will use for each specified purpose. The actual amounts and timing of these expenditures may vary significantly depending on a number of factors, including the amount of cash generated by sales of tickets and merchandise at our racing centers. Depending on future developments and circumstances, we may use some of the proceeds for uses other than as described in "Use of Proceeds." Our management will therefore have significant flexibility in applying the net proceeds of this offering and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. If we do not use the proceeds in a manner beneficial to us, our business could suffer and our stock price could decline.

SUBSTANTIAL SALES OF OUR COMMON STOCK IN THE OPEN MARKET BY OUR EXISTING STOCKHOLDERS COULD DEPRESS THE MARKET PRICE OF OUR COMMON STOCK

     A substantial number of shares of our common stock are eligible for resale in the public market after this offering immediately upon the expiration of 180-day lock-up agreements, subject in many cases to the volume limitations and other restrictions of Rule 144 under the Securities Act. Sales of our common stock in the public market following this offering could adversely affect the market price of our common stock. For more detail regarding the number of shares eligible for future sale and the restrictions on those sales, see "Shares Eligible for Future Sale."

DELAWARE LAW AND OUR CHARTER DOCUMENTS CONTAIN PROVISIONS THAT COULD DISCOURAGE OR PREVENT A POTENTIAL TAKEOVER, EVEN IF SUCH A TRANSACTION WOULD BE BENEFICIAL TO OUR STOCKHOLDERS

     Provisions of Delaware law and our certificate of incorporation and bylaws could make more difficult the acquisition of us by means of a tender offer, a proxy contest, or otherwise. These provisions might discourage our potential acquisition at a premium over the market price of our common stock and adversely affect the trading price of our common stock. These provisions also make the removal of incumbent directors and officers more difficult. For a more detailed discussion of these anti-takeover provisions, see "Description of Capital Stock."

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "anticipates," "believes," "continue," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "should" or "will" or the negative of such terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under "Risk Factors," that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. In addition, this prospectus contains forward-looking statements attributed to third party industry sources relating to their estimates regarding the growth of motorsports, NASCAR racing and Internet use. You should not place undue reliance on these forward-looking statements.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results, unless required by law.

                    OTHER INFORMATION ABOUT THIS PROSPECTUS

     WE HAVE FILED U.S. TRADEMARK AND SERVICE MARK APPLICATIONS FOR "RACING SO REAL YOU CAN FEEL IT," SILICON ENTERTAINMENT, INC., SILICON MOTOR SPEEDWAY AND OUR SILICON MOTOR SPEEDWAY LOGO IN THE UNITED STATES. WE USE THE NASCAR SILICON MOTOR SPEEDWAY LOGO UNDER A LICENSE AGREEMENT WITH THE NATIONAL ASSOCIATION FOR STOCK CAR AUTO RACING, INC. (NASCAR). WE HAVE ALSO FILED TRADEMARK AND SERVICE MARK APPLICATIONS IN CANADA AND THE EUROPEAN UNION FOR SILICON ENTERTAINMENT, INC. ALL OTHER TRADEMARKS, SERVICE MARKS OR TRADE NAMES REFERRED TO IN THIS PROSPECTUS ARE THE PROPERTY OF THEIR RESPECTIVE OWNERS.
                            ------------------------

     Unless otherwise indicated, all information contained in this prospectus:

     - gives effect to the conversion of all outstanding shares of our mandatorily redeemable convertible preferred stock into common stock upon the closing of this offering;

     - reflects a 1-for-2 reverse stock split to be effected prior to the completion of this offering;

     - assumes our reincorporation in Delaware prior to the consummation of this offering; and

     - assumes the underwriters' over-allotment option is not exercised.

                                    USE OF PROCEEDS

     The net proceeds to us from the sale of the 4,500,000 shares of common stock we are offering will be approximately $36,665,000, at an assumed initial public offering price of $9.00 per share after deducting estimated underwriting discounts and commissions and estimated offering expenses. The net proceeds to us would increase to $42,314,750 if the underwriters were to exercise their over-allotment option in full.

     While we cannot predict with certainty how the proceeds of this offering will be used, we currently intend to use them approximately as follows:


     - $20.0 to $25.0 million for expansion of the number of our racing centers;



     - $3.0 to $6.0 million for enhancement of our hardware and software technology and basic infrastructure;



     - $1.0 to $2.0 million for promotion of our racing centers;



     - $1.0 to $2.0 million for additional online content and services to our Web site;


     - repayment of $3.0 million of loans to certain investors at a weighted average interest rate of 10.3% per annum with maturity dates in December 1999 and January 2000; and


     - $3.0 to $5.0 million for working capital and other general corporate purposes.


     Pending this usage, we will invest the net proceeds in short-term, interest-bearing, investment grade securities.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our common stock and do not anticipate paying such cash dividends in the foreseeable future. We currently anticipate that we will retain all of our future earnings for use in the development and expansion of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our results of operation, financial condition and other factors as the board of directors, in its discretion, deems relevant.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of August 1, 1999. The Pro Forma column gives effect to the conversion of each outstanding share of mandatorily redeemable convertible preferred stock into a share of common stock upon the closing of this offering. The Pro Forma As Adjusted column gives effect to the receipt of the net proceeds from the sale of 4,500,000 shares of common stock at an initial public offering price of $9.00 per share, the application of $3.0 million of such net proceeds to repay loans to certain investors and our issuance of $5.5 million of subordinated convertible promissory notes in September 1999. This table should be read in conjunction with our Financial Statements and the related notes included elsewhere in this prospectus. Also see "Use of Proceeds" and "Transactions with Related Parties" for additional information.

                                                                        (UNAUDITED)
                                                                    AS OF AUGUST 1, 1999
                                                           --------------------------------------
                                                                                       PRO FORMA
                                                            ACTUAL      PRO FORMA     AS ADJUSTED
                                                           --------    -----------    -----------
                                                              (IN THOUSANDS, EXCEPT SHARE AND
                                                                      PER SHARE DATA)
Long-term portion of capital leases......................  $  1,969     $  1,969        $ 1,969
Long-term debt...........................................     5,054        5,054         10,554
Mandatorily redeemable convertible preferred stock,
  $0.001 par value: 20,000,000 shares authorized;
  7,887,799 shares issued and outstanding, actual; no
  shares issued and outstanding, pro forma and as
  adjusted...............................................    24,370           --             --
                                                           --------     --------        -------
Stockholders' equity (deficit):
  Preferred stock, $.001 par value: 500,000 shares
     authorized and no shares issued and outstanding, pro
     forma and pro forma as adjusted.....................        --           --             --
  Common stock, $.001 par value: 40,000,000 shares
     authorized and 2,815,556 shares issued and
     outstanding actual; 10,703,355 shares issued and
     outstanding pro forma; 100,000,000 shares authorized
     and 15,203,355 shares issued and outstanding as
     adjusted............................................         3           11             15
  Additional paid-in capital.............................     3,698       28,060         64,721
  Notes receivable from stockholders.....................      (247)        (247)          (247)
  Warrants...............................................     2,493        2,493          2,493
  Deferred stock compensation............................    (1,121)      (1,121)        (1,121)
  Accumulated deficit....................................   (27,349)     (27,349)       (27,349)
                                                           --------     --------        -------
          Total stockholders' equity (deficit)...........   (22,523)       1,847         38,512
                                                           --------     --------        -------
          Total capitalization...........................  $  8,870     $  8,870        $51,035
                                                           ========     ========        =======

     This table excludes:

     - 1,105,598 shares of our common stock issuable upon the exercise of options outstanding at a weighted average exercise price of approximately $1.92 per share;

     - warrants to purchase 822,826 shares of our common stock at a weighted average exercise price of $4.30 per share;

     - 369,444 shares of our common stock assuming the conversion of $5.7 million of subordinated convertible promissory notes issued in June 1999; and

     - 550,000 shares of our common stock assuming the conversion of $5.5 million of subordinated convertible promissory notes issued in September 1999 and warrants issued concurrently to purchase 68,750 shares of our common stock at an exercise price of $10.80 per share.

                                    DILUTION

     Our pro forma net tangible book value as of August 1, 1999 was approximately $1.8 million or $0.17 per share of common stock. "Net tangible book value" per share represents the amount of our total tangible assets reduced by the amount of our total liabilities, divided by the total number of shares of common stock outstanding, assuming conversion of our outstanding mandatorily redeemable convertible preferred stock into common stock. After giving effect to the sale of the 4,500,000 shares of common stock offered by us at an initial public offering price of $9.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses, and the adjustments set forth above, our pro forma net tangible book value as of August 1, 1999 would have been $38.5 million or $2.53 per share of common stock. This represents an immediate increase in net tangible book value of $2.36 per share to existing stockholders and an immediate dilution of $6.47 per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share.............           $ 9.00
Pro forma net tangible book value per share before this
offering....................................................  $0.17
  Increase attributable to new investors....................  $2.36
                                                              -----
Pro forma net tangible book value after this offering.......             2.53
                                                                       ------
Dilution per share to new investors.........................           $ 6.47
                                                                       ======

     The following table summarizes on a pro forma basis, as of August 1, 1999, the differences between the existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid.

                                     SHARES PURCHASED      TOTAL CONSIDERATION
                                   --------------------   ---------------------   AVERAGE PRICE
                                     NUMBER     PERCENT     AMOUNT      PERCENT     PER SHARE
                                   ----------   -------   -----------   -------   -------------
Existing stockholders............  10,703,355     70.4%   $26,522,200     39.7%      $ 2.48
New investors....................   4,500,000     29.6%    40,500,000     60.3%      $ 9.00
                                   ----------    -----    -----------   ------
Totals...........................  15,203,355    100.0%    67,022,200    100.0%
                                   ==========    =====    ===========   ======

     The information presented with respect to existing stockholders excludes:

     - 1,105,598 shares of our common stock issuable upon the exercise of options outstanding at a weighted average exercise price of approximately $1.92 per share;

     - warrants to purchase 822,826 shares of our common stock at a weighted average exercise price of $4.30 per share;

     - 369,444 shares of our common stock assuming the conversion of $5.7 million of subordinated convertible promissory notes issued in June 1999; and

     - 550,000 shares of our common stock assuming the conversion of $5.5 million of subordinated convertible promissory notes issued in September 1999 and warrants issued concurrently to purchase 68,750 shares of our common stock at an exercise price of $10.80 per share.

     To the extent that any of these options, warrants or subordinated convertible debt are exercised, there will be further dilution to investors.

                            SELECTED FINANCIAL DATA

     Our selected financial data set forth below contains only a portion of our financial statements and should be read in conjunction with the Financial Statements and related Notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. In particular, see Notes to Financial Statements for an explanation of the calculations of earnings per share and per share amounts.

     Our statement of operations data for the years ended February 2, 1997, February 1, 1998 and January 31, 1999, and our balance sheet data as of February 1, 1998 and January 31, 1999, are derived from and are qualified in their entirety by our Financial Statements that have been audited by PricewaterhouseCoopers LLP, independent accountants, which are included elsewhere in this prospectus. Our statement of operations data for the date of inception to February 4, 1996, the twenty-six week periods ended August 2, 1998 and August 1, 1999 and our balance sheet data as of August 1, 1999 are derived from our unaudited financial statements. In the opinion of management, the unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation of the financial position and results of operations for the period. The historical results presented below are not necessarily indicative of the results to be expected for any future fiscal year.

     We were incorporated in 1994, but did not begin meaningful operations until the opening of our first racing center in August 1997. Therefore, we have combined our selected financial data presented for the period ended January 29, 1995 and our fiscal year ended February 4, 1996.

                                                                                                TWENTY-SIX WEEKS
                                                 NOV. 1, 1994         FISCAL YEARS ENDED              ENDED
                                                   (DATE OF      ----------------------------   -----------------
                                                 INCEPTION) TO   FEB. 2,   FEB. 1,   JAN. 31,   AUG. 2,   AUG. 1,
                                                 FEB. 4, 1996     1997      1998       1999      1998      1999
                                                 -------------   -------   -------   --------   -------   -------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Simulator races..............................          --      $    47   $   892   $  4,357   $ 1,218   $ 3,532
  Merchandise..................................          --           --       104        620       148       462
  Other........................................          --           --        56        405       175       175
                                                    -------      -------   -------   --------   -------   -------
          Total revenues.......................          --           47     1,052      5,382     1,541     4,169
Operating expenses:
  Cost of revenue..............................          --           --       359      1,907       496     1,599
  Direct expense...............................          --           --       264      1,875       478     1,580
  Marketing and licensing......................          --           --       484        999       456       827
  Research and development.....................          --        1,142     1,767      3,043     1,726       703
  General and administration...................       1,502        1,476     2,322      5,770     2,478     2,811
  Depreciation and amortization................          --           46       232        957       215       850
  Pre-opening expense..........................          --           --       571      1,571       915        66
  Stock-based compensation expense.............          --           --        22        589       124     1,073
                                                    -------      -------   -------   --------   -------   -------
          Total operating expense..............       1,502        2,664     6,021     16,711     6,888     9,509
                                                    -------      -------   -------   --------   -------   -------
Operating loss.................................      (1,502)      (2,617)   (4,969)   (11,329)   (5,347)   (5,340)
Interest expense, net..........................          13           25       223        159        23     1,172
                                                    -------      -------   -------   --------   -------   -------
          Net loss.............................      (1,515)      (2,642)   (5,192)   (11,488)   (5,370)   (6,512)
Accretion of mandatorily redeemable convertible
  preferred stock..............................          --           --        (8)       (55)      (21)      (41)
                                                    -------      -------   -------   --------   -------   -------
          Net loss attributable to common
            stockholders.......................     $(1,515)     $(2,642)  $(5,200)  $(11,543)  $(5,391)  $(6,553)
                                                    =======      =======   =======   ========   =======   =======
Basic and diluted net loss per share
  attributable to common stockholders..........     $ (8.51)     $ (1.65)  $ (3.67)  $  (5.85)  $ (2.95)  $ (2.63)
Shares used in computing basic and diluted net
  loss per share attributable to common
  stockholders.................................         178        1,605     1,417      1,973     1,830     2,489
Pro forma basic and diluted net loss per share
  attributable to common stockholders
  (unaudited)..................................                                      $  (1.36)            $ (0.65)
Shares used in computing pro forma basic and
  diluted net loss per share attributable to
  common stockholders (unaudited)..............                                         8,459              10,071

                                                                                AS OF
                                                         ----------------------------------------------------
                                                         FEB. 4,   FEB. 2,   FEB. 1,   JAN. 31,     AUG. 1,
                                                          1996      1997      1998       1999        1999
                                                         -------   -------   -------   --------   -----------
                                                                            (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents..............................  $   135   $   879   $   129   $    606    $  2,778
Total assets...........................................      212     1,325     2,765     13,087      16,210
Long-term portion of capital leases and long-term
  debt.................................................       --       212       434      2,088       7,023
Total liabilities......................................    1,724       542     1,691      9,893      14,363
Mandatorily redeemable convertible preferred stock.....       --     4,937     9,200     21,952      24,370
Total stockholders' deficit............................   (1,512)   (4,154)   (8,126)   (18,758)    (22,523)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the financial statements and related notes which appear elsewhere in this prospectus. The following discussion contains forward-looking statements.

OVERVIEW


     We own and operate NASCAR Silicon Motor Speedway racing centers, which provide realistic racing simulators that simulate the motion, sights and sounds of actual NASCAR races. In addition, our Web site, SMSonline.com, currently provides a range of information and services including reservations, race results, standing and other racing center information.


     Prior to 1997, we had minimal revenues, and our operations consisted primarily of research and development activities. In August 1997, we opened our first racing center at Mall of America, near Minneapolis, Minnesota. We now have ten racing centers in operation, which are summarized in the following table:

                                                                     NUMBER OF
       EXISTING                                           SQUARE      RACE CAR
       LOCATIONS                     CITY                 FOOTAGE    SIMULATORS     OPENING DATE
       ---------                     ----                 -------    ----------    --------------
Mall of America........  Bloomington (Minneapolis), MN     5,899         12        August 1997
Woodfield..............  Schaumburg (Chicago), IL          6,111         12        June 1998
Dallas Galleria........  Dallas, TX                        6,651          8        August 1998
Irvine Spectrum........  Irvine, CA                        5,218          8        August 1998
Palisades Center.......  West Nyack, NY                    5,700         12        November 1998
Concord Mills..........  Charlotte, NC                     7,865         14        September 1999
Arbor Place............  Douglasville (Atlanta), GA        5,055         10        October 1999
Mall of Georgia........  Buford (Atlanta), GA              5,895         12        October 1999
Katy Mills.............  Katy (Houston), TX                6,172         12        October 1999
Rivertown Crossings....  Grand Rapids, MI                  6,100         10        November 1999

     We recently reduced the number of race car simulators from fourteen to eight at our Dallas Galleria racing center and from twelve to eight at our Irvine Spectrum racing center. These reductions are intended to better match the number of simulators at each location with the level of mall traffic. In the future, we plan to open approximately equal numbers of 8-, 10- and 12-simulator racing centers. As market opportunities arise, we plan to open 14-simulator racing centers in selected locations, as we did in Concord Mills, North Carolina. See also, "Business -- Unit Economics" for more information regarding the unit economics of our racing centers.

     Our fiscal year is based on a 52 or 53 week year ending on the Sunday closest to February 1. When we use the term "fiscal year," it refers to the year that encompasses the majority of months within the twelve month period. For example, the fiscal year ended January 31, 1999 is referred to as fiscal year 1998.

     Revenues are generated primarily from the sale of tickets for our race car simulators. The price of a ticket for one of our race car simulators ranges from $7.00 to $8.00 for members of our drivers club and from $7.50 to $8.50 for non-members. For an additional $2.50 per race, a person may ride in the passenger seat. We also sell racing-related merchandise at our racing centers. Other revenue historically has consisted of group sales, such as parties and corporate events, and accounts for the balance of total revenues. In the future, we expect other revenue to also reflect revenues related to our Web site.

     Revenues from the sale of tickets for our race car simulators and group sales are recognized when the customer completes a race. Revenues from the sale of merchandise are recognized at the point of sale.

     Cost of revenue includes the cost of merchandise sold and direct racing center labor and benefits. Cost of revenue also includes a nominal amount of Internet-related expenses, including development, design and technical support.

     Direct expense includes all other expenses incurred directly by a racing center, such as supplies, racing center marketing, maintenance and repair and occupancy. Racing center marketing expense includes the costs of implementing programs such as local media advertising and printing expense.

     Marketing and licensing expense reflects corporate marketing expenses and corporate licensing costs. Corporate marketing expenses include the cost of developing programs that build our brand as well as customer acquisition and retention programs. The major components of corporate marketing expenses are compensation, market research, database support and supplies. Corporate licensing costs include the amortization of licensing fees for NASCAR, NASCAR drivers, team owners and race track owners.

     Research and development is expensed as incurred. Research and development expenses consist of racing systems software and hardware development, compensation and consulting.

     General and administration expenses include compensation, travel, supplies, consulting and occupancy expenses related to our corporate office.

     Depreciation and amortization expenses primarily reflect the depreciation of our race car simulators and our network systems and the amortization of leasehold improvements in our racing centers. Other components of depreciation and amortization expenses are corporate headquarters' information systems, leasehold improvements and equipment.

     Pre-opening expense includes the start-up expenses and other expenses typically incurred during the two-month period prior to the opening of one of our racing centers. Pre-opening expenses include compensation, training, recruiting, relocation, travel, occupancy, supplies and marketing.

     Historically, we have periodically granted stock options to employees, consultants, non-employee directors and others and expect to continue to do so in the future. We use the intrinsic value method of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" in accounting for our employee stock options and present disclosure of pro forma information required under Financial Accounting Standards Board Statement No. 123 or SFAS 123, "Accounting for Stock-Based Compensation." As of August 1, 1999, we have recorded stock-based compensation expense related to these options in the total amount of $2.8 million. This amount represents the difference between the deemed fair market value of our common stock, as determined for accounting purposes, and the exercise price of the option at the date of grant. Of this amount, $22,000 had been amortized in fiscal 1997, $589,000 in fiscal 1998 and $1,073,000 through the first six months of fiscal 1999. Future stock-based compensation expense arising out of options granted through August 1, 1999 is estimated to be $300,000 for the remaining six months of fiscal 1999, $400,000 for fiscal 2000, $200,000 for fiscal 2001, and $100,000 for fiscal 2002. We amortize the deferred compensation charge monthly over the vesting period of the underlying option.

     Interest expense includes interest on equipment lease lines, as well as interest from our convertible debt. We have equipment leases, or commitments to provide equipment leases, of approximately $1.0 million for each existing racing center, as well as a smaller lease line for corporate furniture and equipment.

     We recorded net losses of $2.6 million, $5.2 million, $11.5 million and $6.5 million in fiscal year 1996, fiscal year 1997, fiscal year 1998 and the twenty-six week period ended August 1, 1999, respectively. Accordingly, no provision for income taxes was recorded in any of these periods. The resulting deferred tax asset, representing such net operating loss carry-forwards, has been reduced in full by a valuation allowance in accordance with SFAS 109, "Accounting for Income Taxes."

     Accretion of mandatorily redeemable preferred stock represents the amortization of the financing costs associated with the placement of our Series C preferred stock.

     The following table sets forth selected financial data for the periods indicated as a percentage of total revenues.

                                                                             TWENTY-SIX WEEKS
                                                      FISCAL YEARS ENDED           ENDED
                                                      -------------------   -------------------
                                                      FEB. 1,    JAN. 31,   AUG. 2,    AUG. 1,
                                                        1998       1999       1998       1999
                                                      --------   --------   --------   --------
STATEMENT OF OPERATIONS DATA:
Revenues
  Simulator races...................................      84.8%      81.0%      79.0%      84.7%
  Merchandise.......................................       9.9       11.5        9.6       11.1
  Other.............................................       5.3        7.5       11.4        4.2
                                                      --------   --------   --------   --------
     Total revenues.................................     100.0      100.0      100.0      100.0
Operating expenses
  Cost of revenue...................................      34.1       35.4       32.2       38.3
  Direct expense....................................      25.1       34.8       31.0       37.9
  Marketing and licensing...........................      46.0       18.6       29.6       19.8
  Research and development..........................     168.0       56.5      112.0       16.9
  General and administration........................     220.7      107.2      160.8       67.4
  Depreciation and amortization.....................      22.0       17.8       14.0       20.4
  Pre-operating expense.............................      54.3       29.2       59.4        1.6
  Stock-based compensation expense..................       2.1       11.0        8.0       25.7
                                                      --------   --------   --------   --------
     Total operating expenses.......................     572.3      310.5      447.0      228.1
                                                      --------   --------   --------   --------
Operating loss......................................    (472.3)    (210.5)    (347.0)    (128.1)
Interest expense, net...............................      21.2        3.0        1.5       28.1
                                                      --------   --------   --------   --------
     Net loss.......................................    (493.5)    (213.5)    (348.5)    (156.2)
     Net loss attributable to common stockholders...    (494.3)%   (214.5)%   (349.8)%   (157.2)%
                                                      ========   ========   ========   ========

COMPARISON OF THE TWENTY-SIX WEEK PERIOD ENDED AUGUST 2, 1998 WITH THE TWENTY-SIX WEEK PERIOD ENDED AUGUST 1, 1999

     Revenues. Our revenues increased from $1.5 million in the twenty-six week period ended August 1, 1998 to $4.2 million in the twenty-six week period ended August 1, 1999. Simulator races revenues increased from $1.2 million to $3.5 million and merchandise revenues increased from $148,000 to $462,000 due to the opening of four racing centers in fiscal year 1998. Other revenue, which consisted entirely of group sales, was approximately equal in the twenty-six week period ended August 2, 1998 to the twenty-six week period ended August 1, 1999. We recently hired additional personnel to focus on increasing group sales at each racing center.

     Cost of Revenue. Cost of revenue increased from $496,000 in the twenty-six week period ended August 2, 1998 to $1.6 million in the twenty-six week period ended August 1, 1999. The increase in cost of revenue was primarily due to the impact of opening four racing centers in fiscal year 1998. The increase in such expenses as a percentage of total revenues from 32.2% to 38.3% was primarily due to a higher ratio of labor costs to total revenues at our Dallas Galleria and Irvine Spectrum racing centers.

     Direct Expense. Direct expense increased from $478,000 in the twenty-six week period ended August 2, 1998 to $1.6 million in the twenty-six week period ended August 1, 1999. The increase in direct expense was primarily due to the impact of opening four racing centers in fiscal year 1998. The increase in such expenses as a percentage of total revenues from 31.0% to 37.9% was primarily due to a higher ratio of occupancy costs to total revenues at our Dallas Galleria and Irvine Spectrum racing centers.

     Marketing and Licensing. Marketing and licensing expense increased from $456,000 in the twenty-six week period ended August 2, 1998 to $827,000 in the twenty-six week period ended August 1, 1999. The increase was primarily due to an increase in licensing fees paid to NASCAR.

     Research and Development. Research and development expense decreased from $1.7 million in the twenty-six week period ended August 2, 1998 to $703,000 in the twenty-six week period ended August 1, 1999. The decrease was due to a reassignment of certain research and development personnel to systems support and maintenance.

     General and Administration. General and administration expense increased from $2.5 million in the twenty-six week period ended August 2, 1998 to $2.8 million in the twenty-six week period ended August 1, 1999. The increase was due to higher facilities costs resulting from our relocation to a new corporate headquarters and the continued addition of personnel and systems to support our infrastructure.

     Depreciation and Amortization. Depreciation and amortization expense increased from $215,000 in the twenty-six week period ended August 2, 1998 to $850,000 in the twenty-six week period ended August 1, 1999. The increase was primarily due to the opening of four racing centers in fiscal year 1998 and to the addition of corporate leasehold improvements and system costs incurred during the last half of fiscal year 1998 and the first half of fiscal year 1999.

     Pre-Opening Expense. Pre-opening expense decreased from $915,000 in the twenty-six week period ended August 2, 1998 to $66,000 in the twenty-six week period ended August 1, 1999. The decrease was primarily due to the development of three racing centers in the twenty-six week period ended August 2, 1998, compared to none in the twenty-six week period ended August 1, 1999.


     Stock-Based Compensation Expense. Stock-based compensation expense increased from $124,000 in the twenty-six week period ended August 2, 1998 to $1.1 million in the twenty-six week period ended August 1, 1999. These amounts represent the difference between the deemed fair market value of our common stock and the exercise price of the options on the dates of grant.


     Interest Expense. Interest expense increased from $23,000 in the twenty-six week period ended August 2, 1998 to $1.2 million in the twenty-six week period ended August 1, 1999. This increase resulted primarily from interest expense related to the issuance of common stock warrants in connection with short-term promissory notes.

COMPARISON OF FISCAL YEAR ENDED FEBRUARY 1, 1998 WITH FISCAL YEAR ENDED JANUARY 31, 1999

     Revenues. Our revenues increased from $1.1 million in the fiscal year 1997 to $5.4 million in the fiscal year 1998. Simulator races revenues increased from $892,000 to $4.4 million, merchandise revenues increased from $104,000 to $620,000 and other revenue increased from $56,000 to $405,000. The increases were due to opening four racing centers in fiscal year 1998.

     Cost of Revenue. Cost of revenue increased from $359,000 in fiscal year 1997 to $1.9 million in fiscal year 1998. The increase was due to opening four racing centers in fiscal year 1998. The increase in cost of revenue as a percentage of total revenues from 34.1% to 35.4% was primarily due to a higher ratio of labor costs to total revenues at our Dallas Galleria and Irvine Spectrum racing centers.

     Direct Expense. Direct expense increased from $264,000 in fiscal year 1997 to $1.9 million in fiscal year 1998. The increase was due to opening four racing centers in fiscal year 1998. The increase in such expenses as a percentage of total revenue from 25.1% to 34.8% was primarily due to a higher ratio of occupancy costs to total revenues at our Dallas Galleria and Irvine Spectrum racing centers.

     Marketing and Licensing. Marketing and licensing expense increased from $484,000 in fiscal year 1997 to $1.0 million in fiscal year 1998. The increase was due to additional marketing personnel and an increase in the number of licensing agreements with NASCAR drivers, team owners and race track owners.

     Research and Development. Research and development expense increased from $1.8 million in fiscal year 1997 to $3.0 million in fiscal year 1998. The increase was due to additional personnel engaged in research and development activities.

     General and Administration. General and administration expense increased from $2.3 million in fiscal year 1997 to $5.8 million in fiscal year 1998. The increase was due to higher facilities costs resulting from our relocation to a new corporate headquarters and the continued addition of personnel and systems to support our infrastructure.

     Depreciation and Amortization. Depreciation and amortization expense increased from $232,000 in fiscal year 1997 to $1.0 million in fiscal year 1998. The increase was primarily due to opening four racing centers in fiscal year 1998 and additional leasehold improvements and system costs incurred during fiscal year 1998.

     Pre-Opening Expense. Pre-opening expense increased from $571,000 in fiscal year 1997 to $1.6 million in fiscal year 1998. The increase resulted primarily from more racing centers being opened in fiscal year 1998 than in the preceding fiscal year.


     Stock Based Compensation Expense. Stock based compensation expense increased from $22,000 in fiscal year 1997 to $589,000 in fiscal year 1998. These amounts represent the difference between the deemed fair market value of our common stock and the exercise price of the options on the dates of grant.


     Interest Expense. Interest expense decreased from $223,000 in fiscal year 1997 to $159,000 in fiscal year 1998. This decrease resulted primarily from a lesser amount of short-term promissory notes outstanding in fiscal year 1998 when compared to fiscal year 1997.

COMPARISON OF FISCAL YEAR ENDED FEBRUARY 2, 1997 WITH FISCAL YEAR ENDED FEBRUARY 1, 1998

     We have not included a comparison of fiscal year ended February 2, 1997 with the fiscal year ended February 1, 1998 because the results of the fiscal year ended February 2, 1997 represent a relatively limited amount of operating activity.

SEASONALITY

     We are subject to seasonal fluctuations in our revenues associated with the retail shopping season, which affects the level of mall traffic near our racing centers. We may also be subject to seasonal fluctuations in our revenues due to the effect of the auto racing season on the demand for tickets for our race car simulators or merchandise sold at our racing centers.

QUARTERLY RESULTS OF OPERATIONS

     The following tables set forth selected statement of operations data for the quarters indicated below in dollars and as a percentage of revenues. This data has been derived from our unaudited financial statements and is not necessarily indicative of the results that may be expected for future periods. In our opinion, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of our financial position and results of operations for such period have been included.

                                                              QUARTERS ENDED
                                   ---------------------------------------------------------------------
                                   MAY 3,    AUGUST 2,   NOVEMBER 1,   JANUARY 31,   MAY 2,    AUGUST 1,
                                    1998       1998         1998          1999        1999       1999
                                   -------   ---------   -----------   -----------   -------   ---------
                                                              (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Revenues
  Simulator races................  $   578    $   640      $ 1,362       $ 1,777     $ 1,893    $ 1,639
  Merchandise....................       49         99          166           306         226        236
  Other..........................       78         97          110           120          95         80
                                   -------    -------      -------       -------     -------    -------
          Total revenues.........      705        836        1,638         2,203       2,214      1,955
Operating expenses
  Cost of revenue................      181        315          662           749         783        816
  Direct expense.................      161        317          612           785         809        771
  Marketing and licensing........      202        254          300           243         375        452
  Research and development.......      643      1,083          669           648         379        324
  General and administration.....      873      1,605        1,574         1,718       1,511      1,300
  Depreciation and
     amortization................       96        119          308           434         423        427
  Pre-opening expense............      196        719          490           166          --         66
  Stock-based compensation
     expense.....................       27         97          267           198         388        685
                                   -------    -------      -------       -------     -------    -------
          Total operating
            expenses.............    2,379      4,509        4,882         4,941       4,668      4,841
                                   -------    -------      -------       -------     -------    -------
Operating loss...................   (1,674)    (3,673)      (3,244)       (2,738)     (2,454)    (2,886)
Interest expense, net............       12         11           40            96         188        984
                                   -------    -------      -------       -------     -------    -------
  Net loss.......................   (1,686)    (3,684)      (3,284)       (2,834)     (2,642)    (3,870)
  Net loss attributable to common
     stockholders................  $(1,693)   $(3,698)     $(3,300)      $(2,852)    $(2,662)   $(3,891)
                                   =======    =======      =======       =======     =======    =======
AS A PERCENTAGE OF TOTAL
  REVENUES:
Revenues
  Simulator races................     82.0%      76.6%        83.2%         80.7%       85.5%      83.8%
  Merchandise....................      7.0       11.8         10.1          13.9        10.2       12.1
  Other..........................     11.1       11.6          6.7           5.4         4.3        4.1
                                   -------    -------      -------       -------     -------    -------
          Total revenues.........    100.0      100.0        100.0         100.0       100.0      100.0
Operating expenses
  Cost of revenue................     25.7       37.7         40.4          34.0        35.4       41.7
  Direct expense.................     22.8       37.9         37.4          35.6        36.5       39.4
  Marketing and licensing........     28.7       30.4         18.3          11.0        16.9       23.1
  Research and development            91.2      129.5         40.8          29.4        17.1       16.6
  General and administration.....    123.8      192.0         96.1          78.0        68.2       66.5
  Depreciation and
     amortization................     13.6       14.2         18.9          19.7        19.1       21.8
  Pre-operating expense..........     27.8       86.0         29.9           7.5         0.0        3.4
  Stock-based compensation
     expense.....................      3.8       11.6         16.3           9.0        17.5       35.0
                                   -------    -------      -------       -------     -------    -------
          Total operating
            expense..............    337.4      539.4        298.0         224.3       210.9      247.6
                                   =======    =======      =======       =======     =======    =======
Operating loss...................   (237.4)    (439.4)      (198.0)       (124.3)    (110.09)    (147.6)
Interest expense, net............      1.7        1.3          2.4           4.4         8.5       50.3
                                   -------    -------      -------       -------     -------    -------
  Net loss.......................   (239.1)    (440.7)      (200.5)       (128.6)     (119.4)    (197.9)
  Net loss attributable to common
     stockholders................   (240.1)%   (442.3)%     (201.5)%      (129.5)%    (120.2)%   (199.0)%
                                   =======    =======      =======       =======     =======    =======

     Simulator race revenues increased during the quarters ended August 2, 1998, November 1, 1998 and January 31, 1999 primarily due to the opening of our Woodfield racing center in June 1998, our Dallas Galleria and Irvine Spectrum racing centers in August 1998, and our Palisades racing center in November 1998. Simulator races revenues increased in the quarter ended May 2, 1999 primarily due to our Palisades racing center being in operation for the full three months of the quarter versus only two months in the preceding quarter. Simulator races revenues declined in the quarter ended August 1, 1999 due to a seasonal decrease in mall traffic.

     Merchandise revenues increased in each of the quarters through the quarter ended January 31, 1999 primarily due to the opening of our racing centers at Woodfield in June 1998, Dallas Galleria and Irvine Spectrum in August 1998 and Palisades in late November 1998. Merchandise revenues also increased in the quarter ended January 31, 1999 due to a seasonal increase in mall traffic during the holiday period. Merchandise revenues declined in the quarters ended May 2, 1999 and August 1, 1999 primarily due to seasonal decreases in mall traffic during the first half of our fiscal year.

     Other revenues increased in each of the quarters through the quarter ended January 31, 1999 primarily due to increases in group sales as we opened additional racing centers during these periods. Other revenues declined in the quarters ended May 2, 1999 and August 1, 1999 due to seasonal decreases in mall traffic during the first half of our fiscal year.

     The following is a quarterly comparison of Mall of America's revenues for the last full fiscal quarters, our only racing center that has been open for a substantial period of time. Our revenues for the Mall of America racing center decreased by 1.2% for the quarter ended January 1999 compared to the quarter ended January 1998. Our revenues decreased by 15.0% for the quarter ended April 1999 compared to the quarter ended April 1998. However, included in our revenues for the quarter ended April 1998 was the impact on Mall of America's foot traffic from a state championship sporting event in March 1998. Our revenues decreased by 1.1% for the quarter ended July 1999 to the quarter ended July 1998. We have not included the change in our revenues for the quarter ended October 1998 in comparison to the quarter ended October 1997 since Mall of America was not open for the full quarter ended October 1997. This information for Mall of America is based on a limited history of operations. Accordingly, these results may not be indicative of future results. Moreover, because each retail mall may experience different traffic patterns and seasonal fluctuations, these results may not be indicative of the results we experience at any other racing center.

     Cost of revenue as a percentage of total revenues increased in the quarter ended August 2, 1998 primarily due to increased labor costs related to the opening of our Woodfield racing center. Cost of revenue decreased as a percentage of total revenues in the quarter ended January 31, 1999 primarily due to a lower ratio of labor costs to total revenues and the sale of higher margin merchandise. Cost of revenue increased in absolute dollars and as a percentage of revenues in the quarter ended August 1, 1999 due to expenses related to the development of our Web site.

     Direct expense as a percentage of total revenues increased in the quarter ended August 2, 1998 primarily due to increased occupancy costs related to the opening of our Woodfield racing center.

     Marketing and licensing expense has varied from quarter to quarter due to the timing of various media and other incentive programs. The increase in the first quarter of 1999 is due to the increase in license payments under our agreement with NASCAR.

     Research and development expense increased in the quarter ended August 2, 1998 due to a one-time technology license expenditure. The decrease in the quarter ended May 2, 1999 is due to a reassignment of certain research and development personnel to systems support and maintenance.

     General and administration expense increased in the quarter ended August 2, 1998 primarily due to the expenses for management information systems and the production of customer training videos. The decrease in the quarters ended May 2, 1999 and August 1, 1999 resulted primarily from better management of our labor costs.

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, we have financed our operations primarily from the private placement of debt and equity securities. In the period from November 1, 1994, our date of inception, through fiscal year 1996, we received net proceeds of $1.6 million from the issuance of mandatorily redeemable convertible preferred stock. During fiscal year 1997, we received net proceeds of $107,000 from the issuance of additional series of mandatorily redeemable convertible preferred stock. These proceeds were partially offset by the repayment of capital leases, from working capital uses and from the capital needed to open our first racing center. During fiscal year 1998, we received net proceeds of $12.9 million from the issuance of mandatorily redeemable convertible preferred stock, $1.2 million from the issuance of notes payable and $82,000 from the issuance of common stock. These proceeds were partially offset by repayments of notes payable and capital leases, working capital uses and from the capital needed to open four additional racing centers. During the first half of fiscal year 1999, we have received $9.9 million from the issuance of notes payable, $2.4 million from the issuance of mandatorily redeemable convertible preferred stock and $77,000 from the issuance of common stock. These proceeds have been used for the repayment of notes payable and capital leases, working capital uses and the investment necessary for the development of racing centers we currently have in process. As of August 1, 1999, we had $2.8 million of cash and cash equivalents.

     Our operating activities used cash of $4.3 million, $6.7 million and $6.6 million in fiscal year 1997, fiscal year 1998 and the twenty-six weeks ended August 1, 1999, respectively. Cash used in operations during fiscal year 1997, fiscal year 1998 and the twenty-six week period ended August 1, 1999 was primarily a result of our net loss, partially offset by depreciation and amortization, stock-based compensation charges, changes in working capital and warrant amortization.

     Cash used in investing activities in fiscal year 1997, fiscal year 1998 and the twenty-six weeks ended August 1, 1999 was $1.6 million, $6.4 million and $1.0 million, respectively. The investing activities consisted primarily of cash paid for purchases of equipment and leasehold improvements. These investments were partially offset by the proceeds from the sale and leaseback of equipment at our racing centers, such as racing simulators and systems, furniture and fixtures. See also, "Business -- Unit Economics."


     As of August 1, 1999, we had $2.8 million in cash and cash equivalents. Current maturities of our capital leases as of August 1, 1999 were approximately $1.1 million. If our plans to open 20 to 30 new racing centers are successful, we are able to control our costs and our racing centers generate the revenues we expect, we expect that the cash flow from operations combined with the net proceeds from this offering will provide sufficient funds for our scheduled debt repayments, capital expenditures and continued expansion plans through the third quarter of 2001. At that time, we believe our business will generate adequate cash from operations to fund working capital and our business expansion needs. However our future capital needs will depend upon numerous factors, including the success of our racing centers and competing technological and market developments. We may be required to raise additional funds through public or private financing, strategic relationships or other arrangements. We cannot guarantee that additional funding, if needed, will be available on terms acceptable to us, or at all.


     On June 30, 1999, we entered into a secured subordinated convertible note purchase agreement, issuing three convertible subordinated notes in the amounts of $2.3 million, $2.3 million and $1.1 million. The notes accrue interest at 8.5%, payable semiannually beginning July 1, 2000. The notes are due on June 30, 2002. At the option of the holders, the notes convert into shares of our common stock at a conversion price of $15.00 per share. The notes convert automatically if either the price per share in this offering is greater than $15.00 per share or if the price of our common stock exceeds $20.00 per share for any four week period following this offering. If we are involved in an acquisition transaction resulting in all of our stockholders before the transaction owning less than 50% of the voting securities of the surviving entity after the transaction, the holders of these notes may request that we repurchase their notes for 101% of the face amount of the note, plus any unpaid interest accrued on the notes to the date of repurchase.

     On September 9, 1999, we entered into a second subordinated convertible note and warrant purchase agreement, issuing convertible subordinated notes in the amounts of $2.0 million, $500,000, $500,000,

$1.0 million and $1.5 million. We paid each holder a placement fee of one percent of the face value of their note. The notes accrue interest at 12.0% per annum, payable on maturity. The notes are due on March 9, 2001. At the option of the note holders, the notes convert into shares of our common stock at a conversion price of $10.00 per share. If we are involved in an acquisition transaction resulting in all of our stockholders before the transaction owning less than 50% of the voting securities of the surviving entity after the transaction, the holders of these notes may request that we repurchase their notes for 101% of the face amount of the note, plus any unpaid interest accrued on the notes to the date of repurchase. Concurrent with the issuance of these notes, we issued warrants to the holders to purchase an aggregate of 68,750 shares of common stock at an exercise price of $10.80 per share. The warrants terminate five years after the date we issued the notes.


     We believe that the difference in the interest rates of the September and June 1999 notes is primarily due to the inclusion in the June note purchase agreement of a right to acquire an ownership interest in a future European entity we may form. Under the terms of the notes, we will use our best efforts to form this European entity in either 2001 or 2002. If we do not form this European entity by 2002, the holders of the June 1999 notes may require us to repurchase the rights to acquire an ownership interest in the European entity for the price of $600,000. We do not believe that the higher interest rate on the September 1999 notes indicates we became less creditworthy after June 1999 or will have increasing difficulty in raising additional funds.


QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We considered the provision of Financial Reporting Release No. 48 "Disclosure of Accounting Policies for Derivative Financial Instruments and Derivative Commodity Instruments, and Disclosure of Quantitative and Qualitative Information about Market Risk Inherent in Derivative Financial Instruments, Other Financial Instruments and Derivative Commodity Instruments." We had no holdings of derivative financial or commodity instruments at August 1, 1999. However, we are exposed to financial market risks, including changes in interest rates. Our revenue and capital spending is transacted in U.S. dollars. We have had limited funds available for investment other than in our operations. We believe that the fair value of our investment portfolio, if any, or related income would not be significantly impacted by increases or decreases in interest rates due mainly to the short-term nature of our investment portfolio and amount of funds available for investment through August 1, 1999.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Investments and Hedging Activities." The statement establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement also requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. To date, we have not entered into any derivative financial instruments or hedging activities. SFAS No. 133 is effective for fiscal years beginning after June 15, 1999.

     In June 1997, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 98-1 ("SOP 98-1"), "Accounting for Internally Developed Software." SOP 98-1 provides guidance on accounting for the costs of computer software developed or obtained for internal use. The impact of adopting SOP 98-1, which is effective for us in fiscal 1999, is not expected to have a significant effect on its financial condition and results of operations.

     In April 1998, the AICPA issued SOP 98-5, "Reporting on the Costs of Start-Up Activities." This standard requires companies to expense the costs of start-up activities and organization costs as incurred. In general, SOP 98-5 is effective for fiscal years beginning after December 15, 1998. We have expensed the cost of start up activities in the accompanying financial statements as incurred.

YEAR 2000 COMPLIANCE

     We are heavily dependent upon complex computer software and systems for our operations. Many existing computer programs and systems use only two digits to identify a year in the date field. These programs and systems were designed and developed without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by or at January 1, 2000.

State of Readiness

     We developed almost all of our racing center systems internally and we believe them to be Year 2000 compliant. We have tested the Year 2000 compliance on all of our major racing center systems and observed they all continued to function properly. Although we have not tested our credit card processor readiness we believe this risk is nominal due to the fact that most of our business is conducted on a cash basis.

     In addition, all of our material operating software and our information technology and other systems, including financial and point-of-sale systems and network routers and servers, were developed or are supported by third-party vendors. Most of our third-party vendors have provided written warranties and assurances that the software will not be affected by the change in century. We are currently in the process of obtaining assurances from our remaining third-party vendors. We have been communicating with these third parties to coordinate Year 2000 readiness. The responses we have received to date have indicated that steps are currently being taken to prepare for the year 2000.

     In addition to the operating systems and software we use directly, our operations are also dependent upon the performance of operating software and systems used by our significant service providers. We have contacted most of our other significant service providers and have obtained written assurances from some of them that the relevant operating software and systems are Year 2000 compliant or will be by the end of the fourth calendar quarter of 1999. We are monitoring the status of all our significant service providers' Year 2000 compliance efforts to minimize the risk of any material adverse effect on our operations resulting from compliance failures. However, we cannot assure you that our service providers have, or will have operating software and systems that are Year 2000 compliant.

     We have developed contingency plans to be implemented if our efforts to identify and correct Year 2000 problems affecting our operating systems and software are not effective. Depending on the systems and software affected, these plans include:

     - accelerated replacement of affected equipment or software;

     - short to medium-term use of backup equipment and software;

     - increased work hours for our personnel; and

     - use of contract personnel to correct on an accelerated schedule any Year 2000 problems that arise or to provide manual workarounds for information systems.

     Our implementation of any of these contingency plans could cause a delay in the delivery of key components required to build and open new racing centers, which could cause our operating results to fluctuate.

Costs

     We have funded our Year 2000 plan from operating cash flows and have not separately accounted for these costs in the past. To date, we have not incurred any material costs related to Year 2000 compliance activities. We do not believe that future costs of remediation will have a material effect on our financial condition or results of operations.

Risks

     The failure of our software or systems to be Year 2000 compliant could prevent us from being able to service and make sales to our customers, could cause users of our Web site to consider alternative Web content and community providers, or could disrupt our financial and management controls and reporting systems. Any such scenario, if not quickly remedied, would materially and adversely affect us.

     We are also dependent on the Internet and certain T-1 or external ISDN communication systems, which may have risks that cannot be determined yet.

     To date, we have not identified any significant exposure to Year 2000 problems outside of the information technology issues identified above.

                                    BUSINESS

     The following description of our business should be read in conjunction with the information included elsewhere in this prospectus. The description contains forward-looking statements.

OVERVIEW


     We own and operate NASCAR Silicon Motor Speedway racing centers, which provide realistic racing simulators that simulate the motion, sights and sounds of actual NASCAR races. In addition, our Web site, SMSonline.com, currently provides a range of information and services including reservations, race results, standing and other racing center information.


INDUSTRY BACKGROUND

Growth and Popularity of the Motorsports Industry

     Motorsports is currently one of the largest and fastest growing spectator sports in the United States. An ESPN poll indicates that more than 80 million people in the United States have an interest in auto racing, while Goodyear reports that more than 17.1 million fans attended an auto racing event in North America during 1998. This compares with 1998 attendance for the National Football League of 15.4 million fans and the National Basketball Association of
21.8 million fans. NASCAR racing is the fastest growing motorsports segment in terms of attendance and media exposure. Attendance at NASCAR Winston Cup events increased 56.7% from 1993 to 1998, and NASCAR now accounts for more than 50% of all auto racing attendance.

     In recent years, television coverage has increased for NASCAR-related events. According to Nielsen Media Research, NASCAR's events reached over 126 million estimated households in 1998 and are covered by major broadcast and cable television networks. Nielsen Media Research estimated that household viewership of NASCAR's televised Winston Cup events on network television and cable has increased by 20.8% and 40.0%, respectively, from 1993 to 1997. Motorsports coverage is currently provided by broadcast and cable television networks, including ABC, CBS, NBC, ESPN, TBS, TNN and Speedvision, a motorsports cable network, in addition to regional sports networks. NASCAR has announced that it will consolidate all television broadcast rights, currently held individually by each track, for all NASCAR-sanctioned races. We believe this will further increase media exposure for NASCAR events.

     Large corporate advertisers have recognized the growing popularity of motorsports and the brand-loyalty of motorsports fans. According to Performance Research, NASCAR fans are more sponsor-loyal purchasers than fans of other sports. Accordingly, more than 80 Fortune 500 companies are NASCAR sponsors. The IEG Sponsorship Report indicates that in 1999 corporate sponsors are expected to spend an estimated $1.2 billion, or 24% of all sports sponsorship dollars, on motorsports marketing programs in the United States. We believe that interest in NASCAR sponsorship will continue to grow.

     The growth and popularity of motorsports is expected to continue, in part due to the recent openings of new speedways in the Los Angeles, Dallas/Ft. Worth and Las Vegas metropolitan areas. Plans for the development of additional speedways have been announced for the Chicago, Denver, Kansas City and New York metropolitan areas. These new speedways are bringing NASCAR and other major motorsports events to new geographic markets that have larger population bases than many of the traditional NASCAR venues. We believe that the increased accessibility of major motorsports events in these previously untapped markets will stimulate continued growth in the motorsports industry by creating new racing fans.

The Growth of Retail Entertainment Opportunities

     Retail entertainment includes destinations such as theaters, restaurants, large scale entertainment complexes and other venues that serve customers' demand for unique entertainment experiences. Traditionally, many of these destinations have involved passive activities in which little or no interactivity is required of the participants. However, we believe many consumers are willing to pay a premium for entertainment that provides a level of sophistication and interactivity greater than that which can be achieved at home or through passive entertainment experiences. We believe the most successful retail entertainment formats will:

     - have a strong brand name identity;

     - provide an attractive social environment;

     - offer unique experiences with strong appeal;

     - draw from foot traffic; and

     - build repeat business.

     We believe that retail entertainment has become an integral part of enhancing the overall mall experience. Leading mall owners and developers are continuing to add a significant retail entertainment component to each mall in order to attract destination traffic, appeal to a broader demographic and increase the frequency and extend the duration of visits. As a result, we believe that high quality retail entertainment formats will generally be able to obtain high profile locations within malls under favorable lease terms.

The Growth of the Internet and Online Communities

     The Internet has emerged as a global mass medium, enabling users to access and share information, socialize and conduct business online. International Data Corporation estimates that there were 142 million Internet users worldwide at the end of 1998 and anticipates that the number will increase to approximately 502 million users by the end of 2003. According to Jupiter Communications, the number of U.S. households connected to the Internet is expected to increase from 37% in 1998 to 63% by the end of 2003.

     Online communities are becoming a popular way for people with similar interests to locate and interact with each other. Communities such as GeoCities, theglobe.com and Xoom.com attract millions of people with similar interests. We believe people tend to visit these sites more frequently and stay longer than at most other types of Web sites because of the content and interactive experience they provide. We also believe companies will increasingly use community-based Web sites to attract and retain customers.

     We did not record any revenues related to our Web site in our most recent fiscal year. However, we believe that the current growth in the number of Internet users and our efforts to expand our marketing campaign through the enhancement of our Web site may lead to a growth in the use of our Web site by our customers and potentially lead to the generation of Internet revenues.

NASCAR SILICON MOTOR SPEEDWAY

     We believe our NASCAR Silicon Motor Speedway provides a unique entertainment experience. The key factors of our simulated racing experience are:

Racing So Real You Can Feel It

     Our NASCAR Silicon Motor Speedway racing centers offer realistic and interactive simulated NASCAR racing. We provide this authentic racing experience for the customer by simulating the key aspects of a NASCAR event: the race tracks, race cars, sights, sounds and competition. Each of our race car simulators has graphics corresponding to a real NASCAR team, allowing our customers to choose from race cars driven by Dale Earnhardt, Jeff Gordon, Dale Jarrett, Rusty Wallace and others. Our race car simulators have motion platforms that move in a variety of different directions, simulating the actual motion of a NASCAR race car. The cockpit of each is nearly identical to that of a NASCAR race car, with the same gauges, gear shift, pedals and steering wheel. Seated in our race car simulator, the driver is surrounded by 135 degrees of video screens and has a video rearview mirror, while the passenger has a dashboard video display which can be easily switched between different views. Our racing centers also include pit areas, grandstands, a track announcer and video displays for spectators.

Strong Appeal

     We design our racing centers to provide a fun, interactive entertainment experience in an environment that is both social and competitive. Our racing centers include pit areas and grandstands designed to offer racers and spectators locations in which to socialize with friends and other competitors. We believe that the social aspects of our racing centers greatly enhance the entertainment value for our customers. In addition to the many individuals and groups that visit our racing centers purely for a fun entertainment experience, many customers view our racing simulation as a competitive sport. Many of our customers cite challenge and competition as primary reasons for returning to our centers. Each racing center has leagues and competitions that appeal to these customers and allow them to compete against other drivers. We believe that by offering a racing experience that is both social and competitive, we will be able to continue to attract new customers and retain a significant base of repeat customers. In fact, since September 1997, we have sold 74% of our races to repeat customers.

High Profile Locations

     To capitalize on our strong appeal, we place our racing centers in high profile, heavy traffic retail locations. We believe our racing centers appeal to destination customers as well as mall traffic that is drawn to our visually and audibly exciting environment. Our racing centers are currently located in the Mall of America in Bloomington (Minneapolis), Minnesota; Dallas Galleria in Dallas, Texas; Woodfield in Schaumburg (Chicago), Illinois; Irvine Spectrum in Irvine, California; Palisades Center in West Nyack, New York; Concord Mills in Charlotte, North Carolina; Arbor Place and Mall of Georgia, both near Atlanta, Georgia; Katy Mills in Katy (Houston), Texas; and Rivertown Crossings in Grand Rapids, Michigan. We believe that it is important to locate in retail locations with characteristics such as strong sales per square foot, state-of-the-art movie theaters, casual dining, high traffic food courts and strong retail tenants. We believe there are many retail entertainment locations such as shopping malls and entertainment centers with high traffic and favorable demographics where we can locate our racing centers.

Premium Motorsports Merchandise

     Each of our racing centers offers high quality, racing-related merchandise. Examples include branded hats, t-shirts and die-cast collectible cars featuring Dale Earnhardt, Jeff Gordon, Dale Jarrett, Rusty Wallace and others. We also offer a variety of NASCAR merchandise and NASCAR Silicon Motor Speedway branded merchandise.

SMSonline.com

     Our Web site is designed to build upon the community of our racing customers and extend our racing experience into the home or office. We provide our customers with an intuitive, easy to use environment through which they can access a range of information and services online including:

     - Reservations -- Customers are able to book reservations, thereby eliminating possible wait times at our racing centers.

     - Race results -- Customers are able to get a more detailed version of the race results they receive at the racing centers to further analyze their performance.

     - Standings -- We recognize winners of local and national competitions and provide the standings of ongoing leagues and competitions.

     - Racing Center Information -- We provide the hours of operations and locations of each racing center, a schedule of events and other information.

Key Strategic Relationships

     We have established strategic relationships with companies and individuals that help us provide a realistic racing simulation, obtain high profile real estate locations and offer NASCAR-themed merchandise. For a more detailed description of the following licenses, see "-- Licensing Agreements."

     - NASCAR. We have entered into a licensing agreement with NASCAR, under which we have the exclusive right to use the NASCAR name for our simulated racing experience. We use the NASCAR name on our racing center signage, selected merchandise and our Web site. Use of the NASCAR name provides us with immediate name recognition and credibility and increases the authenticity of our racing experience.

     - NASCAR DRIVERS. We have entered into licensing agreements with several leading NASCAR drivers that provide for scheduled appearances by the drivers at our racing centers. We utilize the driver appearances to create additional excitement at our grand openings and other racing center events. These drivers include Dale Earnhardt, Dale Earnhardt, Jr., Jeff Gordon, Kenny Irwin, Dale Jarrett, Bobby Labonte, Jeremy Mayfield, Rusty Wallace and Michael Waltrip.

     - TEAM OWNERS AND RACE TRACK OWNERS. We have also established relationships with team owners and two race track owners. These relationships allow us to authentically replicate the look of the team owners' cars and selected tracks in our racing centers and in our racing simulations. In addition to relationships with race track owners Speedway Motorsports and Richmond International Raceway, we have relationships with the following team owners: Dale Earnhardt, Inc., Penske Racing South, Richard Childress Racing, Eastman Kodak Company, Hendrick Motorsports, Roush Racing, Joe Gibbs Racing through Redline Sports Marketing, Wood Brother Racing, JG Motorsports and Robert Yates Racing.

     - SIMON PROPERTY GROUP, INC. We have a strategic relationship with Simon Investors LLC, whose principals are affiliated with Simon Property Group, Inc. In particular, Simon Property Group has assisted us in site selection for our racing centers and has notified us of available sites from its portfolio of properties.

     - ACTION PERFORMANCE COMPANIES, INC. We have a strategic relationship with Action Performance Companies, Inc. that provides us with selected merchandise and licensed apparel. This relationship allows us to access all of Action Performance's top product lines including NASCAR-themed merchandise such as t-shirts, hats and die-cast cars.

SILICON ENTERTAINMENT STRATEGY

     Our objective is to be the leading provider of simulated NASCAR racing. We intend to achieve this by:

Expanding the Number of Our Racing Centers

     We plan to accelerate the roll-out of our racing centers, focusing on metropolitan areas throughout the United States with moderate to upper income levels and high population densities that have shown a substantial interest in NASCAR racing. We currently operate ten racing centers and expect to open 20 to 30 additional racing centers over the next 24 months. Of these, we have signed leases for six sites and are currently negotiating leases for another two. Of these eight sites, three are currently under construction, three are being designed and two are in pre-design.

     We currently have one 14-simulator racing center, five 12-simulator racing centers, two 10-simulator racing centers and two 8-simulator racing centers. In the future, we plan to open an approximately equal number of 8-, 10- and 12-simulator racing centers. As market opportunities arise, we plan to open 14-simulator racing centers in selected locations, as we did in Concord Mills, North Carolina.

Continuing to Develop SMSonline.com

     We intend to enhance SMSonline.com and build upon the community of our racing customers by providing online opportunities to discuss our competitions and racing experiences and by offering NASCAR driver testimonials and customer endorsements of our racing experience.

     We also intend to offer our customers who purchase our proprietary software and subscribe to our online services, the ability, from a personal computer, to:

     - download replays of races;

     - customize their car set-up;

     - view live racing at the racing centers; and

     - race against customers at the racing centers.

Continuing to Enhance Our Racing Experience

     We have spent approximately $6.7 million since the beginning of fiscal year 1996 developing and refining our technology and we expect to spend approximately $1.5 to $2.0 million per year continuing to develop our technology. In particular, we are working on projects that add features to our racing experience and extend it to the Internet. Some of these projects currently under development are:

     - customized car set-up in our racing centers and on SMSonline.com;

     - real-time racing between multiple racing centers;

     - incorporation of additional race tracks when licensed;

     - sale of replays of races on videotapes or through a video download on SMSonline.com;

     - instant replays of races; and

     - communication during a race between drivers and racing center spectators.

Leveraging Strategic and Working Relationships

     We intend to continue to leverage our key relationships with NASCAR, NASCAR drivers, team owners, race track owners, Simon Property Group and Action Performance Companies to help us provide a realistic racing simulation, secure high profile real estate locations and offer NASCAR-themed merchandise.

     We intend to continue to leverage our relationship with NASCAR. In particular, we expect NASCAR to continue to incorporate the NASCAR Silicon Motor Speedway name into selected marketing promotions. We also intend to leverage our relationship with NASCAR to gain exposure on various motorsports-related television programming, and to enter into sponsorship agreements with selected NASCAR sponsors.

     We intend to continue to leverage our relationships with NASCAR drivers, team owners and race track owners to incorporate additional drivers, cars and tracks into our racing experience and instructional and promotional materials. We also plan to continue the use of driver appearances to generate additional business and media coverage at our racing centers. We intend to use our team of NASCAR drivers to advise us on enhancing our technology to ensure authentic simulator handling and a realistic racing experience.

     We believe that relationships with key mall property owners such as Simon Property Group, The Mills Corporation, General Growth Properties and Pyramid Management Group will offer us opportunities to continue to secure attractive racing center sites. We intend to become involved at an early stage in the development of new malls so that the design of our sites will be incorporated into these malls. We also believe that our continued relationships with merchandise suppliers such as Action Performance will help us to improve merchandise selection and sales.

OUR RACING EXPERIENCE

     After buying a ticket for between $7.00 and $8.50 and reserving a race time, a customer goes to our training room and is shown, via video presentation, the basics of racing in our race car simulators by our team of leading NASCAR drivers. After training, each customer races for approximately six minutes on a simulated race track, such as Atlanta Motor Speedway, Lowes Motor Speedway (Charlotte) and Richmond International Raceway. The race is a real-time interactive experience where our customers compete in a field of 32 cars against each other and computer-generated cars, known as drones. Actions taken by any driver impact the racing environment of the other drivers. We offer each driver the opportunity to have a crew member in the passenger seat who can use a video screen in the dashboard to assist the driver by spotting other race cars and following the standings.

     After the race, our customers meet in the winner's circle to receive their race results sheet that includes personalized information on individual lap time, speeds in the corners, finishing order and other important data. Our racers often talk about the race and compare their statistics with other drivers, which leads to significant interaction among the racers and spectators. This interaction and competition among the drivers, crew and spectators as well as the challenge of improving upon their race results are key factors causing many customers to visit our centers repeatedly.

     Our racing centers also are designed to draw potential customers into our centers and to turn them into participating racers. Our racing centers offer a spectator area including grandstands from which spectators can view races on large video screens placed throughout the racing center that display various statistics and views of the race. We believe that the visual and audio stimulation is important in drawing mall traffic into our centers and in turning potential customers in the spectator areas into participating racers.

LOCATIONS

     The following table summarizes our existing and planned locations:


                                                                                   NUMBER OF
                                                                         SQUARE     RACE CAR
         EXISTING LOCATIONS                         CITY                 FOOTAGE   SIMULATORS    OPENING DATE
         ------------------                         ----                 -------   ----------   --------------
Mall of America.....................  Bloomington (Minneapolis), MN       5,899        12       August 1997
Woodfield...........................  Schaumburg (Chicago), IL            6,111        12       June 1998
Dallas Galleria.....................  Dallas, TX                          6,651         8       August 1998
Irvine Spectrum.....................  Irvine, CA                          5,218         8       August 1998
Palisades Center....................  West Nyack, NY                      5,700        12       November 1998
Concord Mills.......................  Charlotte, NC                       7,865        14       September 1999
Arbor Place.........................  Douglasville (Atlanta), GA          5,055        10       October 1999
Mall of Georgia.....................  Buford (Atlanta), GA                5,895        12       October 1999
Katy Mills..........................  Katy (Houston), TX                  6,172        12       October 1999
Rivertown Crossings.................  Grand Rapids, MI                    6,100        10       November 1999

                                                                                   NUMBER OF
                                                                         SQUARE     RACE CAR
         PLANNED LOCATIONS                          CITY                 FOOTAGE   SIMULATORS     STATUS(1)
         -----------------                          ----                 -------   ----------   --------------
Carousel Mall.......................  Syracuse, NY                        4,597         8       Construction
Walden Galleria.....................  Buffalo, NY                         4,124         8       Construction
Universal CityWalk..................  Universal City (Los Angeles), CA    5,000        12       Construction
Crossgates Mall.....................  Albany, NY                          4,167         8       Design
Riverchase Galleria.................  Birmingham, AL                      6,188        10       Design
Opry Mills..........................  Nashville, TN                       6,007        12       Design
Peabody Place.......................  Memphis, TN                         6,000        12       Pre-Design
Arundel Mills.......................  Baltimore, MD                       5,500        12       Pre-Design


-------------------------
(1) In some instances, construction or design may begin on a site prior to our signing a definitive lease agreement. For our planned location at Peabody Place, we have signed a definitive lease, but we have not yet begun design.


UNIT ECONOMICS


     As of August 1, 1999, we had five racing centers open, each with a limited history of operations, and we opened five additional racing centers after August 1, 1999. We opened our first racing center in August 1997 and our most recent racing center in November 1999. Accordingly, we have a limited amount of historical financial data to analyze and evaluate their performances.


     Of our ten existing racing centers, only Mall of America and Woodfield are 12-simulator racing centers that have been open for longer than a year. We recently reduced the number of race car simulators from fourteen to eight at our Dallas Galleria racing center and from twelve to eight at our Irvine Spectrum racing center. These reductions were intended to better match the number of simulators at each location with the levels of mall traffic. Total revenues for our Dallas Galleria and Irvine Spectrum racing centers averaged $1.3 million in the twelve month period ended August 29, 1999. Our Palisades Center racing center is a 12-simulator racing center that has been opened for less than a year. In the twenty-six week period ended August 1, 1999, total revenues at this racing center were $931,000.


     In the twelve month period ended August 1, 1999, combined average operating performance for the Mall of America and Woodfield racing centers is shown in the following table:

                                                                AVERAGE PER CENTER
                                                               FOR MALL OF AMERICA
                                                                  AND WOODFIELD
                                                              ----------------------
                                                                   (DOLLARS IN
                                                                    THOUSANDS)
Total revenues..............................................          $2,073
Profit contribution(1)......................................          $  400
Profit contribution margin..................................            19.3%
Earnings before interest, taxes, depreciation and
  amortization(2)...........................................          $  638
Earnings before interest, taxes, depreciation and
  amortization margin.......................................            30.8%
Initial investment (including build-out costs, pre-opening
  expense and initial merchandise inventory)................          $2,129
Payback (in years)(3).......................................             3.3

---------------
(1) Profit contribution is defined as total revenues less direct expense of the racing center and merchandise cost of goods sold. Profit contribution also excludes pre-opening expenses.

(2) Earnings before interest, taxes, depreciation and amortization excludes pre-opening expenses and is a measure that does not conform to generally accepted accounting principles. Not all companies calculate this number in the same manner and the manner as presented above may not be comparable to similarly defined measures presented by other companies.

(3) Payback is defined as the total initial cash investment of opening a racing center divided by the earnings before interest, taxes, depreciation and amortization in the twelve months ended August 1, 1999.

     The information presented above is historical and not necessarily indicative of future results. In addition to the factors discussed elsewhere in this prospectus, including "Risk Factors," in evaluating this information you should consider that of our first five racing centers, only Mall of America had total revenues in excess of the average total revenues shown above. In addition, our Mall of America and Woodfield racing centers have 12 simulators each, while our planned racing centers will have approximately equal numbers of 8-, 10- and 12-simulator racing centers. As market opportunities arise, we plan to open 14-simulator racing centers in selected locations. No assurance can be given that the profit contribution amounts, margins and other measures of profitability for the Mall of America and Woodfield racing centers are representative of results to be obtained by any other racing centers or for us on an overall basis.

     Since the opening of our initial racing centers, we believe our site selection methodology has been improved and is considerably more research-based than in the past. We determine the market potential and size of each racing center based on location and traffic analysis and through the use of a site selection model developed by Thompson & Associates. Based on this site selection methodology, we believe we are now better able to match the revenue potential of a new market with the number of simulators placed in a new racing center.

     In addition, we believe we have made progress in reducing the initial cost of opening our racing centers primarily by improving their design and planning, as well as our sourcing of equipment, fixtures and inventory. The average initial cost of opening our first four 12-simulator racing centers, including our Irvine Spectrum racing center which was initially built as a 12-simulator racing center, was approximately $2.0 million, including development costs, pre-opening costs and start-up merchandise inventory. The average cost of opening our next three 12-simulator racing centers is expected to be approximately $1.6 million. The cost of opening our 14-simulator Dallas Galleria racing center was approximately $2.3 million. The cost of opening our latest 14-simulator racing center at Concord Mills, North Carolina in September 1999 was approximately $1.8 million.

     We also expect to incur lower operating expenses at our planned locations than at our existing locations. In particular, we expect lower labor costs from better personnel scheduling, including increased use of part-time employees, and lower rent expense from the realization of more favorable lease terms.

     We believe that expected improvements in site selection, lower opening costs and lower operating expenses will result in improved financial performance at our planned racing centers. Nevertheless, controlling these costs depends on a number of factors, many of which are beyond our control. Therefore, there can be no assurance that we will be able to achieve these cost reductions.

EXPANSION AND SITE SELECTION

     We continually seek to identify and evaluate new markets and locations for expansion. We expect to open approximately 20 to 30 additional racing centers over the next 24 months. Of these, we have signed leases for six sites and are in negotiations for another two. Of these eight sites, three are currently under construction, three are being designed and two are in pre-design. We believe that the location of our racing centers is critical to our success and devote significant time and resources to analyzing each prospective site. We primarily perform three types of analysis for each potential site:

Location Analysis

     In general, we target high profile retail locations with strong sales per square foot within metropolitan areas with high interest in NASCAR racing. We place emphasis on locations that balance traditional retail stores with entertainment experiences such as megaplex movie theaters, large scale entertainment complexes and restaurants, which make ideal co-tenants for our racing centers.

Traffic Analysis

     Once we have identified a potential location in an existing mall, we perform extensive traffic analysis. We count the mall traffic of our target customer in front of potential sites and compare it to our existing locations. Our data continues to show that at the existing locations, revenue performance correlates positively with the mall traffic of our target customer.

Site Selection Model

     We also use a site selection model developed by Thompson & Associates, a nationally-recognized market research firm. We use this model to predict the number of potential races at a location based on surrounding demographics and additional market data. The model is also used to identify potential target markets.

MARKETING AND PROMOTION

     Our marketing and promotional programs are targeted towards our typical customer who is between the ages of 18 and 45 and who is an auto racing fan and/or plays video games. We intend to build NASCAR Silicon Motor Speedway into a nationally known and respected brand name through a variety of marketing and promotional programs. These programs focus on two areas:

New Customers

     We primarily rely on mall traffic in front of our racing centers and word-of-mouth referrals to attract new customers. Historically, approximately 50% of our new customers visit our racing centers as a result of walking by the storefront, while approximately 37% of our new customers visit as a result of word-of-mouth. We also target potential customers through:

     - broadcast advertising during NASCAR Winston Cup races;

     - advertising at local race tracks; and

     - appearances at our racing centers by a member of our team of NASCAR drivers.

     We expect to attract strong media interest when we open a racing center in a new geographic market because of our unique concept and the power of the NASCAR brand. Openings that feature a member of our team of NASCAR drivers usually attract substantial television, radio and print media coverage.

Customer Retention

     We have developed targeted programs that focus on customer loyalty. Since September 1997, we have sold 74% of our races to repeat customers.

     We have the following programs designed to retain customers:

     - local and national competitions;

     - promotion of new features and technology;

     - appearances by NASCAR drivers;

     - customer competitions against NASCAR drivers;

     - special discounts and promotions (e.g., buy 2 tickets, get 1 free);

     - gift certificate promotions; and

     - comprehensive drivers clubs that allow our customers to compete in simulated racing leagues, receive discounts off our ticket and merchandise prices and make online and phone reservations.

     We intend to collect data from our racing centers and our Web site to analyze the behavior and purchasing cycles of our existing and potential customers in order to more effectively target promotions. Anticipated promotions will include:

     - new technology introduction campaigns;

     - special offers tailored to customer behavior or purchasing decisions;

     - frequent driver rewards; and

     - special campaigns to existing customers.

OPERATIONS AND MANAGEMENT

     Our ability to manage our racing centers is critical to our success. We strive to maintain a superior level of service and consistency in each of our racing centers through the hiring, training and supervision of personnel. Accordingly, we have established and adhere to high standards relating to personnel performance and maintenance of our racing centers.

     Our corporate operations management team consists of a Vice President of Operations, regional directors (typically one director for every six to eight centers), directors of group sales, directors of training and directors of merchandise. In addition, staffing levels at each racing center vary according to the size of the location, but typically have the following personnel: a general manager, one or two assistant general managers and a supervisor, 20 to 25 full and part-time employees, a technical manager and an assistant technical manager.

     We provide extensive training programs for both employees and managers. New employees are given a thorough orientation on our policies and procedures and three to five days of training. New managers must complete a four-week training program that covers all aspects of each racing center.

LICENSING AGREEMENTS

     We have entered into numerous licensing agreements with the goal of creating an authentic NASCAR racing experience. Creating an authentic environment is a key to our ability to attract new customers and retain existing customers. We believe that our licensing agreements create a significant barrier to entry for competition. We have relationships with the following:

     - NASCAR. We have entered into a licensing agreement with NASCAR under which NASCAR receives the greater of a guaranteed minimum royalty or royalties based on the sale of tickets for our race car simulators and revenues from merchandise, food and beverage. Under this agreement, we have the right to use the NASCAR marks and trade dress solely for display in, and promotion of, our racing centers, all subject to certain limitations on the use of the marks and NASCAR's prior approval of such uses. Our license agreement with NASCAR for the use of its image and trademarks extends to December 31, 2005 and is exclusive for a designated category until December 31, 2002, at which time NASCAR has the sole option to renew the exclusive portion of the agreement. The exclusive category of the NASCAR license is "operator assisted, location-based interactive stockcar or stock-truck entertainment experiences that consist of no less than five linked simulator units, with each on a motion-based platform and each allowing a maximum of two people to participate in each individual simulator unit." Additionally, under the license each location must be permanent in nature and in a retail environment. In addition, NASCAR has the right to terminate the agreement upon the occurrence of certain events. For a more detailed description of our NASCAR licensing agreement, see "Risk Factors -- If we fail to maintain our licensing agreement with NASCAR, which is exclusive only for our simulated racing experience and which may be terminated if we default, our ability to provide and enhance our racing experience will be impaired."

     - NASCAR Drivers. Our licensing agreements with our team of NASCAR drivers generally provide for the NASCAR drivers to give feedback on our race car simulators and allow us to use their names, voices and likenesses for the promotion of our business. All of the agreements also provide that the NASCAR drivers will make personal appearances and act as spokespeople for our racing experience. We use these NASCAR driver appearances to promote our racing centers as well as to enhance the racing experience for the customer. The agreements generally provide that the NASCAR drivers are compensated by guaranteed fees and the granting of stock options as consideration for their personal appearances and use of their likenesses. The agreements typically expire four years after execution and may be terminated by either party if the other party commits an illegal or immoral act. In addition, we generally have the right to terminate an agreement if the driver stops racing. Our team of NASCAR drivers includes the following:

- Dale Earnhardt          - Kenny Irwin             - Jeremy Mayfield
- Dale Earnhardt, Jr.     - Dale Jarrett            - Rusty Wallace
- Jeff Gordon             - Bobby Labonte           - Michael Waltrip


     - Team Owners. Our licensing agreements with the team owners allow us to use the designs and accompanying trademarks of team cars either as actual simulators, as images on the video screen or simply as computer-generated cars on the video screen. The agreements generally set forth a schedule of fee payments and expire three years after execution. They also typically allow us to terminate an agreement if a particular race car is no longer racing. Some of these agreements are expected to terminate by May 31, 2000, unless extended by mutual agreement. The following is a list of teams with which we have licensing agreements:


          Race Car Simulators

            CAR NO.          TEAM OWNERS
            -------          -----------
               1      Dale Earnhardt, Inc.
               2      Penske Racing South
               3      Richard Childress Racing
               4      Eastman Kodak Company
               5      Hendrick Motorsports
               6      Roush Racing

            CAR NO.          TEAM OWNERS
            -------          -----------
              18      Joe Gibbs Racing through
                      Redline Sports Marketing
              21      Wood Brother Racing
              24      JG Motorsports
              28      Robert Yates Racing
              88      Robert Yates Racing
              99      Roush Racing

          Computer-Generated Race Cars

CAR NO.                         RACE CAR OWNERS
-------                         ---------------
  22      The Source International
  30      Bahari Racing, Inc.
  43      Petty Enterprises
  55      The Motorsports Decision Group
  75      Butch Mock Motorsports
  97      Roush Racing through Moore & Cotter

     - Race Track Owners. We also have licensing agreements with the following race track owners that allow us to authentically replicate the following tracks through use of the simulators:

        - Speedway Motorsports, Inc. (all of the Speedway Motorsports, Inc. racing tracks)

        - Richmond International Raceway

     These agreements typically expire five years after execution and allow us to terminate the agreement if the track is no longer used for certain types of races. We also plan to obtain licenses for additional tracks in the future.

     NASCAR and the NASCAR drivers, team owners and race track owners all have approval rights for the use of their marks.

TECHNOLOGY

     We have designed and installed state-of-the-art technology at our racing centers. This technology is based on Intel PC systems, graphics engines from 3Dfx Interactive, Inc. and licensed and proprietary software. Our system is inexpensive, modular and easy to upgrade. The technology consists of several integrated components.

Central Control System

     All of the activity at each racing center is monitored or directed by its central control system. This system consists of a Pentium-based control computer and three high-speed communications networks. All racing functions, as well as the entertainment and business functions, are controlled or interconnected here.

     All systems are orchestrated and synchronized by the central control system to the race schedule. During our normal race schedule, a new race starts every eight minutes. Racing activities such as collision management, drone generation, safety monitoring, generation of the race event stream for use with the entertainment systems and race recording for future Web download are additional functions of the central control system.

Racing Activities Network

     The core simulation technology is contained within the Racing Activities Network. The race car simulators are connected together on a high-speed, low latency network. The three displays in front of each race car simulator are driven by five dedicated 600 MHz Pentium III processor systems that display approximately 1.1 million polygons and over 85 million pixels each second. All of the images are updated sixty times per second. All of the display systems are connected to each race car simulator's individual high-speed Ethernet. The interactivity of our race car simulators is based on the network infrastructure carrying time sensitive data throughout the simulation system, and managed by the central control system.

     The motion of our race car simulators is created by our acceleration sled, which has a patent pending on its technology, that can simulate acceleration, flat or banked turns and collisions. Similar to the display system, the sled has a very low signal-to-motion response time that significantly reduces the occurrence of simulation motion sickness. The sled is powered by a two horsepower high flow/low pressure hydraulic system.

     The manner in which each race car simulator handles depends on a proprietary vehicle dynamics model. Our vehicle dynamics model, in combination with quick response times, a nearly full-size race car, 135 degrees of surrounding graphics, working gauges, pedals, gear shifter, roll cage, directional sound and interactivity, provides a realistic driving experience. Our team of NASCAR drivers works with us to confirm the reality of our racing experience.

Racing Center Entertainment Systems Network

     Spectators at a racing center are entertained through our Racing Center Entertainment Systems Network, an audio and video system operating a high-speed Ethernet and displayed on monitors located throughout our racing center. The lighting in the racing center is also controlled by this system. Races are shown on this system with alternating camera angles and audio commentary, much like a NASCAR race telecast. Between races, a variety of content, including music, announcements, prerecorded information on NASCAR related subjects and commentary from our team of drivers is broadcast over this system. This patent-pending system also controls storefront video attractions, crew table displays and post-race replay in our Winner's Circle. In the Winner's Circle, our system displays the last few laps completed by the winner and also provides a ceremony for the top driver while others receive their race results sheets.

Registration and Customer Tracking Network

     Our Registration and Customer Tracking Network gathers personal data about a customer and stores it in our databases. A unique identifier is given to each customer and then used for all subsequent interactions, including Internet reservations. This system also manages the customer training videos shown in our training room before each race. The data collected during each race is archived for later use at one of our racing centers or over the Internet.

COMPETITION

     We face competition from providers of other types of simulated racing and from other providers of retail entertainment. Illusion, Inc. has provided racing equipment to a racing center in Las Vegas, Nevada which uses multiple, interactive, motion-based racing cars. In addition, a racing center in Anaheim, California operates under the name "Penske Racing Center," which uses equipment similar to that used by Illusion, Inc. Each of these companies uses simulated "open wheel" (Formula One or Indy type) race cars. Although neither of these competitors has undertaken a broad geographic expansion, they may do so in the future. We may face direct competition in the future from these or other operators of simulated racing entertainment products. Our racing centers also face indirect competition from other retail entertainment providers, including interactive games, movie theaters, video arcades and theme restaurants. We also compete with retail entertainment providers and other retail stores for high profile locations within retail centers for our racing centers. We believe the primary competitive factors in attracting customers to our racing centers are the quality of the experience, strong appeal, facility location, pricing and customer convenience. While we believe our racing centers provide an entertainment experience that competes favorably with respect to these factors, most of our competitors, particularly our indirect competitors such as theme restaurants, are operated by well-established companies with greater financial, management, technical and marketing resources than we have. Additionally, some of these providers have greater name recognition than we do and may provide an entertainment alternative that appeals to a broader demographic, which may encompass children and families. By comparison, our core audience is males between the ages of 18 and 45.

PROPRIETARY RIGHTS

     Although our success and ability to compete depend more upon our technical expertise than our proprietary rights, our proprietary technology plays a role in our future success and ability to maintain a competitive stance. We rely on our contractual rights as well as copyright, patent, trademark and trade secret laws to protect our intellectual property. Despite our efforts to protect our intellectual property, a third party could copy or otherwise obtain our proprietary information without authorization, or could develop technology competitive to ours. Our means of protecting rights may not be adequate and our competitors may independently develop similar technology, duplicate our products or design around patents that may be subsequently issued to us or other intellectual property. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the United States.

     We may have to resort to litigation to enforce our intellectual property rights, to protect our trade secrets or know-how or to determine their scope, validity or enforceability. Enforcing or defending our proprietary technology could be expensive, could divert our resources and may be unsuccessful. Our protective measures may be inadequate to protect our proprietary rights, and any failure to enforce or protect our rights could diminish the value of our proprietary rights.

EMPLOYEES

     As of August 1, 1999, we had a total of 181 employees. Of those, 6 are in senior management, 4 are in sales and marketing, 47 are in technology, 109 are in operations and 15 are in accounting and administrative positions. We also retain independent contractors to support activities such as product development. Our success depends on our ability to attract and retain qualified, experienced employees and management. None of our employees is represented by a labor union or subject to a collective unit and we have never experienced a work stoppage. We consider our relations with our employees to be good.

FACILITIES

     Our headquarters are located in a leased facility in Campbell, California, consisting of approximately 40,000 square feet of office space under a lease expiring in June 2003. We lease an additional 5,000 square feet of warehouse space in San Jose, California. We believe our current facilities will be adequate to meet our needs for the foreseeable future.

LEGAL PROCEEDINGS

     On October 5, 1998, we were served with a summons and complaint for a civil case by Dark Horse Trading Co., Inc. in the United States District Court for the Northern District of Illinois for the alleged infringement of Dark Horse's patents. The complaint sought to enjoin us from the alleged infringement and sought damages in an unspecified amount as well as treble damages. The complaint focused on our reservation method and not on our core simulation technology. We filed an answer with the same court denying any infringement.


     On or about October 22, 1999, counsel for Mariah Vision3 Entertainment, Inc. notified us of a recently issued patent relating to an interactive race car simulator system, and invited us to begin licensing negotiations with Mariah. Based upon our initial review of the patent, we believe the concerns raised in Mariah's notice are unfounded.



     We believe that we have meritorious defenses against the alleged claims and intend to defend ourselves vigorously. However, due to the nature of litigation and the fact that discovery is still in its early stages, we cannot determine the possible loss, if any, that may ultimately be incurred either in the context of a trial or as a result of a negotiated settlement. We may also incur substantial legal fees in these matters. After consideration of the nature of the claims and facts relating to the claims, we believe that the resolution of this matter will not harm our business. However, the results of this claim and proceeding, including any potential settlement, are uncertain and there can be no assurance that they will not harm our business.


     An unfavorable resolution of this matter could require us to change our reservation method, or alternatively cause us to pay a nominal settlement or license fee, either of which would negatively impact our business.

                                   MANAGEMENT

DIRECTORS AND OFFICERS

     The following table sets forth certain information regarding our directors and executive officers as of August 1, 1999:

             NAME                AGE                        POSITION
             ----                ---                        --------
David S. Morse.................  56    Chairman of the Board of Directors, Chief
                                       Executive Officer and President
Ross C. Mulholland.............  56    Vice President, Finance and Chief Financial
                                       Officer
Rick L. Moncrief...............  50    Vice President and Chief Technical Officer
Lee E. Knowlton................  37    Vice President, Operations
Christopher O. Morse...........  29    Vice President, Marketing and Business Development
Russell J. Friend..............  38    Vice President, Real Estate
William Hart(1)(2).............  59    Director
Robert H. Manschot(1)..........  56    Director
Christopher S. Besing(2).......  39    Director

-------------------------
(1) Member of the compensation committee

(2) Member of the audit committee

     David S. Morse is a founder of Silicon Entertainment and has been the Chairman of the Board of Directors since January 1995. Mr. Morse has also served as our President and Chief Executive Officer from January 1997 to June 1997 and from August 1998 to the present. In 1992, Mr. Morse founded Crystal Dynamics, Inc., a developer of games for the 32-bit game market. He served as its Chairman of the board of directors from September 1992 to April 1996 and as its Chief Executive Officer from October 1994 to May 1995. From January 1994 to December 1995, Mr. Morse also served as a partner of Interactive Partners, a venture capital firm. Mr. Morse also founded Silicon Gaming, Inc. in 1993 and served as its Chief Executive Officer from August 1998 to January 1999, Chairman of the board of directors from September 1993 to September 1996 and as a director from September 1993 to May 1999. Mr. Morse received a B.S. from Tufts University and an M.B.A. from the Amos Tuck School at Dartmouth. Mr. Morse's son, Christopher
O. Morse, serves as our Vice President, Marketing and Business Development.

     Ross C. Mulholland has served as our Vice President, Finance and Chief Financial Officer since February 1998 and as our Assistant Secretary since April 1998. From February 1993 to February 1995 and from January 1997 to February 1998, Mr. Mulholland was self-employed as a retail consultant. From February 1995 to January 1997, Mr. Mulholland served as Senior Vice President and Chief Financial Officer of The Nature Company/Discovery Channel Store. Mr. Mulholland received a B.A. and an M.B.A. from Wayne State University.

     Rick L. Moncrief has served as our Vice President and Chief Technical Officer since February 1995. From March 1977 to February 1995, Mr. Moncrief held various senior positions in technology and technology management, the most recent of which was Director of Applied Research for Time Warner Interactive, Inc. (a.k.a. Atari Games, Inc.). Mr. Moncrief received a B.S.E.E. from the University of Utah.

     Lee E. Knowlton has served as our Vice President, Operations since April 1997. From April 1994 to March 1997, Mr. Knowlton held various positions at Planet Hollywood, Inc., most recently as Regional Director of Operations. From August 1990 to March 1994, Mr. Knowlton held various positions at TGI Fridays, including the Director of Operations, Northwest/Southwest territories from August 1992 to March 1994. Mr. Knowlton attended West Valley College and majored in Restaurant Management.

     Christopher O. Morse is a founder of Silicon Entertainment and has served as our Vice President, Marketing and Business Development since September 1997. Mr. Morse previously served as our Director of Business Development from July 1996 to August 1997 and as Project Manager from January 1995 to June 1996. From May 1993 to January 1995, Mr. Morse served as an account executive for Crystal Dynamics, Inc. Mr. Morse received a B.A. from the University of California at Berkeley. Mr. Morse's father, David S. Morse, serves as the Chairman of the Board of Directors, Chief Executive Officer and President.

     Russell J. Friend has served as our Vice President, Real Estate since July 1999. From January 1999 to July 1999, Mr. Friend worked for Blatteis Realty Company, where he served as Vice President and as a consultant to Silicon Entertainment. From August 1998 to December 1998, Mr. Friend served as Managing Partner of Retail Reps, a real estate consulting firm. Prior to that time, from August 1996 to August 1998, Mr. Friend served as Vice President, Real Estate for Sega GameWorks, L.L.C., an entertainment retail venture. From September 1993 to August 1996, Mr. Friend was the Director of Lease Negotiations for the Wolfgang Puck Food Company. Mr. Friend is a member of the International Council of Shopping Centers and the Urban Land Institute. Mr. Friend attended the University of Arizona and majored in Business.

     William Hart has served as a member of our board of directors since our inception in November 1994. Mr. Hart has served as general partner and managing member of Technology Partners V L.P., a venture capital management firm, since August 1979. Mr. Hart serves on the boards of directors of Trimble Navigation Ltd. and Silicon Gaming, Inc., as well as on the boards of directors of several private companies. Mr. Hart received a B.E. Mgmt. from Rensselaer Polytechnic Institute and an M.B.A. from the Amos Tuck School at Dartmouth.

     Robert H. Manschot has served as a member of our board of directors since April 1996. Mr. Manschot currently serves as Managing Director and Chairman of the Manschot Investment Group L.L.C. and as Chairman of Seceurop Security Services Group, a privately held emergency services corporation in the United Kingdom. Mr. Manschot also serves as Chief Executive Officer and Chairman of RHEM International Enterprises, Inc. Mr. Manschot served as President and Chief Executive Officer of Rural/Metro Corporation, a publicly held provider of ambulance and fire protection services, from October 1988 until March 1995, after serving as Executive Vice President, Chief Operating Officer and a director since October 1987. Mr. Manschot currently serves as a director of Samoth Capital Corporation, Action Performance Companies, Inc. and DenAmerica Corp., as well as on the boards of directors of several privately held companies. Mr. Manschot received a B.A. from the School for Hospitality Management, The Hague, Netherlands and an M.B.A. from Boston University.

     Christopher S. Besing has served as a member of our board of directors since June 1999. Mr. Besing has served as the Chief Executive Officer of goracing.com, Inc. since May 1999 and has served as Vice President and Chief Financial Officer of Action Performance Companies, Inc. since January 1994. Prior to joining Action Performance, Mr. Besing held several financial and accounting positions with Orbital Sciences Corporation from September 1986 to December 1993, most recently as Director of Accounting and Controller of OSC's Launch Systems Group in Chandler, Arizona. Mr. Besing serves as a director of goracing.com, Inc. and Action Performance, which is a publicly traded company. Mr. Besing received a B.S. from the American University. Mr. Besing is a Certified Public Accountant.

BOARD COMMITTEES

     The board of directors has established an audit committee and a compensation committee. The audit committee, which consists of Messrs. Besing and Hart, reviews the results and scope of the annual audit and meets with our independent auditors to review our internal accounting policies and procedures. The compensation committee, which consists of Messrs. Hart and Manschot, makes recommendations to the board of directors with respect to our general and specific compensation policies and practices and administers our stock option plans.

DIRECTOR COMPENSATION

     Our outside directors currently do not receive any cash compensation from Silicon Entertainment for their services as members of our board of directors, although we are authorized to pay members for attendance at meetings or a salary in addition to reimbursement for expenses in connection with attendance at meetings. Our non-employee directors receive stock options to purchase 10,000 shares of common stock upon joining the board and stock options to purchase 2,500 shares of common stock each year thereafter. For more detail regarding director compensation and stock ownership, see "-- Stock Option Plans," "Principal Stockholders" and "Transactions with Related Parties."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     None of the members of the compensation committee is currently or has been, at any time since our formation, an officer or employee of Silicon Entertainment. No member of the compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

INDEMNIFICATION

     We have adopted provisions in our certificate of incorporation, permitted by Delaware General Corporation Law ("Delaware Law"), which provide that our directors shall not be personally liable for monetary damages to us or our stockholders for a violation of the directors' duty to act with care and in the best interests of the stockholders, except for liability:

     - for acts or omissions that are not in good faith, are deliberately improper or are known to be illegal;

     - under section 174 of the Delaware Law relating to improper dividends or distributions; or

     - for any transaction from which the director obtained an improper personal benefit.

     Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

     Our bylaws authorize us to indemnify our officers, directors, employees and agents to the extent permitted by the Delaware Law. Section 145 of the Delaware Law empowers us to enter into indemnification agreements with our officers, directors, employees and agents. We have entered into separate indemnification agreements with our directors and executive officers which may in some cases be broader than the specific indemnification provisions contained in the Delaware Law. The indemnification agreements may require us, among other things, to indemnify such executive officers and directors against liabilities that may arise by reason of status or service as directors or executive officers and to advance expenses they spend as a result of any proceeding against them as to which they could be indemnified.

     At present, there is no material litigation or proceeding pending involving any of our directors, officers, employees or agents of Silicon Entertainment where indemnification will be required or permitted and we are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

EXECUTIVE COMPENSATION

     The following table summarizes the compensation paid to or earned during the fiscal year ended January 31, 1999 by our current and former Chief Executive Officer and our four other most highly compensated executive officers, each of whose total salary and bonus exceeded $100,000 for services rendered to us in all capacities during such fiscal year.

                           SUMMARY COMPENSATION TABLE

                                                                          LONG-TERM COMPENSATION
                                                        ANNUAL         ----------------------------
                                                     COMPENSATION      SECURITIES
                                                  ------------------   UNDERLYING      ALL OTHER
          NAME AND PRINCIPAL POSITION              SALARY     BONUS     OPTIONS     COMPENSATION(1)
          ---------------------------             --------   -------   ----------   ---------------
David S. Morse(2)...............................  $202,500   $    --    175,000         $    --
Chairman, Chief Executive Officer and
President(3)
Lee E. Knowlton.................................   130,833    10,000     35,000              --
  Vice President, Operations
Rick L. Moncrief................................   163,125    20,000     35,000              --
  Vice President and Chief Technical Officer
Christopher O. Morse............................    97,917    10,000     35,000              --
  Vice President, Marketing and Business
     Development
Ross C. Mulholland..............................   165,000        --     97,500          16,013
  Vice President, Finance and Chief Financial
     Officer

FORMER EXECUTIVE OFFICER:
Damon Danielson(3)..............................   108,333    25,000         --           4,000

-------------------------
(1) Represents moving and living cost adjustments.

(2) Amount listed as salary represents fees paid to a company owned by Mr. David
    S. Morse for management services.

(3) Mr. Danielson served as our President and Chief Executive Officer from June 1997 to July 1998. Mr. Morse became our Chief Executive Officer and President effective August 1998.

OPTION GRANTS IN LAST FISCAL YEAR

     The following table contains information about the stock option grants during the fiscal year 1998 to the executive officers described in the first sentence of "Executive Compensation." The table is based on an aggregate of 929,000 options we granted to our employees and consultants during the fiscal year 1998. The exercise price per share of each option was equal to the fair market value of the common stock on the date of grant as determined by the board of directors. These options were granted under our 1996 Stock

Option Plan and 1998 Executive Stock Option Plan. Such options expire 10 years from the date of grant, or earlier upon termination of employment. See "Stock Option Plans."

                                                                                           POTENTIAL REALIZABLE
                                    INDIVIDUAL GRANTS                                        VALUE AT ASSUMED
                               ---------------------------                                     ANNUAL RATES
                               NUMBER OF         % OF                                            OF STOCK
                               SECURITIES    TOTAL OPTIONS                                  PRICE APPRECIATION
                               UNDERLYING     GRANTED TO      EXERCISE OR                    FOR OPTION TERM
                                OPTIONS      EMPLOYEES IN     BASE PRICE     EXPIRATION    --------------------
            NAME                GRANTED       FISCAL YEAR       ($/SH)          DATE          5%         10%
            ----               ----------    -------------    -----------    ----------    --------    --------
David S. Morse...............   175,000          18.8%           $1.00        08/11/08     $110,057    $278,905
Lee E. Knowlton..............    35,000           3.8             0.70        06/09/08       15,408      39,047
Rick L. Moncrief.............    35,000           3.8             0.70        06/09/08       15,408      39,047
Christopher O. Morse.........    35,000           3.8             0.70        06/09/08       15,408      39,047
Ross C. Mulholland...........    62,500           6.7             0.15        02/26/08        5,896      14,941
Ross C. Mulholland...........    35,000           3.8             0.70        06/09/08       15,408      39,047

FORMER EXECUTIVE OFFICER:
Damon Danielson(1)...........        --            --               --              --           --          --

-------------------------
(1) Mr. Danielson served as our President and Chief Executive Officer from June 1997 to July 1998. Mr. Morse became our Chief Executive Officer and President effective August 1998.

     Amounts reported in the Potential Realizable Value column above represent hypothetical values that may be realized upon exercise of the options immediately prior to the expiration of their term, assuming that the stock price on the date of grant appreciates at the specified annual rates of appreciation, compounded annually over the term of the options. These numbers are calculated based on rules promulgated by the Securities and Exchange Commission. Actual gains, if any, on stock option exercises and common stock holdings are dependent on the time of such exercise and the future performance of our common stock.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
VALUES

     The table below provides information about the number and value of options held by the executive officers described above at January 31, 1999.

                                   NUMBER OF SECURITIES                 VALUE OF UNEXERCISED
                                  UNDERLYING UNEXERCISED                    IN-THE-MONEY
                               OPTIONS AT FISCAL YEAR END(1)        OPTIONS AT FISCAL YEAR END(3)
                             ---------------------------------    ---------------------------------
          NAME               EXERCISABLE(2)      UNEXERCISABLE    EXERCISABLE(2)      UNEXERCISABLE
          ----               --------------      -------------    --------------      -------------
David S. Morse...........       175,000               --             $    --             $    --
Lee E. Knowlton..........        95,000               --              61,500                  --
Rick L. Moncrief.........        70,000               --              40,250                  --
Christopher O. Morse.....        55,000               --              27,500                  --
Ross C. Mulholland.......        97,500               --              53,125                  --
FORMER EXECUTIVE OFFICER:
Damon Danielson(4).......            --               --                  --                  --

-------------------------
(1) All options were granted under our 1996 Stock Option Plan and 1998 Executive Stock Option Plan. These options vest over four years and otherwise generally conform to the terms of the option plans.

(2) All stock options granted under our stock option plans are immediately exercisable. We have rights to repurchase unvested shares in the event of early termination of employment. These rights lapse over time as options become vested.

(3) Calculated on the basis of the fair market value of our common stock of $1.00 per share on January 31, 1999, as determined by our board of directors, minus the applicable exercise price.

(4) Mr. Danielson served as our President and Chief Executive Officer from June 1997 to July 1998. Mr. Morse became our Chief Executive Officer and President effective August 1998.

STOCK OPTION PLANS

1996 Stock Option Plan

     Our 1996 Stock Option Plan (the "1996 Plan") was approved by the board of directors in October 1996, subsequently approved by our stockholders and amended in 1997 to increase the share reserve. The 1996 Plan provides for the grant of incentive stock options within the meaning of section 422 of the Internal Revenue Code of 1986, as amended (the "Code") to employees and for grants of nonstatutory stock options to employees, non-employee directors and consultants. A total of 1,850,000 shares of common stock have been reserved for issuance under the 1996 Plan which amount will automatically be increased on the first day of each of our fiscal years on and after January 1, 2000 by a number of shares equal to 4% of the number of shares of our common stock issued and outstanding on the last day of the preceding fiscal year. Because non-employee directors are eligible to receive grants under the 1996 Plan, we have not adopted a separate plan which provides for the formula grant of stock options to non-employee directors.

     The 1996 Plan is administered by the board of directors or a committee thereof. Subject to the provisions of the 1996 Plan, the board or committee has the authority to select the persons to whom options are granted and determine the terms of each option, including:

     - the number of shares of common stock covered by the option;

     - when the option becomes exercisable;

     - the per share option exercise price, which in the case of incentive stock options must be at least equal to the fair market value of a share of common stock on the grant date (or 110% of such fair market value for incentive stock options granted to 10% stockholders) and, in the case of nonstatutory stock options, must be at least 85% of the fair market value of a share of common stock on the grant date; and

     - the duration of the option (which may not exceed ten years, or, with respect to incentive stock options granted to 10% stockholders, five years).

     Generally, options granted under the 1996 Plan are immediately exercisable, subject to our right to repurchase any unvested shares upon the optionee's termination of service. Options granted under the 1996 Plan generally vest over four years, although the board or committee may specify a different vesting schedule for a particular grant. Options granted under the 1996 Plan are nontransferable other than by will or the laws of descent and distribution.

     In the event of our change in control, the acquiring or successor corporation may assume or substitute for the outstanding options granted under the 1996 Plan. The outstanding options will terminate to the extent that such options are neither exercised nor assumed or substituted for by the acquiring or successor corporation.

     As of August 1, 1999, 705,808 shares have been issued upon the exercise of options granted under the 1996 Plan, options to purchase of a total of 585,219 shares at a weighted average exercise price of $2.78 per share were outstanding under the 1996 Plan and, after taking into account 1,979 shares we repurchased, 560,953 shares were available for future grant under the 1996 Plan.

1997 Nonstatutory Stock Option Plan

     Our 1997 Nonstatutory Stock Option Plan (the "1997 Plan") was approved by the board of directors in July 1997, and was subsequently approved by our stockholders and amended to increase the share reserve. The 1997 Plan provides for the grant of nonstatutory stock options to consultants. A total of 625,000 shares of common stock have been reserved for issuance under the 1997 Plan.

     The 1997 Plan is administered by the board of directors or a committee thereof. Subject to the provisions of the 1997 Plan, the board or committee has the authority to select the persons to whom options are granted and determine the terms of each option, including:

     - the number of shares of common stock covered by the option;

     - when the option becomes exercisable;

     - the per share option exercise price, which must be at least equal to 85% of the fair market value of a share of common stock on the grant date; and

     - the duration of the option (which may not exceed ten years).

     Generally, options granted under the 1997 Plan are immediately exercisable, subject to our right to repurchase any unvested shares upon the optionee's termination of service. Options granted under the 1997 Plan generally vest over four years, although the board or committee may specify a different vesting schedule for a particular grant. Options granted under the 1997 Plan are nontransferable other than by will or the laws of descent and distribution.

     In the event of our change in control, the acquiring or successor corporation may assume or substitute for the outstanding options granted under the 1997 Plan. The outstanding options will terminate to the extent that such options are neither exercised nor assumed or substituted for by the acquiring or successor corporation.

     As of August 1, 1999, 70,000 shares have been issued upon the exercise of options granted under the 1997 Plan, options to purchase of a total of 270,667 shares at a weighted average exercise price of $0.32 per share were outstanding under the 1997 Plan and 284,331 shares were available for future grant under the 1997 Plan.

1998 Executive Stock Option Plan

     Our 1998 Executive Stock Option Plan (the "1998 Plan") was approved by the board of directors in June 1998 and was subsequently approved by our stockholders. The 1998 Plan provides for the grant of incentive stock options within the meaning of section 422 of the Code to employees and for grants of nonstatutory stock options to employees, non-employee directors and consultants. A total of 350,000 shares of common stock have been reserved for issuance under the 1998 Plan.

     The 1998 Plan is administered by the board of directors or a committee thereof. Subject to the provisions of the 1998 Plan, the board or committee has the authority to select the persons to whom options are granted and determine the terms of each option, including:

     - the number of shares of common stock covered by the option;

     - when the option becomes exercisable;

     - the per share option exercise price, which in the case of incentive stock options must be at least equal to the fair market value of a share of common stock on the grant date (or 110% of such fair market value for incentive stock options granted to 10% stockholders) and, in the case of nonstatutory stock options, must be at least 85% of the fair market value of a share of common stock on the grant date; and

     - the duration of the option (which may not exceed ten years, or, with respect to incentive stock options granted to 10% stockholders, five years).

     Generally, options granted under the 1998 Plan are immediately exercisable, subject to our right to repurchase any unvested shares upon the optionee's termination of service. Options granted under the 1998 Plan generally vest over four years, although the board or committee may specify a different vesting schedule for a particular grant. Options granted under the 1998 Plan are nontransferable other than by will or the laws of descent and distribution.

     In the event of our change in control, the acquiring or successor corporation may assume or substitute for the outstanding options granted under the 1998 Plan. The outstanding options will terminate to the extent that such options are neither exercised nor assumed or substituted for by the acquiring or successor corporation.

     As of August 1, 1999, 253,500 shares have been issued upon the exercise of options granted under the 1998 Plan, options to purchase of a total of 86,500 shares at a weighted average exercise price of $1.36 per share were outstanding under the 1998 Plan and 10,000 shares were available for future grant under the 1998 Plan although we do not intend to continue to grant options under this plan.

Stock Bonus Plan

     Our Stock Bonus Plan (the "Bonus Plan") was approved by the board of directors in August 1998 and was subsequently approved by our stockholders. A total of 15,000 shares of common stock has been reserved for issuance under our Bonus Plan. The Bonus Plan provides for the grant of stock bonus awards to employees and does not require any monetary payment by an employee who receives an award. Stock bonus awards are generally granted on a quarterly basis to hourly employees at our racing centers and are fully vested at the time of grant.

     As of August 1, 1999, 2,413 shares have been granted pursuant to the Bonus Plan, 1,525 shares have been issued pursuant to the Bonus Plan and 12,763 shares were available for future grant under the Bonus Plan.

1999 Employee Stock Purchase Plan

     A total of 250,000 shares of common stock has been reserved for issuance under our 1999 Employee Stock Purchase Plan (the "Purchase Plan") which amount will automatically be increased on the first day of each of our fiscal years on and after January 1, 2000 by a number of shares equal to the lesser of (i) 50,000 shares or (ii) 2% of the number of shares of our common stock issued and outstanding on the last day of the preceding fiscal year. No shares have been issued under the Purchase Plan as of the effective date of our initial public offering. The Purchase Plan, which is intended to qualify under section 423 of the Code, is administered by the board or by a committee thereof. Our employees (including our officers and employee directors) or employees of any subsidiary designated by our board for participation in the Purchase Plan are eligible to participate in the Purchase Plan if they are customarily employed for more than 20 hours per week and more than five months per year. The Purchase Plan will be implemented by sequential offerings of approximately six months duration, the first of which will commence on the effective date of our initial public offering and will terminate on August 31, 2000. Subsequent offering periods under the Purchase Plan will generally begin on March 1 and September 1 of each year. Shares will be purchased on the last day of each offering period under the Purchase Plan. The board may change the dates or duration of one or more offerings under the Purchase Plan, but no offering may exceed 27 months. The Purchase Plan permits eligible employees to purchase common stock through payroll deductions and the purchase price per share will be equal to 85% of the lower of the fair market value of the common stock on (a) the first day of the offering under the Purchase Plan, or (b) the purchase date. Participants generally may not purchase more than 500 shares on a purchase date or stock having a value (measured at the beginning of the offering under the Purchase
Plan) greater than $25,000 in any calendar year. If we were to experience a change in control, our board could accelerate the purchase date of the then current offering period under the Purchase Plan to a date prior to the change in control unless the acquiring or successor corporation assumed or replaced the purchase rights outstanding under the Purchase Plan.

401(K) PLAN

     We have established a tax-qualified employee savings and retirement plan, or a 401(k) plan, which covers all of our full-time employees who have completed 60 days of service. Under our 401(k) plan, eligible employees may defer up to 20% of their pre-tax earnings, subject to the Internal Revenue Service's annual contribution limit. The 401(k) plan permits additional discretionary matching contributions by us on behalf of all participants in the 401(k) plan in such a percentage amount as may be determined annually by the board of directors. To date, we have made no matching contributions. Our 401(k) plan is intended to qualify under section 401 of the Code so that contributions by employees or by us to the 401(k) plan and income earned on plan contributions are not taxable to employees until withdrawn from the 401(k) plan and so that our contributions, if any, will be deductible by us when made. The trustee under the 401(k) plan, at the direction of each participant, invests the assets of the 401(k) plan in any of a number of investment options.

EMPLOYMENT AGREEMENTS

     We routinely deliver written offer letters containing provisions on salary, bonuses, benefits and stock option grants to prospective employees.

     In addition, we entered into a written employment agreement with Russell Friend, Vice President, Real Estate, in August 1999. The agreement sets forth Mr. Friend's base salary, benefits, bonuses and stock option grant. The agreement provides that if Mr. Friend is terminated without due cause, we will pay Mr. Friend severance pay equal to six months' salary, unless the net fair market value of his vested stock equals or exceeds six months' salary. If the net fair market value of Mr. Friend's vested stock exceeds six months' salary, we have agreed to provide Mr. Friend with sixty days' notice of termination and continue to pay his salary until the termination date.

                       TRANSACTIONS WITH RELATED PARTIES

     Since January 1, 1996, there has not been, nor is there currently, any transaction or series of similar transactions to which we were or are a party in which the amount involved exceeds $60,000 and in which any of our directors, executive officers or holders of more than five percent of our capital stock had or will have a direct or indirect material interest other than (a) agreements which are described where required under the caption "Management" and (b) the transactions described below.

SALES OF STOCK TO DIRECTORS, EXECUTIVE OFFICERS AND 5% STOCKHOLDERS

     The following directors, executive officers, holders of more than 5% of a class of voting securities and members of each such person's immediate families purchased shares of our Series A Preferred Stock, Series B Preferred Stock, or Series C Preferred Stock:


                                                  SERIES A           SERIES B           SERIES C
                  PURCHASER                    PREFERRED STOCK    PREFERRED STOCK    PREFERRED STOCK
                  ---------                    ---------------    ---------------    ---------------
NAMED EXECUTIVE OFFICERS AND DIRECTORS
David S. Morse...............................            --            99,628                 --
Rick L. Moncrief.............................            --            38,802                 --
Christopher S. Besing........................            --             2,500              8,334
Robert H. Manschot...........................            --                --            333,333

5% STOCKHOLDERS
Technology Partners Fund V L.P...............     1,633,334           605,521            293,837


     In February 1996, we sold 1,633,334 shares of our Series A Preferred Stock to Technology Partners Fund V L.P. for $0.60 per share, for an aggregate purchase price of approximately $980,000.

     From May 1996 through May 1997, we sold an aggregate of 2,769,016 shares of our Series B Preferred Stock to various investors for $1.50 per share, for an aggregate purchase price of $4,153,524. Of such $4,153,524 aggregate purchase price, $2,452,037 was applied towards the payment of principal and interest under notes and other indebtedness payable to the investors.

     During the period beginning March 1997 through November 1997, we issued an aggregate of $5,258,000 in convertible subordinated promissory notes to various existing investors, all of which converted into Series C Preferred Stock at or around the first closing of the sale of our Series C Preferred Stock. Concurrent with the issuance of these notes, we also issued warrants to purchase approximately 232,584 shares of our Series C Preferred Stock to such note holders at a price per share equal to the price of the Series C Preferred Stock. All of these warrants are expected to be exercised in connection with the closing of this offering.

     From December 1997 through July 1999, we sold an aggregate of 3,485,449 shares of Series C Preferred Stock at a price of $6.00 per share, for an aggregate purchase price of $20,912,676. Of such $20,912,676 aggregate purchase price, $5,264,000 was applied towards the payment of principal and interest under notes and other indebtedness payable to the investors.

     On February 7, 1996, we entered into a promissory note and warrant agreement with RPM International Investments, GbR, of which Mr. Manschot is the President and Chief Executive Officer, in the amount of $150,000, which gives RPM a warrant to purchase 50,000 shares of our common stock at a price of $1.50 per share. This note accrued interest at the rate of 8% per annum. We paid this promissory note in May 1996.

     On April 12, 1996, we issued a convertible demand note to Technology Partners Fund V L.P., a 5% stockholder, in the amount of $200,000. This note accrued interest at the rate of 8% and was subsequently converted into 136,722 shares of Series B Preferred Stock in May 1996.

     From March 2, 1997 to November 19, 1997, in connection with our Series C Preferred Stock financing, we issued warrants to purchase 108,750 shares of our Series C Preferred Stock to Technology Partners Fund V L.P. at an exercise price of $6.00 per share.

     See the notes to the table of beneficial ownership in "Principal Stockholders" for information relating to the beneficial ownership of such shares.

LOAN TO EXECUTIVE OFFICER

     On April 30, 1999, we loaned $175,000 to David S. Morse, the Chairman of the Board of Directors, Chief Executive Officer and President, secured by a promissory note and pledge agreement, in connection with his exercise of options to purchase 175,000 shares of our common stock at an exercise price of $1.00 per share, a portion of which is subject to a right of repurchase in our favor. This note accrues interest at the rate of 6% per annum and is due on April 1, 2004.

LOAN FROM EXECUTIVE OFFICER

     On November 23, 1998, David S. Morse loaned us $150,000. This note accrued interest at the rate of 8% per annum and was due on demand. We repaid $50,000 of this loan on January 29, 1999 and the remainder on February 8, 1999.

MANAGEMENT SERVICES WITH RELATED PARTY

     We paid fees of $91,000; $125,000; $203,000; $90,000 and $137,000 during fiscal years 1997, 1998, 1999 and the twenty-six week periods ended August 2, 1998 and August 1, 1999, respectively, to a company owned by David S. Morse, our Chairman of the Board of Directors, Chief Executive Officer and President.

INDEMNIFICATION

     We have entered into indemnification agreements with each of our officers and directors containing provisions which may require us, among other things, to indemnify our officers and directors against liabilities that may arise by reasons of their status or service as officers or directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to execute such agreements with our future directors and executive officers. See "Management -- Indemnification" for a more detailed description of our indemnification agreements.

CONFLICT OF INTEREST POLICY

     We believe that all transactions with affiliates described above were made on terms no less favorable to us than could have been obtained from unaffiliated third parties. Our policy is to require that a majority of the independent and disinterested outside directors on our board of directors approve all future transactions between us and our officers, directors, principal stockholders and their affiliates. We intend that these kinds of transactions will continue to be on terms no less favorable to us than we could obtain from unaffiliated third parties.

     For a description of other transactions between our affiliates and us, see "Management -- Compensation Committee Interlocks and Insider Participation."

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information concerning the beneficial ownership of the shares of our common stock as of August 1, 1999 and as adjusted to give effect to the sale of 4,500,000 shares of common stock in this offering, assuming (a) conversion of all of our outstanding shares of convertible preferred stock into common stock and (b) no exercise of the underwriters' over-allotment option, by:

     - each person who is known by us to beneficially own 5% or more of the outstanding shares of our common stock;

     - each executive officer listed in the Summary Compensation Table;

     - each of our directors; and

     - all of our executive officers and directors as a group.

     Percentage of ownership prior to the offering is based on 10,703,355 shares outstanding on August 1, 1999, excluding an aggregate of 822,826 shares subject to outstanding warrants to purchase common stock or convertible preferred stock, 1,105,598 shares subject to outstanding options and shares underlying approximately $5.7 million in outstanding promissory notes. Percentage of ownership after the offering is based on 15,203,355 shares outstanding assuming no exercise of the underwriters' over-allotment option. The number and percentage of shares beneficially owned are determined in accordance with rules and regulations of the Securities and Exchange Commission. All shares of common stock underlying options are immediately exercisable with all unvested shares of common stock being subject to a right of repurchase in our favor which lapses over time in the event of early termination. Shares of common stock underlying options currently exercisable or exercisable within 60 days after August 1, 1999 are deemed outstanding for the purpose of computing the number of shares beneficially owned and the percentage ownership of the person holding these options but are not deemed outstanding for computing the percentage ownership of any other person. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power with respect to all shares of common stock shown as beneficially owned by that stockholder. Unless otherwise indicated, the address of each listed stockholder is c/o Silicon Entertainment, 210 Hacienda Avenue, Campbell, CA 95008.


                                                                        PERCENTAGE OF SHARES
                                                                         BENEFICIALLY OWNED
                                                    NUMBER OF SHARES    --------------------
                 NAME AND ADDRESS                     BENEFICIALLY       BEFORE      AFTER
               OF BENEFICIAL OWNER                       OWNED          OFFERING    OFFERING
               -------------------                  ----------------    --------    --------
NAMED EXECUTIVE OFFICERS AND DIRECTORS
David S. Morse(1).................................        791,145          7.3%        5.2%
Lee E. Knowlton(2)................................         95,000            *           *
Rick L. Moncrief(3)...............................        345,302          3.2         2.3
Christopher O. Morse(4)...........................        145,000          1.4         1.0
Ross C. Mulholland(5).............................         97,500            *           *
Damon Danielson...................................        109,375          1.0           *
William Hart(6)...................................      2,808,942         25.9        18.3
Robert H. Manschot(7).............................        748,289          6.9         4.9
Christopher S. Besing(8)..........................        212,500          2.0         1.4
5% STOCKHOLDERS
Technology Partners Fund V L.P.(9)................      2,808,942         25.9        18.3
  Attn: William Hart
  1550 Tiburon Blvd., Suite A
  Belvedere, CA 94920
ALL EXECUTIVE OFFICERS AND DIRECTORS AS A GROUP (9
  persons)(10)....................................      5,281,178         47.0        33.6


-------------------------
  *  Less than 1%.

 (1) Includes (i) 697,128 shares registered in the name of the Morse Family Trust, of which Mr. Morse is a trustee, of which 127,604 shares are subject to a right of repurchase in our favor which lapses over time, (ii) 75,000 shares subject to a fully-vested option held by Mr. Morse and (iii) 19,017 shares subject to warrants held by Morse & Co., of which Mr. Morse is the owner, exercisable within 60 days of August 1, 1999. The warrants are expected to be exercised upon the closing of this offering.

 (2) Includes (i) 26,729 shares subject to a right of repurchase in our favor which lapses over time and (ii) 22,750 shares subject to immediately exercisable options subject to our right of repurchase.

 (3) Includes (i) 38,021 shares subject to a right of repurchase in our favor which lapses over time, (ii) 26,250 shares subject to immediately exercisable options held by Mr. Moncrief subject to our right of repurchase and (iii) 1,500 shares subject to an immediately exercisable option held by Carrie Moncrief, Mr. Moncrief's wife, subject to our right of repurchase.

 (4) Includes 33,021 shares subject to a right of repurchase in our favor which lapses over time.

 (5) Includes (i) 37,761 shares subject to a right of repurchase in our favor which lapses over time, and (ii) 35,000 shares subject to an immediately exercisable option, of which 24,063 shares are subject to our right of repurchase.

 (6) Includes (i) 108,750 shares subject to warrants registered in the name of Technology Partners Fund V L.P. ("Technology Partners"), of which Mr. Hart is the general and managing partner, exercisable within 60 days at August 1, 1999 and (ii) 5,000 shares subject to a fully vested option held by Technology Partners. Also includes 12,500 shares subject to fully-vested options held by TPW Management V, L.P., the general partner of Technology Partners and a venture capital fund of which Mr. Hart is a general partner. The warrants are expected to be exercised upon the closing of this offering.

 (7) Includes (i) 333,333 shares registered in the name of the Manschot Opportunity Fund ("Manschot Fund"), of which Mr. Manschot is the managing director and (ii) 22,500 shares subject to warrants held by Manschot Fund exercisable within 60 days of August 1, 1999. Also includes (i) 166,373 shares registered in the name of RPM International Investments, GbR, of which Mr. Manschot is the President and Chief Executive Officer and (ii) 60,417 shares subject to warrants held by RPM International GbR exercisable within 60 days of August 1, 1999. Also includes (i) 57,500 shares subject to warrants held by Mr. Manschot exercisable within 60 days of August 1, 1999 and (ii) 7,500 shares subject to a fully-vested option held by Mr. Manschot. The warrants are expected to be exercised upon closing of this offering.

 (8) Includes (i) 166,667 shares registered in the name of Action Performance Companies, of which Mr. Besing is a director and (ii) 25,000 shares subject to warrants held by Action Performance Companies exercisable within 60 days of August 1, 1999. Also includes 10,000 shares subject to a fully-vested option held by Mr. Besing. The warrants are expected to be exercised upon the closing of this offering.

 (9) All shares listed are registered in the name of Technology Partners and include (i) 108,750 shares subject to warrants exercisable within 60 days of August 1, 1999 and (ii) 5,000 shares subject to a fully-vested option. Also includes 12,500 shares subject to fully-vested options held by TPW Management V, L.P., the general partner of Technology Partners. The warrants are expected to be exercised upon the closing of this offering.


(10) Includes (i) 375,199 shares subject to a right of repurchase in our favor which lapses over time, (ii) 293,184 shares subject to warrants exercisable within 60 days of August 1, 1999 and (iii) 233,000 shares subject to options, each of which is exercisable within 60 days of August 1, 1999. The warrants are expected to be exercised upon the closing of this offering.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.001 per share and 500,000 shares of preferred stock, par value $0.001 per share. Each outstanding share of convertible preferred stock will be automatically converted into one share of common stock upon the closing of this offering. Upon the conversion, the convertible preferred stock will be canceled and retired. The following summary of our common stock and preferred stock is not complete and a full understanding requires a review of our certificate of incorporation and bylaws that are included as exhibits to this registration statement of which this prospectus is a part and applicable laws.

COMMON STOCK

     As of August 1, 1999, we had 10,703,355 shares of common stock outstanding, assuming the conversion of all of our preferred stock into common stock. These shares are held by 290 stockholders of record after giving effect to the conversion of our mandatorily redeemable convertible preferred stock into common. Options to purchase an aggregate of 1,105,598 shares of our common stock were also outstanding. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive proportionate dividends, if any, as may be declared by our board of directors out of any available funds. See "Dividend Policy."

     In the event that we liquidate, dissolve or wind up, holders of our common stock and preferred stock are entitled to share ratably on an as-converted basis in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. Our common stock has no preemptive or conversion rights or other subscription rights and also has no applicable redemptive or sinking fund provisions. We have received full payment for all outstanding shares of our common stock and cannot require our stockholders to make further payments on the stock. In addition, the common stock that will be outstanding upon completion of this offering will have the same status.

PREFERRED STOCK

     The board of directors has the authority, without further action by the stockholders, to issue from time to time the preferred stock in one or more series and to fix the number of shares, designations, preferences, powers and relative, participating, optional or other special rights and the qualifications or restrictions thereof. The preferences, powers, rights and restrictions of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and purchase funds and other matters. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock or affect adversely the rights and powers, including voting rights, of the holders of common stock and may have the effect of delaying, deferring or preventing our change in control. See Notes to Consolidated Financial Statements for a description of the currently outstanding preferred stock.

WARRANTS

     As of August 1, 1999, we had issued warrants to purchase a total of 378,017 shares of common stock at exercise prices ranging between $1.50 per share and $6.00 per share, 64,001 shares of Series B Preferred Stock at $1.50 per share and 380,808 shares of Series C Preferred Stock at $6.00 per share, on an as-converted basis. These warrants generally terminate upon the sooner to occur of three to five years after the date the warrants were issued or the completion of our initial public offering. Those warrants that do not terminate upon the completion of the offering terminate ten years after the date those warrants were issued. We expect that all of the warrants that automatically terminate upon the completion of our initial public offering will be exercised prior to the completion of this offering. Some of these warrants have rights to registration, all of which we expect will be waived in connection with this offering. For a description of these registration rights, see
"-- Registration Rights."

     In connection with a subordinated convertible note purchase agreement we entered into on September 9, 1999, we issued warrants to purchase an aggregate of 68,750 shares of common stock at an exercise price of $10.80 per share. The warrants terminate five years after the date they were issued.

CONVERTIBLE PROMISSORY NOTES

     On June 30, 1999, we entered into a secured subordinated convertible note purchase agreement, issuing three convertible subordinated notes in the amounts of $2.3 million, $2.3 million and $1.1 million. The notes accrue interest at 8.5%, payable semiannually beginning 12 months after the date we issued the notes. The notes are due on June 30, 2002. At the option of the holders, the notes convert into shares of our common stock at a conversion price of $15.00 per share. The notes convert automatically if either the price per share in this offering is greater than $15.00 per share or if the price of our common stock exceeds $20.00 per share for any four week period following this offering. If we are involved in an acquisition transaction resulting in all of our stockholders before the transaction owning less than 50% of the voting securities of the surviving entity after the transaction, the holders of these notes may request that we repurchase their notes for 101% of the face amount of the note, plus any unpaid interest accrued on the notes to the date of repurchase.

     On September 9, 1999, we entered into a second subordinated convertible note purchase agreement, issuing convertible subordinated notes in the amounts of $2.0 million, $500,000, $500,000, $1.0 million and $1.5 million. We paid each holder a placement fee of one percent of the face value of their note. The notes accrue interest at 12.0% per annum, payable on maturity. The notes are due on March 9, 2001. At the option of the note holders, the notes convert into shares of our common stock at a conversion price of $10.00 per share. If we are involved in an acquisition transaction resulting in all of our stockholders before the transaction owning less than 50% of the voting securities of the surviving entity after the transaction, the holders of these notes may request that we repurchase their notes for 101% of the face amount of the note, plus any unpaid interest accrued on the notes to the date of repurchase. Concurrent with the issuance of these notes, we issued warrants to the holders to purchase an aggregate of 68,750 shares of common stock at an exercise price of $10.80 per share. The warrants terminate five years after the date we issued the notes.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF THE CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE LAW

Certificate of Incorporation and Bylaws

     Effective upon the closing of this offering, our certificate of incorporation will provide that any action permitted to be taken by our stockholders must be effected at a duly-called annual or special meeting of stockholders and will not be able to be effected by a consent in writing. Our certificate of incorporation will also require the approval of a majority of the total number of authorized directors in order to adopt, amend or repeal our bylaws. In addition, our certificate of incorporation will similarly permit the stockholders to adopt, amend or repeal our bylaws only upon the affirmative vote of the holders of at least two-thirds of the voting power of all then outstanding shares of stock entitled to vote. Also, a director will be removable by stockholders only for cause. Vacancies on the board of directors resulting from death, resignation, removal or other reason may be filled by a majority of the directors or a majority of the shares entitled to vote. In general, other vacancies are to be filled by a majority of the directors. Lastly, the provisions in our certificate of incorporation described above and other provisions pertaining to the limitation of liability and indemnification of directors will be able to be amended or repealed only with the affirmative vote of the holders of at least two-thirds of the voting power of all then outstanding shares of stock entitled to vote. These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management, which could have an adverse effect on the market price of our common stock.

     Upon the closing of this offering, our bylaws will also contain many of the above provisions found in our certificate of incorporation. Our bylaws will not permit stockholders to call a special meeting. In addition, our bylaws will establish an advance notice procedure with regard to matters to be brought before an annual or special meeting of our stockholders, including the election of directors. Business permitted to be conducted in any annual meeting or special meeting of stockholders will be limited to business properly brought before the meeting.

DELAWARE TAKEOVER STATUTE

     We are subject to section 203 of the Delaware Law, which, subject to limited exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless:

     - prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

     - upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (1) by persons who are directors and also officers and (2) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

     - on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

     Section 203 of the Delaware Law defines business combination to include:

     - any merger or consolidation involving the corporation and the interested stockholder;

     - any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

     - subject to specified exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

     - any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

     - the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

     In general, section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

REGISTRATION RIGHTS

     After this offering and under a Third Amended and Restated Rights Agreement, as amended on June 30, 1999, the holders of approximately 9,091,601 shares of common stock will have registration rights with respect to their shares. Of these shares, 763,134 are held by certain holders of our common stock, 7,887,799 shares are issuable upon conversion of our convertible preferred stock, 64,001 shares are issuable upon exercise and conversion of warrants to purchase convertible preferred stock, and 376,667 shares are issuable upon conversion of outstanding subordinated convertible promissory notes, or persons to whom some of these holders transferred the common stock. If we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, holders of shares entitled to registration rights are entitled to notice of and are entitled to include their shares in this registration, at our expense. However, the underwriters of any such offering have the right to limit the number of shares included in such registration. In addition, beginning 180 days after the effective date of this offering, holders of at least 40% of the shares entitled to registration rights outstanding may require us to prepare and file a registration statement under the Securities Act, at our expense, covering their shares and we are generally required to use our best efforts to effect such registration. We are not obligated to effect more than two of these stockholder-initiated registrations. Further, holders of shares entitled to registration rights generally may require us to file additional registration statements on Form S-3.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is Boston Equiserve, which can be reached at (201) 222-4099.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Before this offering there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale immediately after this offering due to contractual and legal restrictions on resale described below. Nevertheless, sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

     - Upon the closing of this offering, we will have outstanding an aggregate of approximately 15,203,355 shares of common stock based on the number of shares of convertible preferred stock and common stock outstanding as of August 1, 1999 and assuming no exercise of the underwriters' over-allotment option.

     - Of these shares, the 4,500,000 shares of common stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless these shares are purchased by our "affiliates" as that term is defined in Rule 144 of the Securities Act.

     - All remaining shares held by our existing stockholders were issued and sold by us in private transactions and are eligible for public sale if registered under the Securities Act or sold in accordance with Rule 144 or Rule 701, which are summarized below.


     Our directors, executive officers and 5% stockholders will collectively hold an aggregate of approximately 4,421,954 shares of common stock after the offering and after giving effect to conversion of the convertible preferred stock. These stockholders have signed lock-up agreements which prevent them from selling any common stock owned by them for a period of 180 days from the date of this prospectus without the prior written consent of SG Cowen Securities Corporation. When determining whether or not to release shares from the lock-up agreements, SG Cowen Securities Corporation will consider, among other factors, the stockholder's reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time. As a result of lock-up agreements with SG Cowen Securities Corporation and the provisions of Rule 144 and 701, a total of approximately 9,322,891 outstanding shares of common stock will be eligible for sale in the public market upon expiration of the lock-up period. Resales of approximately 5,735,042 of these shares, including the 4,421,954 held by our directors, executive officers and 5% stockholders, will continue to be subject to the volume and other restrictions of Rule 144 described below, while the remainder will be eligible for resale under Rule 144(k) or Rule 701. In addition, a total of approximately 378,630 shares of common stock not subject to lock-up agreements or other restrictions will be eligible for sale in the public market immediately following completion of this offering.


     In general, under Rule 144 as currently in effect, a person or persons whose shares are aggregated, including an "affiliate", who has beneficially owned shares for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of either 1% of the then outstanding shares of common stock or the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale. One percent of the outstanding shares of common stock would be 152,033 shares immediately after the offering. Sales under Rule 144 are also subject to prescribed requirements regarding the manner of sale, notice and availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been one of our "affiliates" at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice requirements described above. Therefore, unless restricted through lock-up agreements or other restrictions, "144(k) shares" may be sold immediately following completion of this offering without limitations as to volume.

     In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or written employment agreement is eligible to resell such shares 90 days after the effective date of the offering in reliance on Rule 144, by complying with the applicable requirements of Rule 144 other than the holding period conditions. On the date 90 days after the effective date of this offering, options to purchase approximately 26,718 shares of common stock not subject to lock-up agreements with SG Cowen Securities Corporation will be vested and may be sold pursuant to Rule 701.

     We intend to file one or more registration statements on Form S-8 under the Securities Act to register all of our shares of common stock issued or reserved for future issuance under our stock option and employee stock purchase plans. Based upon the number of shares subject to outstanding options as of August 1, 1999 and currently reserved for issuance under our stock option plans, these registration statements would cover approximately 3,050,000 shares. These registration statements are expected to be filed soon after the date of this prospectus and will automatically become effective upon filing. Accordingly, shares registered under these registration statements will be available for sale in the open market, unless those shares are subject to vesting restrictions imposed by us or the lock-up restrictions described above.

     Beginning 180 days after this offering, the holders of approximately 9,091,601 shares of common stock will be entitled to certain rights to cause us to register the sale of such shares under the Securities Act. Registration of such shares under the Securities Act would generally result in such shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration. However, shares purchased by our affiliates would not be freely tradable. For a more detailed discussion, see "Management -- Stock Option Plans," "Management -- Stock Option Plans -- 1999 Employee Stock Purchase Plan," and "Description of Capital
Stock -- Registration Rights."

                                  UNDERWRITING

     Silicon Entertainment and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. SG Cowen Securities Corporation, CIBC World Markets Corp., J.C. Bradford & Co. and E*OFFERING Corp. are the representatives of the underwriters.

                                                                NUMBER
                            NAME                              OF SHARES
                            ----                              ----------
SG Cowen Securities Corporation.............................
CIBC World Markets Corp.....................................
J.C. Bradford & Co..........................................
E*OFFERING Corp.............................................
                                                              ----------
          Total.............................................   4,500,000
                                                              ==========

     The underwriting agreement provides that the obligations of the underwriters are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of the other events specified in the underwriting agreement. The underwriters are severally committed to purchase all of the common stock being offered by us if any shares are purchased, other than those covered by the over-allotment option described below.

     The underwriters, at our request, have reserved for sale to our employees, friends and family members of employees and to certain other persons, at the initial public offering price, up to five percent of the shares of common stock to be sold in this offering. At our request, the underwriters have reserved up to 100,000 of these shares for sale to over 6,000 U.S. residents who are members of our drivers club. To purchase shares, these persons will have to meet various eligibility requirements, including requirements imposed by the rules of the National Association of Securities Dealers. The number of shares available for sale to the general public will be reduced to the extent that any reserved shares are purchased. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby.

     A copy of the prospectus in electronic format will be made available on the Internet Web sites hosted by E*OFFERING Corp. and E*TRADE Securities, Inc. E*TRADE Securities, Inc. will accept conditional offers to purchase shares from all of its customers that pass and complete an online eligibility profile. In the event that the demand for shares from the customers of E*TRADE Securities, Inc. exceeds the amount of shares allocated to it, E*TRADE Securities, Inc. will use a random allocation methodology to distribute shares in the even lots of 100 shares per customer.

     The underwriters propose to offer the common stock directly to the public at the public offering price set forth on the cover page of this prospectus. The underwriters may offer the common stock to securities dealers at that price less
a concession not in excess of $     per share. Securities dealers may reallow a
concession not in excess of $     per share to other dealers. After the shares
of the common stock are released for sale to the public, the underwriters may vary the offering price and other selling terms from time to time.

     We have granted to the underwriters an option to purchase up to 675,000 additional shares of common stock at the public offering price set forth on the cover of this prospectus to cover over-allotments, if any. The option is exercisable for a period of 30 days. If the underwriters exercise their over-allotment option, the underwriters have severally agreed to purchase shares in approximately the same proportion as shown in the table above.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and to contribute to payments that the underwriters may be required to make in respect of those liabilities.


     Silicon Entertainment, our directors and executive officers, all principal stockholders and other existing stockholders who hold an aggregate of 10,156,377 shares, together with the holders of options to purchase 991,698 shares of common stock, holders of warrants to purchase 874,658 shares of common stock and holders of 919,444 shares of common stock assuming conversion of subordinated convertible promissory notes, have agreed with the underwriters that for a period of 180 days following the date of this prospectus, without the prior written consent of SG Cowen Securities Corporation, they will not dispose of or hedge any shares of common stock or any securities convertible into or exchangeable for common stock.


     Certain employees of SG Cowen Securities Corporation own 8,000 shares of our common stock and 37,432 shares of our preferred stock and warrants to purchase up to 17,917 shares of our preferred stock. Also, certain employees of CIBC World Markets Corp. and its affiliates own an aggregate of 23,168 shares of our preferred stock. In addition, J.C. Bradford Venture Fund IV, an affiliate of J.C. Bradford & Co., owns 16,667 shares of our common stock. All of these shares were acquired from us on the same terms as other purchases of our capital stock during the periods in which these shares were acquired.

     The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by such syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions. In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchases of the common stock until the time, if any, at which a stabilizing bid is made. These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     The underwriters have advised us that they do not intend to confirm sales in excess of 5% of the common stock offered hereby to any account over which they exercise discretionary authority.

     Prior to this offering, there has been no public market for the common stock. Consequently, the initial public offering price was determined by negotiations between us and the underwriters. Among the factors considered in these negotiations were prevailing market conditions, the market capitalizations and the stages of development of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, our results of operation in recent periods, the present state of our development and other factors deemed relevant.

     SG Cowen Securities Corporation acted as the placement agent of a private placement of our Series C Preferred Stock and, in connection with that placement, received a customary fee for its services.

     We estimate that our out of pocket expenses for this offering will be approximately $1,000,000.

                                 LEGAL MATTERS

     The validity of the common stock offered by this prospectus will be passed upon for Silicon Entertainment by Gray Cary Ware & Freidenrich LLP, Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Brobeck, Phleger & Harrison LLP, San Francisco, California.

                                    EXPERTS

     The financial statements as of February 1, 1998 and January 31, 1999 and for each of the three years in the period ended January 31, 1999 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers L.L.P., independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE TO FIND ADDITIONAL INFORMATION

     We have filed with the Securities and Exchange Commission (SEC) a registration statement on Form S-1 under the Securities Act with respect to the common stock offered in this prospectus. When used in this prospectus, the term "registration statement" includes amendments to the registration statement. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement. The term "registration statement" means the initial registration statement, including the exhibits, schedules, financial statements and notes filed as part of the registration statement, including any and all amendments. This prospectus omits certain information contained in the registration statement as permitted by the rules and regulations of the SEC. Investors should read the registration statement for further information about us and the common stock we are offering in this prospectus. Statements herein concerning the contents of any contract or other document are not necessarily complete and in each instance, reference is made to the copy of such contract or other document filed with the SEC as an exhibit to the registration statement, each such statement being qualified by and subject to such reference in all respects. With respect to each such document filed with the SEC as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matter involved.

     As a result of this offering, we will become subject to the informational requirements of the Securities Exchange Act of 1934, as amended and in accordance therewith, will file reports and other information with the SEC. Reports, registration statements, proxy statements and other information filed by us with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the SEC's Regional Offices: 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. The SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

     We intend to furnish holders of our common stock with annual reports containing, among other information, audited financial statements certified by an independent public accounting firm and quarterly reports containing unaudited condensed financial information for the first three quarters of each fiscal year. We intend to furnish such other reports as it may determine or as may be required by law.

                          SILICON ENTERTAINMENT, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Accountants...........................  F-2
Balance Sheets..............................................  F-3
Statements of Operations....................................  F-4
Statements of Stockholders' Deficit.........................  F-5
Statements of Cash Flows....................................  F-6
Notes to Financial Statements...............................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Silicon Entertainment, Inc.

     In our opinion, the accompanying balance sheets, and the related statements of operations, of stockholders' deficit and of cash flows present fairly, in all material respects, the financial position of Silicon Entertainment, Inc. at February 1, 1998 and January 31, 1999 and the results of its operations and its cash flows for each of the three years in the period ended January 31, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/  PricewaterhouseCoopers LLP
San Jose, California
June 7, 1999 (except for Note 11, as to which date is September 9, 1999)

--------------------------------------------------------------------------------

To the Board of Directors and Stockholders of Silicon Entertainment, Inc.

     The financial statements and notes thereto included herein have been adjusted to give effect to the reincorporation of the Company in the state of Delaware and the recapitalization as described more fully in Note 11 to the financial statements. The above report is in the form that will be signed by PricewaterhouseCoopers LLP upon the effectiveness of such reincorporation and recapitalization assuming that, from June 7, 1999 to the effective date of such reincorporation and recapitalization, no other events shall have occurred that would affect the accompanying financial statements or notes thereto.

/s/  PricewaterhouseCoopers LLP
San Jose, California
June 7, 1999 (except for Note 11, as to which date is September 9, 1999)

                          SILICON ENTERTAINMENT, INC.

                                 BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                   PRO FORMA
                                                                                                 STOCKHOLDERS'
                                                                                                   EQUITY AT
                                                         FEBRUARY 1,   JANUARY 31,   AUGUST 1,     AUGUST 1,
                                                            1998          1999         1999          1999
                                                         -----------   -----------   ---------   -------------
                                                                                            (UNAUDITED)
ASSETS
Currents assets:
  Cash and cash equivalents............................    $   129      $    606     $  2,778
  Inventory............................................         54           188          295
  Prepaid expenses and other...........................        224         1,611        1,310
                                                           -------      --------     --------
          Total current assets.........................        407         2,405        4,383
Property and equipment, net............................      2,287        10,322       10,888
Other assets...........................................         71           360          939
                                                           -------      --------     --------
          Total assets.................................    $ 2,765      $ 13,087     $ 16,210
                                                           =======      ========     ========
LIABILITIES, MANDATORILY REDEEMABLE CONVERTIBLE
  PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)
  Current liabilities:
     Notes payable to related parties..................    $    --      $  1,111     $  3,832
     Accounts payable..................................        604         3,962          684
     Accrued expenses..................................        349         1,740        1,723
     Current portion of capital leases.................        304           992        1,101
                                                           -------      --------     --------
          Total current liabilities....................      1,257         7,805        7,340
Long-term portion of capital leases....................        434         2,088        1,969
Long-term debt.........................................         --            --        5,054
                                                           -------      --------     --------
          Total liabilities............................      1,691         9,893       14,363
                                                           -------      --------     --------
Commitments (Notes 4 and 5)
Mandatorily redeemable convertible preferred stock,
  $0.001 par value:
  Authorized: 20,000, 20,000 and 20,000 shares at
     February 1, 1998, January 31, 1999 and August 1,
     1999 and 500 shares pro-forma; Issued and
     outstanding: 5,279, 7,481, 7,888 shares at
     February 1, 1998, January 31, 1999 and August 1,
     1999 and no pro-forma shares (Liquidation value:
     $10,393, $23,602 and $26,047 at February 1, 1998,
     January 31, 1999 and August 1, 1999)..............      9,200        21,952       24,370       $    --
                                                           -------      --------     --------       -------
Stockholders' equity (deficit):
  Common stock, $.001 par value:
     Authorized: 40,000, 40,000 and 40,000 shares at
       February 1, 1998, January 31, 1999 and August 1,
       1999 and 100,000 shares pro-forma
     Issued and outstanding: 1,798, 2,301 and 2,815
       shares at February 1, 1998, January 31, 1999 and
       August 1, 1999 and 10,703 shares pro-forma......          2             2            3            11
  Additional paid-in capital...........................        158         1,733        3,698        28,060
  Notes receivable from stockholders...................         --            --         (247)         (247)
  Warrants.............................................      1,139         1,379        2,493         2,493
  Deferred stock compensation..........................        (76)       (1,035)      (1,121)       (1,121)
  Accumulated deficit..................................     (9,349)      (20,837)     (27,349)      (27,349)
                                                           -------      --------     --------       -------
          Total stockholders' equity (deficit).........     (8,126)      (18,758)     (22,523)        1,847
                                                           -------      --------     --------       -------
          Total liabilities, mandatorily redeemable
            convertible preferred stock and
            stockholders' equity (deficit).............    $ 2,765      $ 13,087     $ 16,210
                                                           =======      ========     ========

The accompanying notes are an integral part of these financial statements.

                          SILICON ENTERTAINMENT, INC.

                            STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                       TWENTY-SIX WEEKS
                                                      YEAR ENDED                            ENDED
                                       -----------------------------------------    ----------------------
                                       FEBRUARY 2,    FEBRUARY 1,    JANUARY 31,    AUGUST 2,    AUGUST 1,
                                          1997           1998           1999          1998         1999
                                       -----------    -----------    -----------    ---------    ---------
                                                                                         (UNAUDITED)
REVENUES
Simulator races......................    $    47        $   892       $  4,357       $ 1,218      $ 3,532
  Merchandise........................         --            104            620           148          462
  Other..............................         --             56            405           175          175
                                         -------        -------       --------       -------      -------
       Total revenues................         47          1,052          5,382         1,541        4,169
OPERATING EXPENSES
  Cost of revenue....................         --            359          1,907           496        1,599
  Direct expense.....................         --            264          1,875           478        1,580
  Marketing and licensing............         --            484            999           456          827
  Research and development...........      1,142          1,767          3,043         1,726          703
  General and administration.........      1,476          2,322          5,770         2,478        2,811
  Depreciation and amortization......         46            232            957           215          850
  Pre-opening expense................         --            571          1,571           915           66
  Stock-based compensation expense...         --             22            589           124        1,073
                                         -------        -------       --------       -------      -------
       Total operating expenses......      2,664          6,021         16,711         6,888        9,509
                                         -------        -------       --------       -------      -------
Operating loss.......................     (2,617)        (4,969)       (11,329)       (5,347)      (5,340)
Interest expense.....................         25            223            159            23        1,172
                                         -------        -------       --------       -------      -------
     Net loss........................     (2,642)        (5,192)       (11,488)       (5,370)      (6,512)
Accretion of mandatorily redeemable
  convertible preferred stock........         --             (8)           (55)          (21)         (41)
                                         -------        -------       --------       -------      -------
       Net loss attributable to
          common stockholders........    $(2,642)       $(5,200)      $(11,543)      $(5,391)     $(6,553)
                                         =======        =======       ========       =======      =======
Basic and diluted net loss per share
  attributable to common
  stockholders.......................    $ (1.65)       $ (3.67)      $  (5.85)      $ (2.95)     $ (2.63)
                                         =======        =======       ========       =======      =======
Shares used in computing basic and
  diluted net loss per share
  attributable to common
  stockholders.......................      1,605          1,417          1,973         1,830        2,489
                                         =======        =======       ========       =======      =======
Pro forma basic and diluted net loss
  per share attributable to common
  stockholders (unaudited)...........                                 $  (1.36)                   $ (0.65)
                                                                      ========                    =======
Shares used in computing pro forma
  basic and diluted net loss per
  share attributable to common
  stockholders (unaudited)...........                                    8,459                     10,071
                                                                      ========                    =======

The accompanying notes are an integral part of these financial statements.

                          SILICON ENTERTAINMENT, INC.

                      STATEMENTS OF STOCKHOLDERS' DEFICIT
                                 (IN THOUSANDS)

                                                                 NOTE
                               COMMON STOCK     ADDITIONAL    RECEIVABLE                                                TOTAL
                              ---------------    PAID-IN         FROM                    UNEARNED     ACCUMULATED   STOCKHOLDERS'
                              SHARES   AMOUNT    CAPITAL     STOCKHOLDERS   WARRANTS   COMPENSATION     DEFICIT        DEFICIT
                              ------   ------   ----------   ------------   --------   ------------   -----------   -------------
Balances, February 5,
  1996......................  1,605    $   2      $    1        $  --        $   --      $    --       $ (1,515)      $ (1,512)
Net loss....................     --       --          --           --            --           --         (2,642)        (2,642)
                              -----    ------     ------        -----        ------      -------       --------       --------
Balances, February 2,
  1997......................  1,605        2           1           --            --           --         (4,157)        (4,154)
Accretion of mandatorily
  redeemable preferred
  stock.....................     --       --          (8)          --            --           --             --             (8)
Issuance of common stock for
  cash......................      5       --           1           --            --           --             --              1
Buyback of common stock from
  founder pursuant to
  termination in March
  1997......................   (252)      --          --           --            --           --             --             --
Issuance of common stock for
  note receivable...........    325       --          49           --            --           --             --             49
Issuance of common stock
  pursuant to exercise of
  stock options.............    115       --          17           --            --           --             --             17
Deferred compensation
  related to grants of stock
  options...................     --       --          98           --            --          (98)            --             --
Amortization of deferred
  stock compensation........     --       --          --           --            --           22             --             22
Issuance of warrants........     --       --          --           --         1,139           --             --          1,139
Net loss....................     --       --          --           --            --           --         (5,192)        (5,192)
                              -----    ------     ------        -----        ------      -------       --------       --------
Balances, February 1,
  1998......................  1,798        2         158           --         1,139          (76)        (9,349)        (8,126)
Accretion of mandatorily
  redeemable preferred
  stock.....................     --       --         (55)          --            --           --             --            (55)
Issuance of common stock for
  cash......................     39       --          19           --            --           --             --             19
Issuance of common stock
  pursuant to exercise of
  stock options.............    466       --          63           --            --           --             --             63
Buyback of common stock
  pursuant to termination...     (2)      --          --           --            --           --             --             --
Deferred compensation
  related to grants of stock
  options...................     --       --       1,548           --            --       (1,548)            --             --
Amortization of deferred
  stock compensation........     --       --          --           --            --          589             --            589
Issuance of warrants........     --       --          --           --           240           --             --            240
Net loss....................     --       --          --           --            --           --        (11,488)       (11,488)
                              -----    ------     ------        -----        ------      -------       --------       --------
Balances, January 31,
  1999......................  2,301        2       1,733           --         1,379       (1,035)       (20,837)       (18,758)
Unaudited:
Accretion of mandatorily
  redeemable preferred
  stock.....................     --       --         (41)          --            --           --             --            (41)
Issuance of common stock
  pursuant to exercise of
  stock options.............    496        1         312         (247)           --           --             --             66
Issuance of stock under
  Stock Bonus Plan..........      1       --          --           --            --           --             --             --
Issuance of stock for
  services..................     17       --          11           --            --           --             --             11
Deferred compensation
  related to grants of stock
  options...................     --       --       1,683           --            --       (1,159)            --            524
Amortization of deferred
  stock compensation........     --       --          --           --            --        1,073             --          1,073
Issuance of warrants........     --       --          --           --         1,114           --             --          1,114
Net loss....................     --       --          --           --            --           --         (6,512)        (6,512)
                              -----    ------     ------        -----        ------      -------       --------       --------
Balances, August 1, 1999
  (unaudited)...............  2,815    $   3      $3,698        $(247)       $2,493      $(1,121)      $(27,349)      $(22,523)
                              =====    ======     ======        =====        ======      =======       ========       ========

The accompanying notes are an integral part of these financial statements.

                          SILICON ENTERTAINMENT, INC.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                                  TWENTY-SIX WEEKS
                                                                                                       ENDED
                                                                                               ----------------------
                                                  FEBRUARY 2,    FEBRUARY 1,    JANUARY 31,    AUGUST 2,    AUGUST 1,
                                                     1997           1998           1999          1998         1999
                                                  -----------    -----------    -----------    ---------    ---------
                                                                                                    (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss........................................    $(2,642)       $(5,192)      $(11,488)      $(5,370)     $(6,512)
  Adjustments to reconcile net loss to net cash
    used in operating activities:
    Depreciation and amortization...............         46            232            957           215          850
    Deferred compensation charge................         --             22            589           124        1,267
    Amortization of warrants....................         --             --             --            --          818
    Changes in assets and liabilities:
      Prepaid expenses and other assets.........        (29)          (195)        (1,387)         (189)         301
      Inventories...............................         --            (54)          (134)          (48)        (107)
      Accounts payable..........................         88            481          3,358           550       (3,278)
      Accrued expenses..........................          8            415          1,402           283          103
                                                    -------        -------       --------       -------      -------
         Net cash used in operating
           activities...........................     (2,529)        (4,291)        (6,703)       (4,435)      (6,558)
                                                    -------        -------       --------       -------      -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of fixed assets......................       (340)        (2,159)        (8,992)       (3,385)      (1,411)
  Sale of fixed assets..........................        309            621          2,832            --          483
  Increase in other assets......................        (31)           (30)          (274)         (926)         (27)
                                                    -------        -------       --------       -------      -------
         Net cash used in investing
           activities...........................        (62)        (1,568)        (6,434)       (4,311)        (955)
                                                    -------        -------       --------       -------      -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of notes payable.......      1,720          5,115          1,150           400        9,890
  Repayment of notes payable obligation.........        (14)            --            (50)         (400)      (2,229)
  Repayment of capital lease obligations........        (13)          (179)          (490)         (146)        (493)
  Proceeds from issuance of mandatorily
    redeemable convertible preferred stock, net
    of cancellations............................      1,642            107         12,922        10,828        2,440
  Proceeds from issuance of common stock........         --             66             82            27           77
                                                    -------        -------       --------       -------      -------
         Net cash provided by financing
           activities...........................      3,335          5,109         13,614        10,709        9,685
                                                    -------        -------       --------       -------      -------
Net increase (decrease) in cash and cash
  equivalents...................................        744           (750)           477         1,963        2,172
Cash and cash equivalents, beginning of
  period........................................        135            879            129           129          606
                                                    -------        -------       --------       -------      -------
Cash and cash equivalents, end of period........    $   879        $   129       $    606       $ 2,092      $ 2,778
                                                    =======        =======       ========       =======      =======
SUPPLEMENTAL SCHEDULE OF NONCASH FINANCING
  ACTIVITIES:
  Fixed assets acquired under sales/leaseback
    arrangements................................    $   309        $   621       $  2,832       $    --      $   483
                                                    =======        =======       ========       =======      =======
  Conversion of notes payable to Series A
    Preferred Stock.............................    $   980        $    --       $     --       $    --      $    --
                                                    =======        =======       ========       =======      =======
  Conversion of notes payable and interest
    thereon to Series B preferred stock.........    $ 2,344        $    --       $     --       $    --      $    --
                                                    =======        =======       ========       =======      =======
  Conversion of notes payable and interest
    thereon to Series C Preferred Stock.........    $    --        $ 5,258       $     --       $    --      $     6
                                                    =======        =======       ========       =======      =======
  Valuation of warrants issued..................    $    --        $ 1,139       $    225       $   225      $    69
                                                    =======        =======       ========       =======      =======
  Accretion of Series C Preferred Stock.........    $    --        $    --       $     55       $    21      $    41
                                                    =======        =======       ========       =======      =======
  Cash paid for interest:.......................    $     2        $    43       $    173       $    33      $    --
                                                    =======        =======       ========       =======      =======

The accompanying notes are an integral part of these financial statements.

                          SILICON ENTERTAINMENT, INC.

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1 -- NATURE OF BUSINESS:

     Silicon Entertainment, Inc. (the "Company"), a California corporation, was incorporated in November 1994. The Company owns and operates NASCAR Silicon Motor Speedway racing centers, that provide a racing experience that simulates the motions, sights and sounds of an actual NASCAR race.

     The Company's fiscal year is a 52/53 week year that ends on the Sunday closest to February 1. Fiscal year references relate to the year that encompasses the majority of months within the twelve month period. Consequently, the Company's fiscal 1996, 1997 and 1998 years encompass the years ended February 2, 1997, February 1, 1998 and January 31, 1999, respectively.

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES:

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

UNAUDITED INTERIM FINANCIAL STATEMENTS

     The accompanying balance sheet as of August 1, 1999 and the statements of operations and cash flows for the twenty-six week period ended August 2, 1998 and August 1, 1999 and the statement of stockholders' deficit for the twenty-six week period ended August 1, 1999 are unaudited. In the opinion of management, the unaudited financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial position, results of operations, and cash flows for the interim periods. The results of operations for the twenty-six week period ended August 1, 1999 are not necessarily indicative of operating results to be expected for the full fiscal year.

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents.

CERTAIN RISKS AND CONCENTRATIONS

     The Company's services are concentrated in the retail entertainment industry which is highly competitive and rapidly changing. The Company opened its first racing center in August 1997 and has a limited operating history. The Company expects to incur significant losses from operations and its future profitability remains uncertain. The Company also relies on a single product and the demand for the Company's racing centers is uncertain. The Company's success also depends in large part upon the success in identifying sites for its racing centers. Additional financing is required to accomplish the opening of new racing centers and management is in the process of investigating alternative methods of financing.

     The Company licenses technology that is incorporated into its products from certain third parties. Any significant interruption in the supply or support of any licensed software could adversely affect the Company's sales, unless and until the Company can replace the functionality provided by this licensed software. Because the Company's race car simulators incorporate software developed and maintained by third parties, the Company depends on such third parties to deliver and support reliable products, enhance their current products, develop new products on a timely and cost-effective basis and respond to emerging industry standards and other technological changes. The failure of these third parties to meet these criteria could adversely impact the Company's business.

                          SILICON ENTERTAINMENT, INC.

     The Company licenses certain trademarks and endorsements as part of its strategy. These trademarks and endorsements authorize the Company to incorporate their images and designs into the Company's retail racing centers. Certain agreements contain provisions that allow the licensor to terminate the agreement upon the occurrence of certain events. The Company's business would be materially and adversely affected if the Company's rights under the licensing agreements were diminished or lost.

     Cash and cash equivalents are invested in deposits with one major bank in the United States. Deposits in this bank may exceed the amount of insurance provided on such deposits. The Company has not experienced any losses on its deposits of cash and cash equivalents.

REVENUES AND OPERATING EXPENSES

     Revenues are generated primarily from the sale of tickets for the Company's race car simulators. The Company also sells racing-related merchandise at its racing centers. Other revenue historically has consisted of group sales, such as parties and corporate events, and accounts for the balance of total revenues.

     Revenues from the sale of tickets for the Company's race car simulators and group sales are recognized when the customer completes a race. Revenues from the sale of merchandise are recognized at the point of sale.

     Cost of revenue includes the cost of merchandise sold and direct racing center labor and benefits.

     Direct expense includes all other expenses incurred directly by a racing center, such as supplies, racing center marketing, maintenance and repair and occupancy. Racing center marketing expense includes the costs of implementing programs such as local media advertising and printing expense.

     Marketing and licensing expense reflects corporate marketing expenses and corporate licensing costs. Corporate marketing expenses include the cost of developing programs that build the Company's brand as well as customer acquisition and retention programs.

     Pre-opening expense includes the start-up expenses and other expenses typically incurred during the two-month period prior to the opening of one of the Company's racing centers. Pre-opening expenses include compensation, training, recruiting, relocation, travel, occupancy, supplies and marketing.

INVENTORY

     Inventory, which consists of racing-related merchandise, is stated at the lower of cost (computed using the average cost method which approximates the first-in, first-out method) or market. Provision, when necessary, has been made to reduce excess or obsolete inventory to its net realizable value.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     Carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, accounts payable and other accrued liabilities approximate fair value due to their short maturities. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of the notes payable approximates fair value.

                          SILICON ENTERTAINMENT, INC.

DEPRECIATION AND AMORTIZATION

     Property and equipment are stated at cost less accumulated depreciation and leasehold amortization. Depreciation and leasehold amortization are calculated using the straight-line method over the estimated useful lives of the assets, as follows:

Computer and other equipment................................        3 years
Simulation equipment........................................        7 years
Software....................................................   3 to 5 years
Furniture and fixtures......................................        5 years
Leasehold improvement.......................................  Life of lease

LONG LIVED ASSETS

     The Company evaluates the recoverability of its long lived assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long Lived Assets and for Long Lived Assets to be Disposed of." SFAS No. 121 requires recognition of impairment of long lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets.

INCOME TAXES

     Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

STOCK-BASED COMPENSATION

     The Company uses the intrinsic value method of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" in accounting for its employee stock options and presents disclosure of pro forma information required under SFAS 123, "Accounting for Stock Based Compensation."

RESEARCH AND DEVELOPMENT COSTS

     Costs incurred in the research and development of new software products are expensed as incurred, including minimum payments made and due to third parties for technology incorporated into the Company's product, until technological feasibility is established. Development costs are capitalized beginning when a product's technological feasibility has been established and ending when the product is available for general release to customers. To date, products and enhancements have generally reached technological feasibility and have been released for incorporation into the Company's product at substantially the same time.

NET LOSS PER SHARE AND UNAUDITED PRO FORMA STOCKHOLDERS' EQUITY

     Basic and diluted net loss per share are computed using the weighted average number of common shares outstanding. Options, warrants, shares subject to repurchase and preferred stock were not included in the computation of diluted net loss per share because the effect would be antidilutive.

     Unaudited pro forma net loss per share has been computed as described above and also gives effect, even if antidilutive, to common equivalent shares from the mandatorily redeemable convertible preferred stock that will automatically convert upon the closing of the Company's initial public offering (using the

                          SILICON ENTERTAINMENT, INC.

as-if-converted method). If the offering contemplated by this Prospectus is consummated, all of the mandatorily redeemable convertible preferred stock outstanding as of the closing date will automatically be converted into an aggregate of approximately 7,888 shares of common stock based on the shares of convertible preferred stock outstanding at August 1, 1999 (unaudited). The pro forma effect of this conversion of preferred stock is presented on the pro forma balance sheet.

     A reconciliation of shares used in the calculation of net loss per share and unaudited pro forma net loss per share follows:

                                                                                       TWENTY-SIX WEEK
                                                      YEAR ENDED                         PERIOD ENDED
                                       -----------------------------------------    ----------------------
                                       FEBRUARY 2,    FEBRUARY 1,    JANUARY 31,    AUGUST 2,    AUGUST 1,
                                          1997           1998           1999          1998         1999
                                       -----------    -----------    -----------    ---------    ---------
                                                                                         (UNAUDITED)
Net loss per share, basic and
  diluted:
Net loss attributable to common
stockholders.........................    $(2,642)       $(5,200)      $(11,543)      $(5,391)     $(6,553)
                                         =======        =======       ========       =======      =======
  Weighted average shares of common
     stock outstanding...............      1,605          1,421          2,077         1,919        2,558
  Less weighted average shares
     subject to repurchase...........         --             (4)          (104)          (89)         (69)
                                         -------        -------       --------       -------      -------
  Shares used in computing net loss
     per share, basic and diluted....      1,605          1,417          1,973         1,830        2,489
                                         =======        =======       ========       =======      =======
  Net loss per share, basic and
     diluted.........................    $ (1.65)       $ (3.67)      $  (5.85)      $ (2.95)     $ (2.63)
                                         =======        =======       ========       =======      =======
  Antidilutive options, warrant,
     shares subject to repurchase and
     preferred stock not included in
     loss per share calculations.....        428          1,642          1,896         2,256        1,919
                                         =======        =======       ========       =======      =======
Pro forma net loss per share, basic
  and diluted:
     Net loss........................                                 $(11,543)                   $(6,553)
                                                                      ========
     Shares used in computing net
       loss per share, basic and
       diluted.......................                                    1,973                      2,489
     Adjustments to reflect the
       effect of the assumed
       conversion of weighted average
       shares of convertible
       preferred stock outstanding...                                    6,486                      7,582
                                                                      --------                    -------
     Shares used in computing pro
       forma net loss per share,
       basic and diluted.............                                 $  8,459                     10,071
                                                                      ========                    -------
     Pro forma net loss per share,
       basic and diluted.............                                 $  (1.36)                   $ (0.65)
                                                                      ========                    -------

COMPREHENSIVE INCOME

     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." SFAS 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The Company implemented SFAS No. 130 during fiscal 1998 and has restated all prior periods to comply with SFAS No. 130. There was no difference between the Company's net loss applicable to common stockholders and its total comprehensive income for the years ended February 2, 1997, February 1, 1998 and January 31, 1999 and for the twenty-six week periods ended August 2, 1998 and August 1, 1999.

                          SILICON ENTERTAINMENT, INC.

RECENT PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Investments and Hedging Activities." The statement establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement also requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. To date, the Company has not entered into any derivative financial instruments or hedging activities. SFAS No. 133 is effective for fiscal years beginning after June 15, 1999.

     In June 1997, the American Institute of Certified Public Accountants ("AICPA") issued statement of Position 98-1 ("SOP 98-1"), "Accounting for Internally Developed Software." SOP 98-1 provides guidance on accounting for the costs of computer software developed or obtained for internal use. The impact of adopting SOP 98-1, which is effective for the Company in fiscal 1999, is not expected to have a significant effect on its financial condition and results of operations.

     In April 1998, the AICPA issued SOP 98-5, "Reporting on the Costs of Start-Up Activities." This standard requires companies to expense the costs of start-up activities and organization costs as incurred. In general, SOP 98-5 is effective for fiscal years beginning after December 15, 1998. The Company has expensed the cost of start up activities in the accompanying financial statements as incurred.

NOTE 3 -- BALANCE SHEET COMPONENTS (IN THOUSANDS):

                                                    FEBRUARY 1,    JANUARY 31,     AUGUST 1,
                                                       1998           1999           1999
                                                    -----------    -----------    -----------
                                                                                  (UNAUDITED)
PREPAID AND OTHER ASSETS:
Rebate receivable.................................    $  200         $   974        $   280
  Prepaid rental fees.............................        --             329          1,003
  Other...........................................        24             308             27
                                                      ------         -------        -------
                                                      $  224         $ 1,611        $ 1,310
                                                      ======         =======        =======
FIXED ASSETS:
  Computer and other equipment....................    $  209         $   831        $ 2,202
  Simulation equipment............................     1,786           5,341          5,361
  Software........................................        18             115            247
  Furniture and fixtures..........................        41             530            566
  Leasehold improvements..........................       510           4,782          4,634
                                                      ------         -------        -------
                                                       2,564          11,599         13,010
  Less accumulated depreciation and
     amortization.................................      (277)         (1,277)        (2,122)
                                                      ------         -------        -------
                                                      $2,287         $10,322        $10,888
                                                      ======         =======        =======
ACCRUED LIABILITIES
  Sales taxes.....................................    $   31         $   234        $   171
  Payroll and related expenses....................        97             236            240
  Deferred revenue................................       144             335            238
  License fees....................................        25             151            256
  Professional services...........................        18             445            777
  Other...........................................        34             339             41
                                                      ------         -------        -------
                                                      $  349         $ 1,740        $ 1,723
                                                      ======         =======        =======

                          SILICON ENTERTAINMENT, INC.

NOTE 4 -- NOTES PAYABLE, LONG TERM DEBT AND RELATED PARTY TRANSACTIONS:

     Notes payable and long-term debt activity is summarized as follows (in thousands):

                                                        FEBRUARY 1,   JANUARY 31,    AUGUST 1,
                                                           1998          1999          1999
                                                        -----------   -----------   -----------
                                                                                    (UNAUDITED)
NOTES PAYABLE:
Beginning balance.....................................    $    --       $   --        $ 1,111
  Notes...............................................      5,115        1,100          4,890
  Accrued interest....................................        143           11             66
  Payments made.......................................         --           --         (2,229)
  Notes and accrued interest converted to Series C
     mandatorily redeemable convertible preferred
     stock............................................     (5,258)          --             (6)
                                                          -------       ------        -------
                                                          $    --       $1,111        $ 3,832
                                                          =======       ======        =======


     At January 31, 1999, the Company's balance of $1,111 is due on demand to a founder and certain investors. The founder note of $100 bears interest at 8%. The investor notes of $1,000 bear interest at 12% per annum. At August 1, 1999, the Company's balance of $3,832 is due on demand to certain related party investors. The notes bear interest at rates of between 6% to 13%, payable semi-annually. Under the terms of the notes, the Company shall use its best efforts to form a European entity in either 2001 or 2002. If by July 1, 2002, this European entity has not been formed, the holders of the notes may require the Company to repurchase the rights to acquire an ownership interest in the European entity for the price of $600.


     During fiscal 1997, notes totaling $5,115 together with $143 of accrued interest were converted into Series C mandatorily redeemable convertible preferred stock at the rate of one share for each $6.00 of debt. Accordingly, 876 shares of Series C mandatorily redeemable convertible preferred stock were issued.

                                                        FEBRUARY 1,   JANUARY 31,    AUGUST 1,
                                                           1998          1999          1999
                                                        -----------   -----------   -----------
                                                                                    (UNAUDITED)
LONG-TERM DEBT:
Notes.................................................    $    --       $   --        $ 5,000
  Accrued interest....................................         --           --             54
                                                          -------       ------        -------
                                                          $    --       $   --        $ 5,054
                                                          =======       ======        =======

     In June 1999, the Company issued convertible notes to certain investors in the principal amount of $5,650. The notes bear interest at 8 1/2% per annum and become due on June 30, 2002. The Company received $5,000 proceeds from these issuances and will amortize the discount, $650, as additional interest using the effective interest method over the term of the notes.

     The notes are convertible, at the option of the holder, into shares of common stock at the rate of one share of common stock for each $15 of principal amount subject to certain adjustments as provided for in the agreements, should the notes be converted prior to June 30, 2000.

     RELATED PARTY TRANSACTIONS:

     The Company utilizes management services provided by a related company, which is owned by a founder of Silicon Entertainment. The Company paid fees to this company of $91, $125, $203, $90 and $137 during fiscal 1997, 1998, 1999 and the twenty six week period ended August 2, 1998 (unaudited) and the twenty six week period ended August 1, 1999 (unaudited), respectively.

                          SILICON ENTERTAINMENT, INC.

NOTE 5 -- COMMITMENTS AND CONTINGENCIES:


OPERATING LEASES

     The Company leases its facilities and retail locations under noncancelable operating leases expiring from 2002 to 2010. Total rent expense for the years ended February 2, 1997, February 1, 1998, January 31, 1999 was $124, $394 and $1,732, respectively. Future minimum lease payments under noncancelable operating leases, including lease commitments entered into subsequent to January 31, 1999 are as follows (in thousands):

FISCAL YEAR END
1999........................................................  $ 2,024
2000........................................................    2,779
2001........................................................    2,975
2002........................................................    2,954
2003........................................................    1,975
Thereafter..................................................    3,511
                                                              -------
                                                              $16,218
                                                              =======

CAPITAL LEASES

     The Company has certain furniture, equipment and software under capital leases which were acquired under sale-leaseback arrangements expiring in December 1999 through August 2002. An analysis of leased assets under capital leases is as follows (in thousands):

                                            FEBRUARY 1,    JANUARY 31,     AUGUST 1,
                                               1998           1999           1999
                                            -----------    -----------    -----------
                                                                          (UNAUDITED)
Computers.................................     $ 35          $   65         $   65
Simulation equipment......................      859           3,577          3,577
Software..................................        1               1              1
Furniture and fixtures....................       35              35            518
Leasehold improvements....................       --              84             84
                                               ----          ------         ------
                                                930           3,762          4,245
Less accumulated depreciation and
  amortization............................      (79)           (397)          (748)
                                               ----          ------         ------
                                               $851          $3,365         $3,497
                                               ====          ======         ======

     Future minimum lease payments as of January 31, 1999 are as follows (in thousands):

FISCAL YEAR END
1999........................................................  $1,287
2000........................................................   1,088
2001........................................................     960
2002........................................................     324
                                                              ------
                                                               3,659
Less amount representing interest...........................    (579)
                                                              ------
                                                               3,080
Less current portion........................................    (992)
                                                              ------
                                                              $2,088
                                                              ======

                          SILICON ENTERTAINMENT, INC.

     On June 30, 1999 (unaudited) the Company entered into a new capital lease agreement for equipment purchases. The lease term is 36 months and future minimum lease payments under this agreement are $110, $188, $188 and $151, in fiscal 1999, 2000, 2001 and 2002 respectively.


     During October and November 1999 (unaudited) the Company entered into certain new capital lease agreements for equipment purchases. The lease terms expire between October 2002 and May 2003. Future minimum lease payments under these agreements are $310, $1,241, $1,241, $1,019 and $214 in fiscal 1999, 2000,
2001, 2002 and 2003 respectively.


LICENSING AGREEMENTS

     The Company has various licensing agreements with NASCAR, NASCAR drivers, team owners and race track owners.

     The Company has entered into a licensing agreement with NASCAR under which NASCAR receives the greater of an annual guaranteed minimum royalty or royalties based on a percentage of each racing center's simulator revenues and merchandise, beverage and food revenues. The royalty percentages range from 2% to 20% depending on the type of revenue. NASCAR is entitled to receive the annual guaranteed minimum royalty, which shall be treated as a nonrefundable advance against royalties owed under the agreement. Under this agreement, the Company has the right to use the NASCAR marks and trade dress solely for display in, and promotion of, its racing centers, all subject to certain limitations on the use of the marks and NASCAR's prior approval of such uses. The Company's license agreement with NASCAR for the use of its image and trademarks extends to December 31, 2005 and is exclusive for a designated category until December 31, 2002, at which time NASCAR has the sole option to renew the exclusive portion of the agreement. The exclusive category of the NASCAR license is "operator assisted location-based interactive stockcar or stock-truck entertainment experiences that consist of no less than five linked simulator units, with each on a motion-based platform and each allowing a maximum of two people to participate in each individual simulator unit." Additionally, under the license each location must be permanent in nature and in a retail environment. In addition, NASCAR has the right to terminate the agreement upon the occurrence of certain events.

     The Company's licensing relationships with NASCAR drivers generally provide for the NASCAR drivers to give feedback on the Company's race car simulators and allow the Company to use the names, voices and likenesses of the NASCAR drivers for the promotion of its business. All of the agreements also provide that the NASCAR drivers will make personal appearances and act as spokespeople for the NASCAR Silicon Motor Speedway experience. The Company uses these NASCAR driver appearances to promote its racing centers as well as to enhance the racing experience for the customer. The agreements generally provide that the NASCAR drivers are compensated by guaranteed fees and the granting of stock options as consideration for their personal appearances and use of their likenesses. The agreements typically expire four years after execution and may be terminated by either party if the other party commits an illegal or immoral act. In addition, the Company generally has the right to terminate an agreement if the driver stops racing.

     The Company's licensing relationships with the team owners allow the Company to use the designs and accompanying trademarks of team cars either as actual simulators, as images on the video screen or simply as computer-generated cars on the video screen. The agreements generally set forth a schedule of fee payments and expire three years after execution. They also typically allow the Company to terminate an agreement if a particular race car is no longer racing. Some of these agreements are expected to terminate May 31, 2000, unless extended by mutual agreement.

                          SILICON ENTERTAINMENT, INC.

     The Company also has agreements with race track owners that allow the Company to replicate race tracks. These agreements typically expire three years after execution and allow the Company to terminate the agreement if the track is no longer used for certain types of races.

     Future minimum commitments under these agreements are as follows:

                                               FISCAL YEAR END
                        --------------------------------------------------------------
                        1999    2000     2001      2002      2003      2004      2005
                        ----    ----    ------    ------    ------    ------    ------
NASCAR................  $500    $800    $  975     1,170     1,345     1,500     1,650
Physical cars.........    94       4        --        --        --        --        --
On-screen cars........    14      --        --        --        --        --        --
Tracks................    27      27        27        12        --        --        --
Consultants...........    46      --        --        --        --        --        --
                        ----    ----    ------    ------    ------    ------    ------
          Total.......  $681    $831    $1,002    $1,182    $1,345    $1,500    $1,650
                        ====    ====    ======    ======    ======    ======    ======


LEGAL PROCEEDINGS



     On October 5, 1998, the Company was served with a summons and complaint for a civil case by Dark Horse Trading Co., Inc. in the United States District Court for the Northern District of Illinois for the alleged infringement of Dark Horse's patents. The complaint sought to enjoin the Company from the alleged infringement and sought damages in an unspecified amount as well as treble damages. The complaint focused on the Company's reservation method and not on their core simulation technology. The Company filed an answer with the same court denying any infringement.



     On or about October 22, 1999, Mariah Vision3 Entertainment, Inc. (Mariah) notified the Company of a recently issued patent relating to an interactive race car simulator system, and invited the Company to begin licensing negotiations with Mariah. Based upon the Company's initial review of the patent, management believes the concerns raised in Mariah's notice to the Company are unfounded.



     The Company believes that they have meritorious defenses against the alleged claims and intend to defend themselves vigorously. However, due to the nature of litigation and the fact that discovery is still in its early stages, they cannot determine the possible loss, if any, that may ultimately be incurred either in the context of a trial or as a result of a negotiated settlement. The Company may also incur substantial legal fees in these matters. After consideration of the nature of the claims and facts relating to the claims, the Company believes that the resolution of this matter will not harm their business. However, the results of this claim and proceeding, including any potential settlement, are uncertain and there can be no assurance that they will not harm the Company's business.



     An unfavorable resolution of this matter could require the Company to change their reservation method, or alternatively cause them to pay a settlement or license fee, either of which would negatively impact their business and results from operations.


NOTE 6 -- MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK:

     Series A, Series B and Series C mandatorily redeemable convertible preferred stock were issued following the conversion of notes payable as part of private placement offerings at $0.60 per share, $1.50 per share and $6.00 per share, respectively.

                          SILICON ENTERTAINMENT, INC.

     The rights, preferences and privileges of the preferred stockholders are as follows (numbers in thousands):

                                     AUTHORIZED                           ISSUED AND OUTSTANDING            PROCEEDS, NET
                       ---------------------------------------   ----------------------------------------   -----------
                       FEBRUARY 1,   JANUARY 31,    AUGUST 1,    FEBRUARY 1,   JANUARY 31,    AUGUST 1,     FEBRUARY 1,
                          1998          1999          1999          1998          1999           1999          1998
                       -----------   -----------   -----------   -----------   -----------   ------------   -----------
STOCK                                              (UNAUDITED)                               (UNAUDITED)
Series A.............     1,634         1,634         1,634         1,634         1,634          1,634        $   973
Series B.............     3,111         3,111         3,111         2,769         2,769          2,769          4,112
Series C.............     2,500         4,250         4,250           876         3,078          3,485          5,246
Undesignated.........     2,755         1,005         1,005            --            --             --             --
                         ------        ------        ------        ------        ------         ------        -------
Total preferred......    10,000        10,000        10,000         5,279         7,481          7,888        $10,331
                         ======        ======        ======        ======        ======         ======        =======

                           PROCEEDS, NET
                       --------------------------
                       JANUARY 31,    AUGUST 1,
                          1999           1999
                       -----------   ------------
STOCK                                (UNAUDITED)
Series A.............    $   973       $   973
Series B.............      4,112         4,112
Series C.............     18,168        20,608
Undesignated.........         --            --
                         -------       -------
Total preferred......    $23,253       $25,693
                         =======       =======

REDEMPTIONS

     At any time on or after January 31, 2001, upon request of the holders of the majority of the then outstanding shares of Series A, Series B, or Series C Preferred Stock, the holders may require the Company to redeem for cash up to one-third of the number of such shares outstanding of record on that date (the Redemption Request). Redemptions of each share shall be made at the original price plus an amount equal to the amount of all declared or accrued but unpaid dividends as of that date. A further one-third and one-third of the number of such shares outstanding shall be redeemed for cash on the first and second anniversaries of the Redemption Request upon the request of the holders of the majority of the then outstanding shares of Series A, Series B, or Series C Preferred Stock.

DIVIDENDS

     The holders of Series A, Series B and Series C mandatorily redeemable convertible preferred stock, in preference to the holders of any common stock of the Company, shall be entitled to receive, when and as declared by the Board of Directors, non-cumulative dividends in cash on a pari passu basis at the rate per annum of $0.06 per share of Series A Preferred Stock and $0.15 per share of Series B preferred stock, and $0.60 per share of Series C Preferred Stock, respectively, as adjusted for any consolidations, combinations, stock distributions, stock splits or similar events. Dividends may be declared and paid for common stock in any fiscal year of the Company only if dividends on the preferred stock have been paid or set aside.

VOTING

     Each share of preferred stock is entitled to vote on an "as converted" basis along with common stockholders.

CONVERSION RIGHTS

     Shares of Series A, Series B and Series C mandatorily redeemable convertible preferred stock are convertible into fully paid and non-assessable shares of common stock at the option of the holder or automatically upon a public offering of the Company's securities with aggregate proceeds to the Company of at least $10,000,000 and an offering price per share equal to or greater than $6.00. The conversion rate is one share of common stock for one share of preferred stock (subject to certain anti-dilution adjustments).

LIQUIDATION RIGHTS

     Upon liquidation, dissolution, or winding up of the Company, before any distribution or payment is made to the holders of common stock, the holders of Series A, Series B and Series C mandatorily redeemable convertible preferred stock are entitled to a liquidation preference to common stockholders of

                          SILICON ENTERTAINMENT, INC.

$0.60, $1.5 and $6.00, per share, respectively, plus all declared and unpaid dividends thereon to the date fixed for such distribution. After setting apart or paying in full the preferential amount due the holders of preferred stock, the remaining assets of the Company shall be distributed ratably to the holders of common stock.

NOTE 7 -- STOCKHOLDERS' EQUITY:

COMMON STOCK

     At August 1, 1999, the Company has issued and outstanding 2,815 shares of its common stock to the founders and key employees of the Company and to investors under stock purchase agreements. Each share of common stock has the right to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to the prior rights of holders of all classes of stock at the time outstanding who have prior rights as to dividends.

WARRANTS

     During fiscal 1995, 1996, and 1998, in conjunction with notes payable, the Company issued warrants to purchase 40, 206, and 10 shares of common stock at an exercise price of $1.50 per share and 10 shares of common stock at an exercise price of $6.00 per share. During the twenty-six week period ended August 1, 1999, in conjunction with notes payable, the Company issued warrants to purchase 121 shares of common stock at an exercise price of $6.00 per share. The fair value of the warrants of $1,060 was estimated using the Black-Scholes model and the following assumptions: divided yield of 0%, volatility of 60%, risk-free interest rate of 6% and a five year life. The estimated value of the warrants has been recorded as interest expense.

     During 1997, in conjunction with notes payable, the Company issued warrants to purchase 236 shares of Series C Preferred Stock at an exercise price of $6.00 per share. The fair value of the warrants of $1,433 was estimated using the Black-Scholes model and the following assumptions: dividend yield of 0%, volatility of 60%, risk-free interest rate of 6% and a five year life. The estimated value of the warrants has been recorded as additional consideration for the notes payable and recorded as a discount on the debt.

     During fiscal 1996, 1998 and the twenty-six week period ended August 1, 1999, the Company entered into various equipment line of credit agreements. In conjunction with these line of credit agreements, the Company issued warrants to the institution to purchase 64 shares of Series B preferred stock at an exercise price of $1.50 per share and 36 shares of Series C Preferred Stock at an exercise price of $6.00 per share. The estimated fair value of these warrants is being accreted as interest expense to be amortized over the term of the lease agreements.

     During 1997 and 1998, warrants to purchase 145 shares as Series C Preferred Stock at an exercise price of $6.00 per share were issued to certain strategic investors. The estimated fair value of these warrants is being accreted as marketing and licensing expense over the period of the relationship.

     All warrants remain outstanding at August 1, 1999. All warrants generally have an exercise period of three to five years from the date of issuance. All warrants terminate upon the completion of an initial public offering with the exception of warrants to purchase 64,000 shares of Series B Preferred Stock and warrants to purchase 33,334 shares of Series C Preferred Stock. The Company expects that all of the warrants that terminate upon the completion of an initial public offering will be exercised prior to the completion of the offering.

                          SILICON ENTERTAINMENT, INC.

STOCK OPTION PLAN

     In October 1996, the Company adopted the 1996 Stock Option Plan (the "1996 Plan") for the issuance of stock options to employees, directors, or consultants under terms and provisions established by the Board of Directors. The 1996 Plan expires in 2006. Under the 1996 Plan, the Company is authorized to issue up to
1.85 million shares of Common Stock.

     In July 1997, the Company adopted the 1997 Nonstatutory Stock Option Plan (the "1997 Plan"). The 1997 Plan provides for the issuance of non qualified stock options to Company employees and consultants. The Company has reserved approximately 625,000 shares of common stock for issuance under the Plan.

     In June 1998, the Company adopted the 1998 Executive Stock Option Plan (the "1998 Plan") and reserved 350,000 shares of common stock for issuance under the Plan. The 1998 Plan provides for the issuance of shares to executives of the Company.

     In July 1998, the Company adopted the Stock Bonus Plan and reserved 15,000 shares of common stock for issuance under the plan.

     Options to purchase the Company's common stock may be granted at a price not less than 85% of fair market value in the case of nonstatutory stock options, and at fair market value in the case of incentive stock options. Fair market value is determined by the Board of Directors. Options become exercisable as determined by the Board of Directors but generally at a rate of 25% after the first year and 1/48 per month thereafter. Options expire as determined by the Board of Directors but not more than ten years after the date of grant.

     Activity under the Company's stock option plan is set forth below:

                                                                   OPTIONS OUTSTANDING
                                                       --------------------------------------------
                                                                                           WEIGHTED
                                          AVAILABLE                                        AVERAGE
                                             FOR                   PRICE PER               EXERCISE
                                            GRANT      SHARES        SHARE       AMOUNT     PRICE
                                          ---------    ------      ----------    ------    --------
Shares reserved.........................      487         --       $       --        --     $0.15
Options granted.........................     (154)       154             0.15        23      0.15
                                           ------      -----       ----------    ------     -----
Balance, February 2, 1997...............      333        154             0.15        23      0.15
Additional shares reserved..............    1,235         --               --        --      0.15
Options granted.........................   (1,055)     1,055             0.15       158      0.15
Options canceled........................        9         (9)            0.15        (1)     0.15
Options exercised.......................                (115)            0.15       (17)     0.15
                                           ------      -----       ----------    ------     -----
Balance, February 1, 1998...............      522      1,085             0.15       163      0.15
Additional shares reserved..............      375         --               --        --      0.15
Options granted.........................     (929)       929        0.15-1.00       678      0.73
Options canceled........................      342       (342)       0.15-1.00       (97)     0.28
Options exercised.......................       --       (466)       0.15-0.70       (75)     0.16
                                           ------      -----       ----------    ------     -----
Balance, January 31, 1999...............      310      1,206        0.15-1.00       669      0.55
Additional shares reserved..............      952         --               --        --        --
Options granted (unaudited).............     (449)       449        1.00-6.00     1,752      3.90
Options canceled (unaudited)............       53        (53)       0.15-1.00       (39)     0.73
Options exercised (unaudited)...........       --       (497)       0.15-1.00      (314)     0.63
                                           ------      -----       ----------    ------     -----
Balance, August 1, 1999.................      866      1,105       $0.15-6.00    $2,068     $1.92
                                           ======      =====       ==========    ======     =====

                          SILICON ENTERTAINMENT, INC.

     The following table summaries information with respect to stock options outstanding at January 31, 1999:

         OPTIONS OUTSTANDING AND EXERCISABLE
-----------------------------------------------------
                               WEIGHTED
                                AVERAGE      WEIGHTED
                               REMAINING     AVERAGE
  EXERCISE      NUMBER OF     CONTRACTUAL    EXERCISE
   PRICE       OUTSTANDING   LIFE IN YEARS    PRICE
------------   -----------   -------------   --------
$       0.15        457          8.50         $0.15
        0.50         54          9.25          0.50
        0.70        408          9.33          0.70
        1.00        287          9.54          1.00
                  -----
$0.15 - 1.00      1,206                       $0.55
                  =====

     The following table summarizes information with respect to stock options outstanding at August 1, 1999:

         OPTIONS OUTSTANDING AND EXERCISABLE
-----------------------------------------------------
                               WEIGHTED
                                AVERAGE      WEIGHTED
                               REMAINING     AVERAGE
  EXERCISE      NUMBER OF     CONTRACTUAL    EXERCISE
   PRICE       OUTSTANDING   LIFE IN YEARS    PRICE
------------   -----------   -------------   --------
$       0.15        284          7.92         $0.15
        0.50         29          8.75          0.50
        0.70        282          8.83          0.70
        1.00        250          9.42          1.00
        6.00        260          9.87          6.00
                  -----
$0.15 - 6.00      1,105                       $1.92
                  =====

DEFERRED STOCK COMPENSATION

     During fiscal year end 1997, 1998 and the twenty-six week period ended August 1, 1999, the Company issued options to certain employees under the Plan with exercise prices below the deemed fair market value for financial reporting purposes of the Company's common stock at the date of grant. In accordance with the requirements of APB 25, the Company has recorded deferred compensation for the difference between the exercise price of the stock options and such deemed fair market value at the date of grant. This deferred compensation is amortized to expense over the period during which the Company's right to repurchase the stock lapses or the options become exercisable, generally four years.

     In connection with the grant of options for the purchase of 2,587 shares of Common Stock to employees during the period from October 1996 through August 1, 1999, the Company recorded aggregate deferred compensation expense of approximately $98 in fiscal 1997, $1,548 in fiscal 1998 and $1,159 in the twenty-six week period ended August 1, 1999. Such deferred compensation will be amortized over the forty-eight month vesting period relating to these options, of which approximately $22, $589 and $1,073 has been amortized during the fiscal years ending 1997 and 1998 and the twenty-six week period ended August 1, 1999, respectively, and is included in the statement of operations within the caption "operating expenses."

                          SILICON ENTERTAINMENT, INC.

     The Company has adopted the disclosure only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). Had compensation cost been determined based on the fair value at the grant date for awards in fiscal year end 1996, 1997 and 1998 consistent with the provisions of SFAS No. 123, the Company's net loss for fiscal year end 1996, 1997 and 1998 would have been as follows:

                                                             YEAR ENDED
                                              -----------------------------------------
                                              FEBRUARY 2,    FEBRUARY 1,    JANUARY 31,
                                                 1997           1998           1999
                                              -----------    -----------    -----------
Net loss attributable to common
  stockholders -- as reported...............    $(2,642)       (5,200)        (11,543)
Net loss attributable to common
stockholders -- pro forma...................    $(2,643)       (5,225)        (11,634)
Net loss per share as reported..............    $ (1.65)        (3.67)          (5.85)
Net loss per share -- pro forma.............    $ (1.65)        (3.69)          (5.90)

     Such pro forma disclosure may not be representative of future compensation cost because options vest over several years and additional grants are made each year.

     The fair value of each option grant has been estimated on the date of grant using the minimum value method with the following weighted-average assumptions used for grants in fiscal 1996, 1997 and 1998:

                                                       1996       1997       1998
                                                      -------    -------    -------
Expected average life of option...................    5 years    5 years    5 years
Risk-free interest rate...........................      6.25%      6.27%      5.38%
Expected dividends................................         --         --         --
Expected volatility...............................        60%        60%        60%

     The weighted average per share value of common stock options granted during fiscal 1996, 1997 and 1998 were $0.00, $0.02 and $0.45, respectively.

NOTE 8 -- INCOME TAXES:

     The tax effect of temporary differences that give rise to significant components of the net deferred tax asset are as follows (in thousands):

                                              FEBRUARY 2,    FEBRUARY 1,    JANUARY 31,
                                                 1997           1998           1999
                                              -----------    -----------    -----------
Research and development....................    $   579        $   998       $  1,571
Net operating loss carryforward.............        875          2,392          5,800
Research and development credit
  carryforward..............................        100            268            457
Other.......................................         --             (7)           (32)
                                                -------        -------       --------
          Total.............................      1,554          3,651          7,796
Less: Valuation allowance...................     (1,554)        (3,651)        (7,796)
                                                -------        -------       --------
Net deferred tax asset......................    $    --        $    --       $     --
                                                =======        =======       ========

     As of January 31, 1999, the Company had approximately $15,550 and $10,243 for federal and state net operating loss carryforwards, respectively, available to offset future regular and alternative minimum taxable income. As of January 31, 1999, the Company had approximately $273 and $184 of federal and state research and development tax credits available to offset future U.S. federal and state income taxes.

                          SILICON ENTERTAINMENT, INC.

The Company's federal and state net operating loss and research and development carryforwards expire between January 1, 2003 and January 31, 2019, if not used before such time to offset future taxable income or tax liabilities. For federal and state income tax purposes, a portion of the Company's net operating loss and research and development credit carryforwards is subject to certain limitations on annual utilization as a result of a change in ownership, as defined by federal and state tax laws.

     Management believes that, based on a number of factors, it is more likely than not that the deferred tax assets will not be utilized, such that a full valuation allowance has been recorded. The valuation allowance increased by $1,004, $2,097 and $4,145 in fiscal 1996, 1997 and 1998, respectively.

     The Company's effective tax rate differs from the statutory federal income tax rate as shown in the following schedule:

                                                             YEAR ENDED
                                              -----------------------------------------
                                              FEBRUARY 2,    FEBRUARY 1,    JANUARY 31,
                                                 1997           1998           1999
                                              -----------    -----------    -----------
Statutory federal income tax rate...........      (34)%          (34)%          (34)%
Net operating loss not benefited............       34%            34%            34%
                                                 ----           ----           ----
Net deferred tax asset......................     $ --%          $ --%            --%
                                                 ====           ====           ====

NOTE 9 -- SIGNIFICANT CUSTOMER AND GEOGRAPHIC INFORMATION:

     The Company has adopted the Financial Accounting Standards Board's Statements of Financial Accounting Standards No. 131, or SFAS 131, "Disclosure about Segments of an Enterprise and Related Information," effective for fiscal years beginning after December 31, 1997.

     The Company has one reportable segment. Management uses one measurement of profitability for its business. The Company markets its products and related services to customers in the United States.

     No customer individually accounted for more than 10% of revenue in fiscal 1996, 1997 or 1998 or the twenty-six week periods ended August 2, 1998 and August 1, 1999.

NOTE 10 -- PROFIT SHARING PLAN:

     The Company sponsors a 401(k) Profit Sharing Plan covering all of its full-time employees who have completed 60 days of services. Under this plan, participating employees may defer up to 20% of their cash pre-tax earnings, subject to certain limitations. The Company may elect to make contributions to the plan at the discretion of the Board of Directors. No contributions have been made by the Company as of August 1, 1999.

NOTE 11 -- SUBSEQUENT EVENTS:

INITIAL PUBLIC OFFERING REGISTRATION

     On August 24, 1999, the board of directors authorized management of the Company to file a registration statement with the Securities and Exchange Commission covering the proposed sale of its common stock to the public.

REINCORPORATION

     On August 24, 1999, the board of directors authorized the reincorporation of the Company in the state of Delaware subject to shareholder approval. Under the new certificate of incorporation in Delaware, the Company is authorized to issue 100,000,000 shares of common stock at $0.001 par value and 500,000 shares of preferred stock at $0.001 par value.

                          SILICON ENTERTAINMENT, INC.

RECAPITALIZATION

     On August 24, 1999, the board of directors authorized a one-for-two reverse split of the outstanding shares of mandatorily redeemable convertible preferred stock and common stock. All share data is restated to reflect the stock split.

CONVERTIBLE DEBT

     In September 1999, the Company issued convertible notes to certain investors in the principal amount of $5.5 million. The notes bear interest at 12% per annum and are due in March 2001. The notes are convertible, at the option of the holder, into shares of common stock at the rate of one share of common stock for each $10 of principal amount. The notes may be repaid at the Company's option after 90 days. Concurrent with the issuance of these notes, the Company issued warrants to the holders to purchase an aggregate of 68,750 shares of common stock at an exercise price of $10.80 per share. The warrants terminate five years after the date the Company issued the notes.

STOCK OPTION ACTIVITY


     On August 24, 1999, the Company granted options to purchase 33,250 shares at an exercise price of $10.80 per share. On October 12, 1999, the Company granted further options to purchase 91,500 shares at an exercise price of $10.80 per share.



     A total of 91,706 options have been exercised in the period form August 2, 1999 to November 8, 1999 at a weighted average exercise price of $0.84.

INSIDE FRONT COVER OF PROSPECTUS:

Graphic depicts the NASCAR Silicon Motor Speedway logo in the shape of a rotated oval with the tagline "Racing so real you can feel it" situated along the base of the oval.


INSIDE GATEFOLD:

Graphic is a rectangle depicting the inside of one of Silicon Entertainment's racing centers.

The top left hand corner of the graphic depicts the "NASCAR Silicon Motor Speedway" logo in the shape of a rotated oval, with the slogan "Racing so real you can feel it" situated along the base of the oval.

Centered at the top of the graphic is the following caption: "NASCAR Silicon Motor Speedway" with the caption "We're putting fans in the driver's seat" just beneath it.

Two smaller graphics are overlayed on top of the larger rectangular graphic. The first is located just beneath the NASCAR Silicon Motor Speedway logo and is a square-shaped graphic with a caption entitled "www.SMSonline.com." This graphic depicts an online view of a frame of Silicon Entertainment's Web site. The second small graphic is a rectangle situated along the bottom of the larger graphic which contains two smaller pictures of the outside of one of Silicon Entertainment's racing centers and an outside view of a customer racing a race car simulator. This graphic has a caption entitled "Palisades Center West Nyack, NY."


INSIDE BACK COVER OF PROSPECTUS:

The graphic depicts a view of two customers racing from inside a race car simulator.

The top of the graphic bears a long horizontal oval inside which is the caption "NASCAR Silicon Motor Speedway Team of Drivers." Just under this caption is a rectangular picture of nine uniformed NASCAR drivers.

One smaller graphic is located in the bottom left and is overlayed on top of the larger graphic. This graphic has a caption entitled "Racing Gear" and depicts two customers perusing the merchandise at a racing center.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                4,500,000 SHARES

                                      LOGO

                                  COMMON STOCK

                           -------------------------
                                   PROSPECTUS
                           -------------------------

                                    SG COWEN
                               CIBC WORLD MARKETS
                              J.C. BRADFORD & CO.
                                   E*OFFERING

                                               , 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the Registrant in connection with the sale of the common stock being registered. All amounts shown are estimates except for the registration fee, the NASD filing fee and the Nasdaq National Market fee.


Registration fee............................................  $   14,387
NASD filing fee.............................................       5,675
Nasdaq National Market fee..................................      95,000
Blue sky qualification fees and expenses....................      10,000
Printing and engraving expenses.............................     250,000
Legal fees and expenses.....................................     300,000
Accounting fees and expenses................................     200,000
Transfer agent and registrar fees...........................      10,000
Miscellaneous...............................................     114,938
                                                              ----------
          Total.............................................  $1,000,000
                                                              ==========


ITEM 14. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

     Section 145 of the Delaware Law permits indemnification of officers, directors and other corporate agents under certain circumstances and subject to certain limitations. The Registrant's Certificate of Incorporation and By-laws provide that the Registrant shall indemnify its directors, officers, employees and agents to the full extent permitted by the Delaware Law, including circumstances in which indemnification is otherwise discretionary under Delaware law. In addition, the Registrant has entered into separate indemnification agreements with its directors and executive officers which require the Registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service (other than liabilities arising from acts or omissions not in good faith or willful misconduct).

     These indemnification provisions and the indemnification agreements entered into between the Registrant and its executive officers and directors may be sufficiently broad to permit indemnification of the Registrant's executive officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

     The Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the Underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act, or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     Since January 1, 1996, we sold and issued the following unregistered securities:

          1. From inception through August 1, 1999, we granted stock options to purchase an aggregate of 2,588,141 shares of our common stock at an average weighted exercise price of approximately $1.90 per share to employees, consultants, directors and other service providers pursuant to our 1996 Stock Option Plan, 1997 Nonstatutory Stock Option Plan, and 1998 Executive Stock Option Plan.

          2. From inception through August 1, 1999, we issued and sold an aggregate of 1,078,368 shares of our common stock to employees, consultants, directors and other service providers for aggregate consideration of approximately $2,050,085 pursuant to exercise of options granted under our 1996 Stock Option Plan, 1997 Nonstatutory Stock Option Plan, and 1998 Executive Stock Option Plan. Of the $2,050,085 consideration, $382,000 was received in the form of promissory notes and $1,558 was received in the form of prior services rendered.

          3. From January 5, 1996 through May 16, 1996, in connection with the issuance of promissory notes, we issued warrants to certain of our existing private investors to purchase an aggregate of 106,667 shares of our common stock at an exercise price of $1.50 per share.

          4. On February 7, 1996, we sold 1,633,334 shares of Series A Preferred Stock for $0.60 per share to a private investor for an aggregate purchase price of $980,000.10.

          5. On October 15, 1996, in connection with an equipment lease line, we issued a warrant to Phoenix Leasing Incorporated to purchase 26,667 shares of our Series B Preferred Stock at an exercise price of $1.50 per share.

          6. From May 16, 1996 through May 12, 1997, we issued and sold an aggregate of 2,769,016 shares of Series B Preferred Stock for $1.50 per share to a group of private investors for an approximate aggregate purchase price of $4,153,524.


          7. From March 27, 1997 through November 19, 1997, we issued warrants to certain of our existing private investors to purchase an aggregate of 236,750 shares of our Series C Preferred Stock at an exercise price of $6.00 per share.


          8. On August 14, 1997, in connection with a strategic partnership and license transaction, we issued a warrant to one of our strategic partners to purchase 50,000 shares of our Series C Preferred Stock at an exercise price of $6.00 per share.

          9. On August 18, 1997, in connection with a strategic partnership and licensing agreement, we issued an option to one of our strategic partners to purchase 20,000 shares of our common stock at $0.15 per share.

          10. From December 1997 through July 1999, we issued and sold an aggregate of 3,485,449 shares of Series C Preferred Stock for $6.00 per share to a group of private investors for an aggregate purchase price of $20,912,676. SG Cowen Securities Corporation acted as a broker in this transaction.

          11. On April 23, 1998, in connection with a strategic partnership transaction, we issued a warrant to John Force to purchase 7,500 shares of our Series C Preferred Stock at an exercise price of $6.00 per share.

          12. On May 17, 1998, in connection with a strategic partnership transaction, we issued a warrant to Simon Investors to purchase 25,000 shares of our Series C Preferred Stock at an exercise price of $6.00 per share.


          13. On July 1, 1998, in connection with a strategic partnership transaction, we issued a warrant to Action Performance Companies to purchase 25,000 shares of our Series C Preferred Stock at an exercise price of $6.00 per share.


          14. On July 1, 1998, in connection with an equipment lease line, we issued a warrant to Phoenix Growth Capital Corporation to purchase 13,334 shares of our Series C Preferred Stock at an exercise price of $6.00 per share.

          15. From February 2, 1999 through June 18, 1999, we granted 2,413 shares of our common stock to our employees pursuant to our 1999 Employee Stock Bonus Plan. Of these shares, 1,525 shares have been exercised.

          16. From January 22, 1999 through July 1, 1999, we issued warrants to certain of our existing private investors to purchase an aggregate of 131,000 shares of our common stock at an exercise price of $6.00 per share.

          17. On June 17, 1999, we issued a warrant to LINC to purchase 3,224 shares of our Series C Preferred Stock in connection with a capital equipment lease agreement.

          18. On July 1, 1999, we issued a warrant to Pentech Financial Services, Inc. to purchase 20,000 shares of our Series C Preferred Stock at $6.00 per share in connection with a capital equipment lease agreement.

          19. On June 30, 1999, we issued a secured subordinated convertible note to each of Galladio Holding B.V., Wagenaarkwartier's-Gravenhage B.V. and Van der Lee Partnership in the principal amount of $2,260,000, $2,260,000 and $1,130,000, respectively. All of these notes are convertible into shares of our common stock.

          20. From June 16, 1999 to September 9, 1999, we issued promissory notes in an aggregate amount of $8,803,166 to various investors, $5,780,000 of which is convertible into shares of our common stock.

          21. On February 2, 1999, we issued an option to purchase 100,000 shares of our common stock at $1.00 per share to one of our strategic partners in connection with a strategic partnership and license agreement.

          22. On April 23, 1998, August 11, 1998 and June 17, 1999, we issued 1,817, 3,421 and 4,420 shares, respectively, of our common stock at $0.50, $1.00 and $6.00 per share, respectively, to Michael DiLorenzo in connection with consultant stock purchase agreements.

          23. On June 17, 1999, we issued 4,000 and 1,000 shares of our common stock at $6.00 per share to Nagle & Ferri, L.L.C. and Michael Nichols, respectively, in connection with a consultant stock purchase agreement.

          24. On February 2, 1999 and April 7, 1999, we issued an aggregate of 3,393 shares of our common stock at $1.00 per share to Madeline Canepa in connection with a consultant common stock purchase agreement.

     There were no underwriters employed in connection with any of the transactions set forth in Item 15.


     The issuances described in Items 15.3 through 15.14 and 15.16 through 15.24 were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering. In addition, the issuances described in Item 15.1, 15.2 and
15.15 were deemed exempt from registration under the Securities Act in reliance on Rule 701 promulgated thereunder as transactions pursuant to compensatory benefit plans and contracts relating to compensation. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. All recipients either received adequate information about the Registrant or had access, through employment or other relationships, to such information.


ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) EXHIBITS.


  EXHIBIT
   NUMBER                      DESCRIPTION OF DOCUMENT
  -------                      -----------------------
   **1.1     Form of Underwriting Agreement.
   **3.1     Restated Certificate of Incorporation of the Registrant and
             Certificate of Amendment of Restated Certificate of
             Incorporation to be in effect after the offering.
   **3.2     Bylaws of the Registrant to be in effect after the offering.
   **4.1     Third Amended and Restated Rights Agreement, dated as of
             December 31, 1998, as amended to date.
   **4.2     Specimen Common Stock Certificate.
   **5.1     Opinion of Gray Cary Ware & Freidenrich LLP.
  **10.1     Form of Indemnification Agreement for directors and
             executive officers.

  EXHIBIT
   NUMBER                      DESCRIPTION OF DOCUMENT
  -------                      -----------------------
  **10.2     1996 Stock Option Plan and forms of Incentive Stock Option
             Agreement and Nonstatutory Stock Option Agreement
             thereunder.
  **10.3     1997 Nonstatutory Stock Option Plan and form of Nonstatutory
             Stock Option Agreement thereunder.
  **10.4     1998 Executive Stock Option Plan and forms of Incentive
             Stock Option Agreement and Nonstatutory Stock Option
             Agreement thereunder.
  **10.5     Stock Bonus Plan and form of Stock Bonus Agreement
             thereunder.
  **10.6     1999 Employee Stock Purchase Plan.
  **10.7+    License Agreement by and between National Association for
             Stock Car Auto Racing, Inc. and the Registrant, dated August
             18, 1997, as amended.
  **10.8+    The Registrant and Action Performance Companies, Inc.
             Terms -- Strategic Partnership, dated April 20, 1998.
  **10.9+    Letter Agreement with Simon Investors, LLC, dated May 17,
             1998.
  **10.10+   Industrial Complex Lease (California) between MP Hacienda,
             Inc. and the Registrant, dated as of April 30, 1998.
  **10.11+   Dallas Galleria Lease between Dallas Galleria Limited as
             "Landlord" and the Registrant, as "Tenant" d/b/a/ Nascar
             Silicon Motor Speedway, dated as of May 22, 1998, as
             amended.
  **10.12+   Lease by and between Mall of America Company, a Minnesota
             General Partnership, and the Registrant, dated as of August
             12, 1997.
  **10.13+   Irvine Retail Properties Company Retail Space Lease, dated as of April 22, 1998.
  **10.14+   The Palisades Center Shopping Center Lease, dated as of July
             27, 1998.
  **10.15+   Lease, the Registrant, Tenant, "NASCAR Silicon Motor
             Speedway," Trade Name, Woodfield Mall, dated as of December
             18, 1997.
  **10.16+   Lease, the Registrant, Tenant, NASCAR Silicon Motor Speedway
             and/or Silicon Motor Speedway, Trade Name, Concord Mills,
             dated as of June 30, 1999.
  **10.17+   Lease, the Registrant, Tenant, NASCAR Silicon Motor Speedway
             and/or Silicon Motor Speedway, Trade Name, Katy Mills, dated as of March 17, 1999.
  **10.18+   Universal Studios CityWalk Hollywood Lease between Universal
             Studios CityWalk Hollywood, a division of Universal Studios,
             Inc. as Landlord and the Registrant, executed as of July 20,
             1999.
  **10.19+   Standard Shopping Center Lease, dated as of August 12, 1999
             (Walden Galleria, Buffalo, New York).
  **10.20+   Standard Shopping Center Lease, dated as of August 12, 1999
             (Crossgates Mall, Albany, New York).
  **10.21+   Retail Lease Agreement between Peabody Place Centre, L.P., a
             Tennessee limited partnership and the Registrant dated as of
             May 24, 1999.
  **10.22+   Standard Shopping Center letter, dated as of August 18, 1999
             (Carousel Center, Syracuse, New York).
  **10.23+   Lease, the Registrant, Tenant, NASCAR Silicon Motor Speedway
             and/or Silicon Motor Speedway, Trade Name, Opry Mills, dated as of August 23, 1999.
  **10.24+   Agreement of Lease between Mall of Georgia, L.L.C. and the
             Registrant, dated as of September 23, 1999.
  **10.25    Service Agreement by and among the Registrant, Dale
             Earnhardt, Inc. and Richard Childress Racing, dated as of
             April 30, 1997.
  **10.26    Jeff Gordon Personal Services and Endorsement Agreement by
             and among the Registrant, Jeff Gordon, Inc. and Jeff Gordon, dated as of January 1, 1998.
  **10.27    Licensing Agreement by and between the Registrant and Dale
             Jarrett, dated as of March 24, 1997.
  **10.28    Licensing Agreement by and between the Registrant and Rusty
             Wallace Inc., dated as of March 1, 1997.

  EXHIBIT
   NUMBER                      DESCRIPTION OF DOCUMENT
  -------                      -----------------------
  **10.29    License Agreement (Auto Design) by and between the
             Registrant and Robert Yates Racing, Inc., dated as of
             February 28, 1997.
  **10.30    Note Purchase Agreement by and among the Registrant,
             Galladio Holding, Wagenaarkwartier and E.M.H. van der Lee,
             dated as of June 30, 1999.
  **10.31    Note Purchase Agreement by and among the Registrant and
             Galladio Holding, van der Lee Partnership, E.M.H. van der
             Lee E.W. van der Lee and Manschot Opportunity Fund, dated as of September 9, 1999.
    23.1     Consent of PricewaterhouseCoopers LLP, Independent Public
             Accountants.
  **23.2     Consent of Gray Cary Ware & Freidenrich LLP (included in
             Exhibit 5.1).
  **24.1     Power of Attorney.


-------------------------

** Previously filed.


 + Confidential treatment has been requested for portions of this exhibit. The confidential portions have been filed separately with the Securities and Exchange Commission.

(b) FINANCIAL STATEMENT SCHEDULES.

     No schedules have been filed because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, employee or agent of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, employee or agent in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Campbell, County of Santa Clara, State of California, on the 9th day of November, 1999.


                                          SILICON ENTERTAINMENT, INC.

                                          By:    /s/ ROSS C. MULHOLLAND
                                            ------------------------------------
                                              Ross C. Mulholland
                                              Vice President Finance, Chief
                                              Financial Officer
                                              and Principal Accounting Officer

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:


                  SIGNATURE                                   TITLE                        DATE
                  ---------                                   -----                        ----
/s/ DAVID S. MORSE*                                Chairman of the Board, Chief      November 9, 1999
---------------------------------------------    Executive Officer and President
David S. Morse

/s/ ROSS C. MULHOLLAND                            Vice President Finance, Chief      November 9, 1999
---------------------------------------------    Financial Officer and Principal
Ross C. Mulholland                                      Accounting Officer

/s/ WILLIAM HART*                                            Director                November 9, 1999
---------------------------------------------
William Hart

/s/ ROBERT H. MANSCHOT*                                      Director                November 9, 1999
---------------------------------------------
Robert H. Manschot

/s/ CHRISTOPHER S. BESING*                                   Director                November 9, 1999
---------------------------------------------
Christopher S. Besing

/s/ ROBERT V. CHEADLE*                                       Director                November 9, 1999
---------------------------------------------
Robert V. Cheadle

*By: /s/ ROSS C. MULHOLLAND
---------------------------------------------
     Ross C. Mulholland
     Attorney-in-Fact

                               INDEX TO EXHIBITS


  EXHIBIT
   NUMBER                       DESCRIPTION OF DOCUMENT
  -------                       -----------------------
  **1.1       Form of Underwriting Agreement.
  **3.1       Restated Certificate of Incorporation of the Registrant and
              Certificate of Amendment of Restated Certificate of
              Incorporation to be in effect after the offering.
  **3.2       Bylaws of the Registrant to be in effect after the offering.
  **4.1       Third Amended and Restated Rights Agreement, dated as of
              December 31, 1998, as amended to date.
  **4.2       Specimen Common Stock Certificate.
  **5.1       Opinion of Gray Cary Ware & Freidenrich LLP.
  **10.1      Form of Indemnification Agreement for directors and
              executive officers.
  **10.3      1997 Nonstatutory Stock Option Plan and form of Nonstatutory
              Stock Option Agreement thereunder.
  **10.4      1998 Executive Stock Option Plan and forms of Incentive
              Stock Option Agreement and Nonstatutory Stock Option
              Agreement thereunder.
  **10.5      Stock Bonus Plan and form of Stock Bonus Agreement
              thereunder.
  **10.6      1999 Employee Stock Purchase Plan and form of subscription agreement thereunder.
  **10.7+     License Agreement by and between National Association for
              Stock Car Auto Racing, Inc. and the Registrant, dated August
              18, 1997, as amended.
  **10.8+     The Registrant and Action Performance Companies, Inc.
              Terms -- Strategic Partnership, dated April 20, 1998.
  **10.9+     Letter Agreement with Simon Investors, LLC, dated May 17,
              1998.
  **10.10+    Industrial Complex Lease (California) between MP Hacienda,
              Inc. and the Registrant, dated as of April 30, 1998.
  **10.11+    Dallas Galleria Lease between Dallas Galleria Limited as
              "Landlord" and the Registrant, as "Tenant" d/b/a/ Nascar
              Silicon Motor Speedway, dated as of May 22, 1998, as
              amended.
  **10.12+    Lease by and between Mall of America Company, a Minnesota
              General Partnership, and the Registrant, dated as of August
              12, 1997.
  **10.13+    Irvine Retail Properties Company Retail Space Lease, dated as of April 22, 1998.
  **10.14+    The Palisades Center Shopping Center Lease, dated as of July
              27, 1998.
  **10.15+    Lease, the Registrant, Tenant, "NASCAR Silicon Motor
              Speedway," Trade Name, Woodfield Mall, dated as of December
              18, 1997.
  **10.16+    Lease, the Registrant, Tenant, NASCAR Silicon Motor Speedway
              and/or Silicon Motor Speedway, Trade Name, Concord Mills,
              dated as of June 30, 1999.
  **10.17+    Lease, the Registrant, Tenant, NASCAR Silicon Motor Speedway
              and/or Silicon Motor Speedway, Trade Name, Katy Mills, dated as of March 17, 1999.
  **10.18+    Universal Studios CityWalk Hollywood Lease between Universal
              Studios CityWalk Hollywood, a division of Universal Studios,
              Inc. as Landlord and the Registrant, executed as of July 20,
              1999.
  **10.19+    Standard Shopping Center Lease, dated as of August 12, 1999
              (Walden Galleria, Buffalo, New York).
  **10.20+    Standard Shopping Center Lease, dated as of August 12, 1999
              (Crossgates Mall, Albany, New York).
  **10.21+    Retail Lease Agreement between Peabody Place Centre, L.P., a
              Tennessee limited partnership and the Registrant dated as of
              May 24, 1999.
  **10.22+    Standard Shopping Center letter, dated as of August 18, 1999
              (Carousel Center, Syracuse, New York).
  **10.23+    Lease, the Registrant, Tenant, NASCAR Silicon Motor Speedway
              and/or Silicon Motor Speedway, Trade Name, Opry Mills, dated as of August 23, 1999.

  EXHIBIT
   NUMBER                       DESCRIPTION OF DOCUMENT
  -------                       -----------------------
  **10.24+    Agreement of Lease between Mall of Georgia, L.L.C. and the
              Registrant, dated as of September 23, 1999.
  **10.25     Service Agreement by and among the Registrant, Dale
              Earnhardt, Inc. and Richard Childress Racing, dated as of
              April 30, 1997.
  **10.26     Jeff Gordon Personal Services and Endorsement Agreement by
              and among the Registrant, Jeff Gordon, Inc. and Jeff Gordon, dated as of January 1, 1998.
  **10.27     Licensing Agreement by and between the Registrant and Dale
              Jarrett, dated as of March 24, 1997.
  **10.28     Licensing Agreement by and between the Registrant and Rusty
              Wallace Inc., dated as of March 1, 1997.
  **10.29     License Agreement (Auto Design) by and between the
              Registrant and Robert Yates Racing, Inc., dated as of
              February 28, 1997.
  **10.30     Note Purchase Agreement by and among the Registrant,
              Galladio Holding, Wagenaarkwartier and E.M.H. van der Lee,
              dated as of June 30, 1999.
  **10.31     Note Purchase Agreement by and among the Registrant and
              Galladio Holding, van der Lee Partnership, E.M.H. van der
              Lee E.W. van der Lee and Manschot Opportunity Fund, dated as of September 9, 1999.
    23.1      Consent of PricewaterhouseCoopers LLP, Independent Public
              Accountants.
  **23.2      Consent of Gray Cary Ware & Freidenrich LLP (included in
              Exhibit 5.1).
  **24.1      Power of Attorney.


-------------------------

** Previously filed.


 + Confidential treatment has been requested for portions of this exhibit. The confidential portions have been filed separately with the Securities and Exchange Commission.